Exhibit 1

Description of the Republic of Italy

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is the Republic of Italy’s Annual Report on Form 18-K (“Annual Report”) under the U.S. Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011. All amendments to the Annual Report filed by the Republic of Italy on Form 18-K following the date hereof shall be incorporated by reference into this document. Any statement contained herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

FORWARD-LOOKING STATEMENTS

As required by Form 18-K, the Republic of Italy’s most recent budget is filed as an exhibit to this Annual Report. In addition, other Italian Government budgetary papers may from time to time be filed as exhibits to amendments to this Annual Report. This Annual Report, any amendments hereto and exhibits hereto contain or may contain budgetary papers or other forward-looking statements that are not historical facts, including statements about the Italian Government’s beliefs and expectations for the forthcoming budget period. Forward-looking statements can generally be identified by the use of terms such as “will”, “may”, “could”, “should”, “would”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “project” or other similar terms. Those statements are or will be based on plans, estimates and projections that are current only as of the original date of release by the Italian Government of those budgetary papers and speak only as of the date they are so made. The information included in those budgetary papers may also have changed since that date. In addition, these budgets are prepared for government planning purposes, not as future predictions, and actual results may differ and have in fact differed, in some cases materially, from results contemplated by the budgets or other forward-looking statements. Therefore, you should not rely on the information in those budgetary papers or forward-looking statements. If the information included or incorporated by reference in this Annual Report differs from the information in those budgetary papers or forward-looking statements, you should consider only the most current information included in this Annual Report, any amendments hereto and exhibits hereto. Certain figures regarding prior fiscal years have been updated to reflect more recent data that were not previously available. You should read all the information in this Annual Report.

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TABLE OF CONTENTS

Summary Information	1

Republic of Italy	3

Area and Population	3
Government and Political Parties	3
The European Union	5
Membership of International Organizations	7

The Italian Economy	8

General	8
Measures to Address the Global Financial and Economic Crisis	10
EU Measures to Address the Eurocrisis	11
Gross Domestic Product	13
Principal Sectors of the Economy	16
Role of the Government in the Economy	16
Services	17
Employment and Labor	20
Prices and Wages	21

Monetary System	24

Monetary Policy	24
Exchange Rate Policy	27
Banking Regulation	27
Measures to assess the robustness of Italian Banking System	32
Credit Allocation	32
Exchange Controls	32

The External Sector of the Economy	33

Foreign Trade	33
Geographic Distribution of Trade	35
Balance of Payments	36
Reserves and Exchange Rates	39

Public Finance	41

The Budget Process	41
European Economic and Monetary Union	41
Accounting Methodology	43
Measures of Fiscal Balance	44
The 2011 Economic and Financial Document	45
The 2012 Economic and Financial Document	46
The Update of the 2012 Economic and Financial Document	49
Revenues and Expenditures	50
Expenditures	51
Revenues	51
Government Enterprises	53

Public Debt	54

General	54
Summary of Internal Debt	56
Summary of External Debt	57
Debt Service	58
Debt Record	59

Tables and Supplementary Information	60

Except as otherwise specified, all amounts are expressed in euro (“euro” or “€”). With the implementation of the third stage of European Economic and Monetary Union on January 1, 1999, the exchange rate between the euro and Italian lire (“lira” or “lire”) was irrevocably fixed at Lit. 1,936.27 per €1.00. The euro was introduced as a physical currency on January 1, 2002 and on February 28, 2002 the lira ceased to be legal tender in Italy and was withdrawn from the financial system. For additional information concerning the exchange rate of the euro against the U.S. dollar and certain other currencies, see “External Sector of the Economy—Reserves and Exchange Rates—U.S. Dollar/Euro Exchange Rate” We make no representation that the euro amounts referred to in this Annual Report could have been converted into U.S. dollars at any particular rate.

Defined Terms and Conventions

We use terms in this Annual Report that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Annual Report. Set forth below are some of the terms used in this Annual Report.

•	Gross domestic product, or GDP, means the total value of products and services produced inside a country during the relevant period.

•

Gross national product, or GNP, means GDP plus income earned by a country’s nationals from products produced, services rendered and capital invested outside the home country, less income earned inside the home country by non-nationals.

•

Imports and Exports. Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Annual Report are derived from customs documents for non-European Union countries and data supplied by other Member States of the European Union.

•

The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. “Labor force” means people employed and people over the age of 15 looking for a job. The reference population used to calculate the Italian labor force in this Annual Report consists of all household members present and resident in Italy and registered with local authorities.

•

The inflation rate is measured by the year-on-year percentage change in the general retail price index, unless otherwise specified. The European Union harmonized consumer price index (HICP) is calculated on the basis of a weighted basket of goods and services taking into account all families resident in a given territory. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

•

Net borrowing, or government deficit, is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with the EU Protocol on Excessive Deficit Procedure, which implements the European System of Accounts (ESA95).

•	Net borrowing-to-GDP or deficit-to-GDP means the ratio of net borrowing or government deficit to nominal GDP.

•

Debt-to-GDP means the ratio of public debt to nominal GDP. Public debt includes debt incurred by the central government (including Treasury securities and borrowings), regional and other local government, public social security agencies and other public agencies.

•

Primary balance is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

Unless otherwise indicated, we have expressed:

•	all annual rates of growth as average annual compounded rates;

•	all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and

•	all financial data in current prices.

Amounts included in this Annual Report are normally rounded. In particular, amounts stated as a percentage are normally rounded to the first decimal place. Totals in certain tables in this Annual Report may differ from the sum of the individual items in such tables due to rounding.

Information Sources

The source for most of the financial and demographic statistics for Italy included in this Annual Report is data prepared by Istituto Nazionale di Statistica, or ISTAT, an independent Italian public agency that produces statistical information regarding Italy (including GDP data), in particular financial and demographic statistics for Italy published in the Annual Report of ISTAT dated May 22, 2012 and appendices thereto (together the “2012 ISTAT Annual Report”) and elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d’Italia, Italy’s central bank) dated May 31, 2012 and appendices thereto (together the “2012 Bank of Italy Annual Report”). We also include in this Annual Report information published by the Statistical Office of the European Communities or Eurostat.

Certain other financial and statistical information contained in this Annual Report has been derived from other Italian Government sources, including the economic and financial document of 2012 (Documento di Economia e Finanza 2012), dated April 26, 2012 (the “2012 Economic and Financial Document”), which includes the 2012 stability programme (the “2012 Stability Programme”) attached as Exhibit (2) to this Annual Report and the 2012 national reform programme (the “2012 National Reform Programme”) attached as Exhibit (3) to this Annual Report, and the update of the economic and financial document of 2012 (Nota di Aggiornamento del Documento di Economia e Finanza 2012), dated September 20, 2012 (the “Update of the 2012 Economic and Financial Document”) attached as Exhibit (4) to this Annual Report.

Revised National Accounts

In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. This system was intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis. Since introducing the ESA95 accounting system ISTAT has published revisions to the national system of accounts, including replacing its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. As a result of this change in methodology, all “real” revenue and expenditure figures included in this document differ from and are not comparable to data published in earlier documents filed by Italy with the United States Securities and Exchange Commission, or SEC, prior to March 12, 2007. In addition, certain data relating to the years 2000-2010 which was previously presented at purchasing power parity with 2000 prices have been restated and are now presented at purchasing power parity with 2005 prices. For additional information regarding the restatement of data from previous fiscal years, see “Public Finance—Accounting Methodology” and Exhibit (2)—2012 Stability Programme.

The general government revenues and expenditure figures in this Annual Report reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.

All references herein to “Italy,” the “State” or the “Republic” are to the Republic of Italy, all references herein to the “Government” are to the central government of the Republic of Italy and all references to the “general government” are collectively to the central government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the “Ministry of Economy and Finance”, to the “MEF” and to the “Treasury” are interchangeable and refer to the Ministry of Economy and Finance.

SUMMARY INFORMATION

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Annual Report, any amendments hereto and annexes hereto.

Gross Domestic Product: According to International Monetary Fund estimates, the economy of Italy, as measured by 2011 GDP (at current prices in U.S. dollars), is the eighth largest in the world. In 2011, Italy’s real GDP increased by 0.4 per cent, compared to a 1.8 per cent increase in 2010. In the last ten years, Italy’s GDP growth rate has generally been lower than the average GDP growth rate of the euro area. The growth gap between other euro area countries and Italy in the past decade reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. For additional information with respect to Italy’s GDP, see “The Italian Economy—Gross Domestic Product”. In order to address the financial and economic crisis, from 2008 up to 2012, the Government enacted legislation providing for measures aimed at stimulating the economy and stabilizing the Italian financial system. For additional information on the measures enacted by the Government to stimulate the economy and stabilize the Italian financial system, see “The Italian Economy” and Exhibit (2)—2012 Stability Programme.

The European Economic and Monetary Union: Italy is a signatory of the Treaty on European Union of 1992, also known as the “Maastricht Treaty,” which established the European Economic and Monetary Union, or EMU, culminating in the introduction of a single currency. Eleven member countries, including Italy, met the government deficit, inflation, exchange rate and interest rate requirements of the Maastricht Treaty and were included in the first group of countries to join the EMU on January 1, 1999. On that date, conversion from each EMU member’s old national currency into the euro was irrevocably fixed and the euro became legal tender. The number of member countries increased to 12 on January 1, 2001, when Greece joined the EMU. The euro was introduced in physical form in the countries participating in the EMU on January 1, 2002 and replaced national notes and coins entirely on February 28, 2002. Slovenia became the thirteenth member of the EMU on January 1, 2007, followed by Cyprus and Malta on January 1, 2008, Slovakia on January 1, 2009 and Estonia on January 1, 2011. On January 4, 1999, the noon buying rate for the euro as reported by the European Central Bank (the “Noon Buying Rate”) was €1 for US$1.1812. Since that initial date, the euro depreciated against the dollar, reaching a low of €1 for $0.8270 on October 25, 2000 and thereafter progressively appreciated against the dollar, reaching a high of €1 for $1.599 on July 15, 2008. Since such date the euro has depreciated again the dollar reaching a low of €1 for $1.2089 on July 24, 2012 as a result of the Eurocrisis. On June 30, 2012, the European Central Bank (“ECB”) exchange reference rate was €1 for $1.2590. For additional information regarding the historic dollar/euro exchange rate, see “The External Sector of the Economy—Reserves and Exchange Rates”.

Foreign Trade: Over half of Italy’s exports and imports involve other European Union countries. Italy’s main exports are manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. Since 2004, Italy’s balance of payments has recorded current account deficits. The deficit on Italy’s external current account in 2011 was €51.5 billion or 3.3 per cent of GDP, compared to €54.7 billion or 3.5 per cent of GDP in 2010.

Inflation: In 2011, consumer prices in Italy increased at an annual rate of 2.9 per cent measured by the harmonized EU consumer price index (HICP), compared to 1.6 per cent in 2010.

Public Finance: Italy has historically experienced substantial government deficits and high public debt. Countries participating in the EMU are required to reduce “excessive deficits”, adopting budgetary balance as a medium-term objective, and to reduce public debt. Italy recorded net borrowing amounts as a percentage of GDP higher than the 3.0 per cent ratio imposed by the Maastricht Treaty in 2001 and each year during 2003-2006 and 2009-2011. Italy’s deficit-to GDP ratio was 3.9 per cent in 2011, compared to 4.6 per cent in 2010 and Italy’s debt-to-GDP ratio was 120.7 per cent gross of euro area financial support in 2011, compared to 119.2 per cent in 2010. As set out in the Update of the 2012 Economic and Financial Document, Italy currently forecasts (i) its deficit-to GDP ratio to be 2.6 per cent in 2012, 1.8 per cent in 2013, 1.5 per cent in 2014 and 1.3 per cent in 2015 and (ii) its debt-to-GDP ratio gross of euro area financial support to be 126.4 per cent in 2012, 126.1 per cent in 2013, 123.1 per cent in 2014 and 119.9 per cent in 2015. For additional information with respect to Italy’s debt-to-GDP, see “The Italian Economy”, “Public Finance” and Exhibit (2)—2012 Stability Programme.

Eurocrisis: The global financial system began showing signs of disruption in the summer of 2007 and its condition quickly deteriorated following the bankruptcies of several major international financial institutions in the summer of 2008. Its condition continued to deteriorate and caused major disruptions in global financial markets, including unsustainably low levels of liquidity and funding sources (which resulted in high funding costs, historically high credit spreads, volatile and unsustainable capital markets and declining asset values). Many countries acted to combat deteriorating economic conditions, including borrowing in order to support troubled financial and other institutions and adopting other measures to stimulate their economies, which actions led to the credit ratings of various countries to be reduced. The first to be directly affected was Iceland in 2008 followed by Greece, Ireland and Portugal in 2010 and Spain and Italy in 2011. Such reductions to sovereign credit ratings, compounded by the existing recessionary global economy, made it difficult, or in certain instances impossible, for many European countries to access the capital markets to satisfy their funding needs. Such difficulties led to further reductions in sovereign credit ratings and the need for such countries to receive financial support from third parties, including from other countries and the financial support mechanisms adopted by the European Union. In particular, beginning in 2010, Greece, Ireland and Portugal began receiving financial assistance in the form of direct and indirect loans from EU member states. Such conditions have persisted through the date of this Annual Report. For additional information on the measures that the European Union and Italy have taken to address the Eurocrisis, see “The Italian Economy” and Exhibit (2)—2012 Stability Programme and Exhibit (3)—2012 National Reform Programme.

The Italian Political System: Italy is a democratic republic. Italy is a civil law jurisdiction, with judicial power vested in ordinary courts, administrative courts and courts of accounts. The Government operates under a Constitution that provides for a division of powers among Parliament, the executive branch and the judiciary. Parliament comprises a Senate and a Chamber of Deputies. The executive branch consists of a Council of Ministers selected and headed by a Prime Minister. The Prime Minister is appointed by the President of the Republic and the Prime Minister’s government is confirmed by Parliament. Following the general Parliamentary elections held on April 13 and 14, 2008, the center-right coalition led by Mr. Silvio Berlusconi and formed by Il Popolo delle Libertà, Lega Nord and the Movimento per l’Autonomia obtained a majority in both the Chamber of Deputies and the Senate. As a result, Mr. Berlusconi was appointed to form a new Government, which was sworn in on May 8, 2008. On November 12, 2011, Mr. Berlusconi presented his resignation to President Giorgio Napolitano, who appointed Professor Mario Monti to form a new government in Italy, which received the confidence vote of the Parliament. Mario Monti was sworn in as Prime Minister on November 16, 2011. New elections are expected to take place in the spring of 2013.

2012 Developments: In April 2012, Italy amended its Constitution to include a binding budget discipline, pursuant to which the general government will be required to operate under balanced budgets beginning in fiscal year 2014. In addition, in September 2012, Italy announced its commitment to reach, within 2013, a balanced budget and reduce its public debt by increasing the primary surplus. For additional information on balancing the budget of the general government, see Exhibit (4)—Update of the 2012 Economic and Financial Document.

REPUBLIC OF ITALY

Area and Population

Geography. The Republic of Italy is situated in south central Europe on a peninsula approximately 1,120 kilometers (696 miles) long and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Italy’s total area is approximately 301,300 square kilometers (116,336 square miles), and it has 7,375 kilometers (4,582 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.

Population. According to the “15th General Population and Housing ISTAT Census” (15° Censimento della popolazione e delle abitazioni e del Censimento degli edifici) (the “2011 Census”), as of December 31, 2011, Italy’s resident population was estimated to be approximately 59.5 million, accounting for approximately 12.1 per cent of the EU population. Italy is the fourth most populated country in the EU after Germany, France and the United Kingdom. According to ISTAT data, as of December 31, 2011, the six regions in the southern part of the peninsula together with Sicily and Sardinia, known as the Mezzogiorno, had a population of approximately 20.5 million. As of the same date, northern and central Italy had a population of approximately 27.2 million and 11.6 million, respectively. As of January 1, 2011, the breakdown of the resident population by age group was as follows:

•	under 20	17.9%
•	20 to 39	24.9%
•	40 to 59	29.4%
•	60 and over	27.8%

Source: ISTAT

In 2004, for the first time since 1993, the number of births in Italy exceeded the number of deaths. However, Italy’s fertility rate is still one of the lowest in the world, while life expectancy for Italians is among the highest in the world. Because population growth has been low in recent years, the average age of the population is increasing. Based on ISTAT data, as of December 31, 2011, population density is approximately 197.4 persons per square kilometer.

Rome, the capital of Italy and its largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of approximately 2.6 million as of December 31, 2011. The next largest cities are Milan, with a population of approximately 1.2 million, Naples, with approximately 0.95 million, and Turin, with approximately 0.9 million. In 2011, approximately 68.0 per cent of Italy’s population lived in urban areas.

Like other EU countries, Italy has experienced significant immigration in recent years, particularly from North Africa and Eastern European countries. According to the 2011 Census, there were approximately 3.77 million foreigners holding permits to live in Italy, a 182.4 per cent increase from the previous census (carried out in 2001). Immigration legislation has been the subject of intense political debate since the early 1990s. Italy has tightened its immigration laws in the past decade and initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. In addition to measures aimed at controlling illegal immigration, the Government has also introduced measures aimed at regularizing the position of illegal immigrants. While these legislative efforts have resulted in the regularization of large numbers of illegal immigrants, Italy continues to have high numbers of foreigners living in Italy illegally.

Government and Political Parties

Italy was originally a loose-knit collection of city-states, most of which united into one kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.

The Legislative Branch. Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life Senators, consisting of former Presidents of the Republic and prominent individuals appointed by the President. The Chamber of Deputies and the Senate share equally and have substantially the same legislative power. Any statute must be approved by both assemblies before being enacted. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament.

The Executive Branch. The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. The current President, Giorgio Napolitano, was elected in May 2006. The next presidential election will occur in the spring of 2013. The President has the power to appoint the Prime Minister and to dissolve Parliament. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and to command the armed forces. The President nominates and Parliament confirms the Prime Minister, who is the effective head of Government. The Council of Ministers is appointed by the President on the Prime Minister’s advice. The Prime Minister and Council of Ministers answer to both houses of Parliament and must resign if one of the houses of Parliament passes a vote of no confidence in the administration.

The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy. There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.

Political Parties. The main political parties are grouped into two opposing coalitions: the Partito Democratico and the Il Popolo delle Libertà. The Partito Democratico coalition was created in 2008 to combine Italy’s moderate center-leftist forces and numerous smaller political parties, including center-left and leftist forces. The Il Popolo delle Libertà was created in 2008 to combine center-right forces and Alleanza Nazionale, which represented the right. The Lega Nord is a separate political party allied with Il Popolo delle Libertà. In the second half of 2010, certain members of Il Popolo delle Libertá (formerly members of Alleanza Nazionale) left Il Popolo delle Libertá to form a new party named Futuro e Libertá and then left the government coalition, but in a December 14, 2010 parliamentary confidence vote, the government coalition then led by Mr. Berlusconi obtained majority support. On November 12, 2011, Mr. Silvio Berlusconi presented his resignation to President Giorgio Napolitano, who appointed Professor Mario Monti to form a new government in Italy, which received the confidence vote of the Parliament.

Elections. Except for a brief period, since Italy became a democratic republic in 1946 no one party has been able to command an overall majority in Parliament, and, as a result, Italy has a long history of weak coalition governments. In 1993, Parliament adopted a partial “first past the post” voting system for the election of 75 per cent of the members of both the Senate and the Chamber of Deputies. Under this system, the candidate receiving the largest number of votes in a single district wins. The remaining 25 per cent are elected through a proportional representation system. In the Chamber of Deputies, only parties that receive 4 per cent of the total vote on a nationwide basis are eligible for the seats elected by proportional representation. These modifications of the voting system have resulted in a significantly smaller number of Parliamentary seats held by parties with relatively small shares of the popular vote. Historically, however, government stability has depended on the larger parties’ coalitions with smaller parties.

In December 2005, a new law was enacted modifying the voting system for the Chamber of Deputies and the Senate. In the Chamber of Deputies and in the Senate, the electorate votes for lists of candidates presented by the multiparty coalitions and individual parties. Seats in the Chamber of Deputies are awarded based on the number of votes obtained by each list, provided that multiparty coalitions and individual parties are not eligible for any seat unless they attain at least 10 per cent and 4 per cent of the total votes, respectively. Seats in the Senate are also awarded based on the number of votes obtained by each list, but the minimum per cent of the total votes to be attained by multiparty coalitions and individual parties are determined on a regional basis. In order to ensure government stability, if the winning coalition does not obtain at least 340 seats in the Chamber of Deputies, it is automatically awarded as many seats as it needs to reach 340 seats. In the Senate, the award for the winning coalition is determined on a regional basis. This modified voting system was utilized for the first time in the general elections in April 2006.

Regional and Local Governments. Italy is divided into 20 regions containing 110 provinces. The Italian Constitution reserves certain functions, including police services, education and other local services, for the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, as to all areas that are neither subject to the exclusive competence of Parliament nor in a regime of shared responsibility between Parliament and the regions, exclusive regional competence is conferred to a region upon its request, subject to Parliamentary approval. In 2009, Italy adopted legislation that is designed to increase the fiscal autonomy of regional and local governments. The reform is expected to come fully into effect by 2016. Under the new system, lower levels of government will be able to levy their own taxes and will have a share in central tax revenues, including income tax and value added tax. Under the new system, a “standard cost” for public services such as health, education, welfare and public transport will be determined to set budgets for local governments. A fund will be made available to local governments that incur government deficits and convergence plans will be set up for local governments that record significant government deficits in consecutive years.

The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d’Aosta) providing them with additional legislative and executive powers.

Referenda. An important feature of Italy’s Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of annulling legislation to which it relates. A referendum can be held at the request of 500,000 signatories or five regional councils but cannot be held on matters relating to taxation, the State budget, the ratification of international treaties or judicial amnesties. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.

The European Union

Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 27 current members of the EU together with Austria, Belgium, Bulgaria, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom. The EU had an estimated population of approximately 503.4 million as of January 1, 2012.

The European Union is currently negotiating the terms and conditions of accession to the EU of the following candidate countries: Croatia, the Former Yugoslav Republic of Macedonia, Montenegro, Iceland and Turkey. The European Union completed accession negotiations with Croatia in June 2011 and Croatia is expected to become an EU Member State in 2013.

The EU Member States have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its Member States and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.

The Council of the EU. The Council of the EU (the “EU Council”), is the EU’s main decision-making body. It meets in different compositions by bringing together, on a regular basis, ministers of the Member States to decide on matters such as foreign affairs, finance, education and telecommunications. When the EU Council meets to address economic and financial affairs, it is referred to as ECOFIN (“ECOFIN”). The EU Council mainly exercises, together with the European Parliament, the European Union’s legislative function and promulgates:

•	regulations, which are EU laws directly applicable in Member States;

•	directives, which set forth guidelines that Member States are required to enact by promulgating national laws; and

•	decisions, through which the EU Council implements EU policies.

The EU Council also coordinates the broad economic policies of the Member States and concludes, on behalf of the EU, international agreements with one or more Member States or international organizations. In addition, the EU Council:

•	shares budgetary authority with the European Parliament;

•	makes the decisions necessary for framing and implementing a common foreign and security policy; and

•	coordinates the activities of Member States and adopts measures in the field of police and judicial cooperation in criminal matters.

Decisions of the EU Council are made by vote. Each Member State’s voting power is largely based on the size of its population. The following are the number of votes each Member State can cast:

•	Germany, France, Italy and the United Kingdom each have 29 votes;

•	Spain and Poland each have 27 votes;

•	Romania has 14 votes;

•	the Netherlands has 13 votes;

•	Belgium, the Czech Republic, Greece, Hungary and Portugal each have 12 votes;

•	Austria, Bulgaria and Sweden each have 10 votes;

•	Denmark, Ireland, Lithuania, Slovakia and Finland each have 7 votes;

•	Cyprus, Estonia, Latvia, Luxembourg and Slovenia each have 4 votes; and

•	Malta has 3 votes.

Generally, decisions of the EU Council are made by qualified majority, which is achieved if:

•	a majority of Member States (in certain cases, a two-thirds majority of Member States) approves the decision;

•	a number of votes representing at least 73.9 per cent of all votes is cast in favor of the decision; and

•	a Member State may ask for confirmation that the votes in favor represent at least 62 per cent of the total population of the European Union.

Commencing on October 1, 2014, pursuant to changes enacted by the Treaty of Lisbon, the voting rules for the EU Council will change, increasing the required majority to 55 per cent of Member States (72 per cent in certain cases) and 65 per cent of the population, and permitting four Member States to block a proposal.

The European Parliament. The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:

•	it shares with the EU Council the power to adopt directives, regulations and decisions;

•	it shares budgetary authority with the EU Council and can therefore influence EU spending; and

•	it approves the nomination of Commissioners, has the right to censure the Commission and exercises political supervision over all the EU institutions.

Following the election held in 2009, each Member State was allocated the following number of seats in Parliament:

Austria	17
Belgium	22
Bulgaria	17
Cyprus	6
Czech Republic	22
Denmark	13
Estonia	6
Finland	13
France	72
Germany	99
Greece	22
Hungary	22
Ireland	12
Italy	72

Latvia	8
Lithuania	12
Luxembourg	6
Malta	5
Netherlands	25
Poland	50
Portugal	22
Romania	33
Slovakia	13
Slovenia	7
Spain	50
Sweden	18
United Kingdom	72

Total	736

The European Commission. The European Commission (the “Commission”), upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. Currently, the European Commission consists of 27 members, one appointed by each Member State for five year terms.

Court of Justice. The Court of Justice ensures that community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving Member States, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.

Other Institutions. Other institutions that play a significant role in the European Union are:

•	the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;

•

the Court of Auditors, which checks that all the European Union’s revenue has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

•	the European Investment Bank, which is the European Union’s financial institution, supporting EU objectives by providing long-term financing for specific capital projects.

Membership of International Organizations

Italy is also a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Eight (G-8) industrialized nations, together with the United States, Japan, Germany, France, the United Kingdom, Canada and Russia, and a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the International Monetary Fund (IMF), the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY

General

According to IMF data, the Italian economy, as measured by 2011 GDP (at current prices in U.S. dollars), is the eighth largest in the world after the United States, Japan, Germany, the People’s Republic of China, the United Kingdom, France and Brazil.

The Italian economy developed rapidly in the period following World War II as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or “real GDP,” grew by an average of 5.2 per cent per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1 per cent in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4 per cent per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Government. For the 1980s as a whole, real GDP growth in Italy averaged 2.4 per cent per year.

Italy’s economic growth slowed down substantially in the 1990s. Tighter fiscal policy, which followed the lira’s suspension from the Exchange Rate Mechanism in September 1992, led Italy’s economy into recession in 1993. The economy recovered in 1994; however, Italy’s GDP grew at a modest pace, an average of 1.6 per cent per year from 1996 through 1999, lagging behind those of other major European countries. The growth gap between other EMU countries and Italy since the mid-1990s reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets, the slowness of the recovery in economic activity is due to shortcomings in the Italian productive economy that make it fragile in the new competitive environment. These deficiencies depend both on factors internal to firms, such as small size and the limitations of exclusive family control and on external factors, such as insufficient infrastructure, high tax rates combined with widespread tax evasion, an uncertain and complex regulatory framework and long administrative procedures. Some lack of competition is adversely affecting the service sector in particular.

Over the six year period from 2000 to 2006, average annual GDP growth in Italy equaled 1.5 per cent compared to the average annual GDP growth of the euro area of 2.4 per cent.

The table below shows the annual percentage change in real GDP growth for Italy and the EU, including Italy, for the period 2000 through 2006.

Annual Per Cent Change in Real GDP (2000-2006)

	2000	2001	2002	2003	2004	2005	2006
Italy	3.7	1.9	0.5	0.0	1.7	0.9	2.2
Euro area(1)	3.9	2.1	1.3	1.5	2.5	2.1	3.3

(1)	The euro area represents the countries participating in the EMU.

Source: Eurostat.

The table below shows the annual percentage change in real GDP growth for Italy and the countries participating in the EMU, including Italy, for the period 2007 through 2011.

Annual Per Cent Change in Real GDP (2007-2011)

	2007	2008	2009	2010	2011
Italy	1.5	(1.3)	(5.5)	1.8	0.4
Euro area(1)	2.9	0.4	(4.3)	1.9	1.5

(1)	The euro area represents the countries participating in the EMU.

Source: Bank of Italy.

In 2007, the Italian economy grew slower than the average rate in the rest of the euro area as a result of Italy’s inability to address the issues that limited GDP growth throughout the previous decade. In 2008, as a result of the global financial and economic crisis, Italy’s real GDP decreased by 1.3 per cent mainly as a result of a steep decline in exports. Italy also recorded a decrease in domestic private consumption, largely attributable to the stagnation of Italian families’ purchasing power (the rise in nominal salaries was offset by inflation) and increasing propensity to save, and a decrease in gross fixed investments, especially in machinery and equipment and real estate. The uncertainty resulting from the financial crisis and its long term effects seriously affected consumer and business confidence and played a major role in the reduction of spending and investment.

In 2009, Italy’s GDP decreased by 5.2 per cent, the largest decrease since the Second World War. A moderate recovery began in the second half of the year, mainly because of improved exports. In the same period, the industrial sector returned to moderate growth, the decline in the services sector came to a halt, but the decline in the construction sector continued. Domestic demand remained weak. Spending on capital goods, although increasing slightly in the second half of 2009 in response to tax incentives for purchases of machinery and equipment, was dampened by spare capacity and uncertainty about growth. The decline in consumer spending generally worsened, despite the measures introduced to support purchases of certain durable goods. Signs of an easing in the decline of the real property market appeared towards the end of 2009.

In 2010, the Italian economy grew and real GDP increased by 1.3 per cent compared to 2009, 0.1 per cent better than the official forecast. Domestic demand sustained the recovery. Private consumption contributed to the GDP growth by 0.6 per cent, fixed investment contributed to the GDP growth by 0.5 per cent and an increase in inventories contributed to the GDP growth by 0.7 per cent. Net exports provided a negative contribution to GDP growth by 0.4 per cent. The deterioration reflects the position on merchandise trade, which turned negative last year after being broadly in balance in 2009. It was largely due to only two sectors: energy raw materials, whose deficit grew mainly because of the rise in oil prices, and electronic apparatus, where the major factor was the significant increase in imports of photovoltaic cells.

In 2011, Italy’s GDP grew by 0.4 per cent compared to 2010. Private consumption contributed to GDP growth by 0.1 per cent and net exports contributed to GDP growth by 1.4 per cent while fixed investment negatively contributed to GDP growth by 0.4 per cent. The growth in merchandise exports in 2011 was mainly due to sales to non-EU countries, particularly sales of machinery and equipment, basic metals and other metal products. Good export performances were also recorded by traditional products, pharmaceuticals and electronic products.

The Government has historically experienced substantial government deficits. Among other factors, this is largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments account for a relatively significant percentage of total employment as well as high interest expense resulting from the size of Italy’s public debt. Countries participating in the European Economic and Monetary Union are required to reduce “excessive deficits” and adopt budgetary balance as a medium-term objective. For additional information on the budget and financial planning process, see “Public Finance—Measures of Fiscal Balance” and “Public Finance—Revenues and Expenditures”.

A longstanding objective of the Government has been to control Italy’s debt-to-GDP ratio. Italy’s debt-to-GDP ratio increased in 2011 to 119.3 per cent net of euro area financial support and 120.1 per cent gross of euro area financial support, reflecting the gap between the average cost of debt and the expansion of nominal GDP (2.9 per cent), only partly offset by the primary surplus of 1.0 per cent and the factors that affect net borrowing but not debt (0.4 per cent). The debt-to-GDP ratio in 2011 was below the forecasts indicated in the September 22, 2011 update of the 2011 Economic and Financial Document. Compared to the forecast, the negative difference of 0.5 per cent was due to actual nominal growth that was approximately 0.1 per cent less than the forecast, a lower than expected debt stock equivalent to approximately 0.6 per cent of GDP and the combination of a better than expected trend of the public sector’s borrowing requirement equivalent to approximately 0.4 per cent and a slowdown in debt issues that was more pronounced than the decrease in the borrowing requirement due to tensions in the financial markets. According to Italy’s most recent projections, Italy’s debt-to-GDP ratio gross of euro area financial support is expected to be 126.4 per cent in 2012, 127.1 per cent in 2013, 125.1 per cent in 2014 and 122.9 per cent in 2015. For additional information on Italy’s forecasts for its debt-to-GDP ratio, see “Public Finance—The 2012 Economic and Financial Document”, Exhibit (2)—2012 Stability Programme and Exhibit (4)—Update of the 2012 Economic and Financial Document.

Historically, Italy has had a high but declining savings rate, calculated as a percentage of gross national disposable income, which measures aggregate income of a country’s citizens after providing for capital consumption (the replacement value of capital used up in the process of production). Private sector saving as a percentage of gross national disposable income averaged 19.6 per cent in the period from 1999 to 2008. Private sector saving as a percentage of gross national disposable income was 18.5 per cent in 2009 and 18.0 in 2010 and decreased to 12.0 per cent in 2011. Because of the historically high savings rate, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing. As at December 31, 2011, the ratio of internal debt to external debt was 24.4/1.

The Italian economy is characterized by significant regional disparities, with the level of economic development of southern Italy well below that of northern and central Italy. The per capita GDP of southern Italy, also known as the Mezzogiorno, is significantly lower than that of the rest of Italy. The marked regional divide in Italy is also evidenced by significantly higher unemployment in the Mezzogiorno. For additional information on Italian employment, see “—Employment and Labor”.

Inflation, as measured by the European Union harmonized consumer price index (HICP), has declined from rates exceeding 20 per cent in the early 1980s to 2.9 per cent in 2011. For additional information on inflation, see “—Prices and Wages”.

Measures to Address the Global Financial and Economic Crisis

In each of 2009, 2010, 2011 and 2012, the Government acted to limit the effects of the global crisis, support the economy and facilitate its recovery. The Government also injected significant liquidity into the financial system by accelerating payment of past debts and reducing the accrual of tax refunds.

Measures adopted in 2009, 2010 and 2011

During the years 2009, 2010 and 2011, the Government adopted a series of measures aimed at increasing Government revenues, reducing Government spending, fighting tax evasion, sustaining the economic and financial growth of Italy, achieving the financing targets adopted by the EU and balancing the general government’s budget. The main reforms adopted by the Government in those years were introduced by (i) Law No. 102 of August 3, 2009, (ii) Law No. 122 of July 31, 2010, (iii) Law No. 111 of July 15, 2011 and (iv) Law No. 148 of September 14, 2011. For additional information on these measures, see Exhibit (2)—2012 Stability Programme and Exhibit (3)—2012 National Reform Programme.

The measures adopted by the Government in 2009, 2010 and 2011 consisted of, inter alia:

•

tax measures, including an increase of the ordinary value-added tax (“VAT”) rate from 20 per cent to 21 per cent, an increase of the capital gains tax rate on financial instruments from 12.5 per cent to 20 per cent, with the exception of public debt instruments, which remain subject to a capital gains tax of 12.5 per cent and an additional three per cent tax on income exceeding €300,000;

•

reforms intended to reduce government spending, including Government expenditure cuts, simplifying general governmental structures, implementing a public spending review, reforming the tax and welfare systems and commencing the process to amend the Constitution to introduce a balanced budget rule;

•

measures to fight tax evasion, including a limit to the permissible amount of cash transactions to €2,500 or less and imposing harsher penalties for the payment of professional services without proper invoicing; and

•	reforms to enhance potential growth, including a reduction of bureaucratic obstacles for business organizations and the allowance of more flexible labor contracts.

In November 2011, the Italian Parliament adopted the stability law for 2012 through Law No. 183 of November 12, 2011 and the budget law for 2012/2014 through Law No. 184 of November 12, 2011. These laws implemented several of the austerity measures previously adopted, including, among other things, reduced funding for Ministries, rules for disposing of public real estate and other measures to incentivize financial and economic growth and public deficit reduction. For additional information on the Italian budget and financial planning process, see “Public Finance—The Budget Process”.

In December 2011, the Government enacted additional measures through Law No. 214 of December 22, 2011, which consisted of, inter alia:

•

tax measures, including a new real property tax (Imposta Municipale Unitaria or IMU) on real estate located in Italy, which will also be levied against primary residences (prima casa), further increases and adjustments to VAT rates and an increase of excise taxes on fuels;

•

reforms intended to reduce government spending, including changes to retirement eligibility requirements intended to align the retirement eligibility age with the average projected life span of the population and gradually equalize the retirement eligibility ages of both males and females;

•

measures to fight tax evasion, including strengthened investigative powers of tax authorities, new rules requiring financial intermediaries to transmit certain information with respect to customer accounts to the tax authorities and a further reduction of the permissible amount of cash transactions to €1,000 or less; and

reforms to enhance potential growth, including the introduction of new incentives such as an economic growth aid (ACE) that provides for a reduction of income taxes that is proportionate to the notional yield of new capital invested in a business, a reduction of labor taxes (particularly with respect to women and young workers), the establishment of policies intended to increase the employment of women and young workers and the introduction of regulations aimed at liberalizing commerce.

Measures adopted in 2012

The Government continued adopting measures to address the global financial and economic crisis in 2012. In April 2012, Italy amended its Constitution to include a balanced budget requirement, pursuant to which the general government will be required to operate under balanced budgets beginning in fiscal year 2014. In addition, in September 2012, Italy announced its commitment to reach, within 2013, a balanced budget and reduce its public debt by increasing the primary surplus. For additional information on balancing the budget of the general government, see Exhibit (4)—Update of the 2012 Economic and Financial Document.

The main measures adopted by the Government in 2012 were introduced through (i) Law No. 27 of March 24, 2012; (ii) Law No. 35 of April 4, 2012; (iii) Law No. 92 of June 28, 2012; (iv) Law No. 134 of August 7, 2012; (v) Law No. 135 of August 7, 2012 and (vi) Law Decree No. 179 of October 18, 2012, the latter of which has been submitted to the Italian Parliament for conversion into law. For additional information on these reforms, see Exhibit (2)—2012 Stability Programme, Exhibit (3)—2012 National Reform Programme and Exhibit (4)—Update of the 2012 Economic and Financial Document.

The measures adopted by the Government in 2012 consisted of, inter alia:

•	tax measures, including a deferral of the scheduled increase of the VAT rate;

•

reforms intended to reduce government spending, including reduced funding to political groups and political appointees at the regional level, a reduction of the number of regional counselors, increased financial controls, various measures intended to rationalize and streamline bureaucratic processes and administrative structures and the strengthening of centralized purchasing systems; and

•

reforms to enhance potential growth, including measures to foster the development and growth of companies engaged in the construction and management of infrastructure and other public works, eliminate bureaucratic obstacles for professionals and entrepreneurs, facilitate access to capital markets for non-listed companies, amendments to bankruptcy laws and civil procedure, new rules and incentives for start-up companies and measures aimed at reducing labor costs and attracting increased foreign direct investment.

In October 2012, the Government approved the draft stability law for 2013 and the draft budget law for 2013/2015. These bills (disegni di legge) have been submitted to the Italian Parliament for discussion and approval. These bills are aimed at implementing the measures envisaged in the 2012 Economic and Finance Document. In particular, the draft stability law for 2013 includes measures aimed at achieving a structurally balanced budget in 2013 while increasing productivity, reducing public expenditure and intervening on certain tax regimes applicable to personal income and financial instruments.

EU Measures to Address the Eurocrisis

The global financial system began showing signs of disruption in the summer of 2007 and its condition quickly deteriorated following the bankruptcies of several major international financial institutions in the summer of 2008. Its condition continued to deteriorate and caused major disruptions in global financial markets, including unsustainably low levels of liquidity and funding sources (which resulted in high funding costs, historically high credit spreads, volatile and unsustainable capital markets and declining asset values). Many countries acted to combat deteriorating economic conditions, including borrowing in order to support troubled financial and other institutions and adopting other measures to stimulate their economies, which actions led to the credit ratings of various countries to be reduced. The first to be directly affected was Iceland in 2008 followed by Greece, Ireland and Portugal in 2010 and Spain and Italy in 2011. Such reductions to sovereign credit ratings, compounded by the existing recessionary global economy, made it difficult, or in certain instances impossible, for many European countries to access the capital markets to satisfy their funding needs. Such difficulties led to further reductions in sovereign credit ratings and the need for such countries to receive financial support from third parties, including from other countries and the financial support mechanisms adopted by the European Union. In particular, beginning in 2010, Greece, Ireland and Portugal began receiving financial assistance in the form of direct and indirect loans from EU member states. Such conditions have persisted through the date of this Annual Report. For additional information on the measures that the European Union have taken to address the Eurocrisis, see Exhibit (2)—2012 Stability Programme.

The Stability and Growth Pact and the Euro Plus Pact. In March 2011, the EU Council adopted measures to respond to the economic crisis, requiring all Member States to include a multi-annual consolidation plan including specific deficit, revenue and expenditure targets and an implementation strategy and timeline in their stability or convergence programmes prepared pursuant to their existing responsibilities under the Stability and Growth Pact of 1998. For additional information on the Stability and Growth Pact of 1998, see “Public Finance—European Economic and Monetary Union”. Member States were also required to include structural reforms in their national reform programmes prepared in connection with the European Semester. For additional information on national reform programmes and the European Semester, see “Public Finance—The Budget Process”.

In addition, an agreement named the Euro Plus Pact (the “Pact”) was agreed to by the heads of government of the euro area and joined by Bulgaria, Denmark, Latvia, Lithuania, Poland and Romania (and remains open for other EU Member States to join). The Pact aimed at a closer coordination of policies for economic convergence and requires the heads of government to set common objectives in each chosen policy area and to make annual concrete national commitments. More specific objectives of the Pact are to stimulate competitiveness and employment, to enhance the sustainability of public finances and to reinforce financial stability. Italy has committed together with the other EU Member States to confirm and develop its economic policy based on the Pact and to conform and articulate its national political documentation and process based on the Pact. For additional information on Italy’s budget and financial planning process, see “Public Finance—The Budget Process”.

Financial Assistance to EU Member States. In early 2010, the EU member states began to take steps to provide financial assistance to troubled European Member States. As Greece slipped into a deep recession and came close to defaulting on financial obligations, in May of 2010 the EU provided, on a coordinated bilateral basis, a first round of loans to Greece through a three-year plan (2010 to 2013) for a total commitment of €80 billion. Italy’s portion of the total commitment equaled €14.7 billion. Of the €80 billion, €21 billion was disbursed in 2010 and €31.9 billion in 2011. At the same time the International Monetary Fund (the “IMF”) undertook to provide Greece with an additional €30 billion in loans, €10.5 billion of which was lent in 2010 and €9.6 billion in 2011. As of December 31, 2011, Italy’s exposure to Greece through direct loans was just over €10 billion.

The EFSF. In June 2010, the EU member states created the European Financial Stability Facility (the “EFSF”) whose objective is to “preserve financial stability of Europe’s monetary union by providing temporary assistance to euro area Member States”. In order to fund any such assistance the EFSF has the capacity to issue bonds or other debt instruments in the financial markets. Such debt is debt is guaranteed by each Member State on a several basis based on each Member State’s participation in the ECB’s share capital. Initially the extent of the guarantees (and therefore of the facility itself) were capped at €440 billion. Italy’s participation in the EFSF is approximately 18 per cent. Pursuant to a ruling of Eurostat, financings granted by the EFSF cause an increase of public debt of the countries participating in the financing, based on their participation in the ECB’s share capital.

The EFSF financings are combined with those from the European Financial Stabilization Mechanism (the “EFSM”), a €60 billion facility organized by the European Commission, and additional financings from the IMF. The EFSM allows the European Commission to borrow in financial markets on behalf of the Union and then lend the proceeds to the beneficiary Member State. All interest and loan principal is repaid by the beneficiary Member State via the European Commission. The EU budget guarantees the repayment of the bonds in case of the default by the borrower. The EFSF, EFSM and IMF can only act after a request for support is made by a euro area Member State and a country program has been negotiated with the European Commission and the IMF. As a result, any financial assistance by the EFSF, EFSM and IMF to a country in need is linked to strict policy conditions. The EFSF and EFSM may only grant new financings until June 2013; after this date, only existing financings may be administered. During 2011, the EFSM began issuing bonds backed by EU budgetary resources in order to finance the loan package agreed in November 2010 in favor of Ireland and the loan package agreed in May 2011 in favor of Portugal. The EFSM issued approximately €28 billion in bonds in 2011 in order to provide loans of 13.9 billion to Ireland and €14.1 billion to Portugal. Also during 2011, the EFSF issued approximately €18 billion of securities in order to grant loans of €7.6 billion to Ireland and €6.9 billion to Portugal. In addition to the loans provided by the EFSM and the EFSF, the IMF made loans of €12.5 billion to Ireland and €13 billion to Portugal.

A set of measures designed to increase the EFSF’s capacity were approved during the course of 2011: (a) the guarantees provided by the euro area countries were raised from €440 billion to €780 billion; (b) the facility was authorized to make purchases of Member States’ government bonds in the primary and secondary markets; (c) it was authorized to take action under precautionary programmes and to finance the recapitalization of financial institutions; and (d) it will be allowed to use the leverage options offered by granting partial risk protection on new government bond issues by euro area countries and/or by setting up one or more vehicles to raise funds from investors and financial institutions. In early 2012, Greece, having enacted the budget and other reform measures required by the EU, reached a further agreement with the European Commission, the ECB and IMF for a second round of financial support, which consisted of €138 billion in loans from the IMF and the EFSF over the period 2012 to 2016. This second round of financial support differed from the package Greece received in May 2010 in that it received loans directly from the EFSF rather than directly from Member States. In May 2012, Greece had received approximately €72.9 billion from the EFSF. Greece also received an additional €1.7 billion from the IMF.

Also in 2012, the EFSF provided financial support for Ireland and Portugal. Ireland received €13.8 billion, of which €4.6 billion came from the EFSF while the EFSM provided €4.5 billion and the IMF provided €3.6 billion. Ireland also received bilateral loans directly from the United Kingdom and Denmark for a further €1 billion. Portugal received €14.3 billion, of which €6 billion came from the EFSM, €2.7 billion from the EFSF and €5.6 billion from the IMF.

The ESM. From July 2013, the European Stability Mechanism (“ESM”), a facility with lending capacity of €500 billion, will assume the role of the EFSF and the EFSM. The ESM will have a subscribed capital of €700 billion, of which €80 billion will be paid-in capital provided by the euro area Member States and €620 billion will be committed callable capital and guarantees from euro area Member States, who will commit to maintain a minimum 15 per cent ratio of paid-in capital to outstanding amount of ESM issuances in the transitional phase from 2013 to 2017. Italy’s maximum commitment to the ESM will be approximately €125.3 billion. The ESM will grant financings to requesting countries in the euro area under strict conditions and following a debt sustainability analysis.

On February 2, 2012, a number of revisions were made to the treaty instituting the ESM. Its entry into force was brought forward by one year, to July 2012, and the voting rules were amended to allow decisions to be taken by a qualified majority of 85 per cent in certain circumstances. This majority rule can be invoked in place of the requirement of unanimous decisions if the European Commission and the ECB determine that financial assistance measures need to be taken urgently and in the interests of the euro area’s financial and economic stability. Furthermore, as in the case of the EFSF, the ESM has additional means available to it to support countries in difficulty: it can purchase member countries’ government bonds, both directly or on the secondary market, and is allowed greater flexibility in its direct purchases of government bonds; it can take action under precautionary programmes; and it can finance the recapitalization of financial institutions. Finally, in order to strengthen investors’ confidence in the new arrangements, on March 30, 2012 the EU announced that the ESM’s endowment capital would be paid up by 2014 instead of 2017 as originally planned. Payment will be made in five installments, two in 2012, two in 2013 and the last in the first half of 2014. It was also agreed that as of July 2012 the ESM will become the main instrument for financing new support packages. The EFSF will continue to operate until existing financing arrangements terminate and it will be allowed to finance new projects until halfway through next year. From the middle of 2014, the ESM will have a total lending capacity of €500 billion. While the EU had anticipated that the ESM would be operational in July 2012, complications in the ratification of the treaty establishing the ESM led to delays. In particular, Germany’s Federal Constitutional Court took into consideration whether Germany could ratify the treaty in compliance with its constitution. On September 12, 2012, the German Federal Constitutional Court ruled that Germany could ratify the treaty, so long as the treaty was amended slightly to make it clear that the contribution of a Member State could not be increased “without the prior agreement of each Member State and with due regard to national procedures”. The EU finance ministers agreed to an “interpretive declaration” to this effect on September 27, 2012. The Board of Governors of the ESM met for the first time on October 8, 2012.

Collective Action Clauses. The treaty instituting the ESM, as revised on February 2, 2012, further provided that all government debt securities with a maturity of more than one year issued on or after January 1, 2013 will be required to contain collective action clauses allowing a qualified majority of creditors to agree amendments to the terms of the bonds (including the financial terms) that should be binding for all creditors (the “EU Collective Action Clauses”). The EU Collective Action Clauses will be standardized for all euro area Member States and will include an aggregation clause enabling a supermajority of bondholders across multiple bond issues (that includes such aggregation clauses and governed by the same governing law) to approve amendments even though the requisite majority has not been achieved on any one single series of bonds (so called “Cross Series Modification Clauses”). For additional information regarding Italy’s implementation of EU Collective Action Clauses, see “Public Debt—Summary of External Debt”.

Gross Domestic Product

From 2004 to 2007, Italy recorded a recovery in real GDP growth as the world economy began expanding following the slowdown in the three prior years. However, GDP grew at a slower rate than the average recorded in the euro area, mainly due to Italy’s continuing inability to introduce structural reforms necessary to address its unfavorable specialization in export goods, its lack of adequate infrastructure and inflexible labor market. In 2008, Italy’s real GDP decreased by 1.3 per cent. The fall in real GDP recorded in 2008 was driven by a significant decline in exports coupled with a contraction in domestic demand and gross fixed investment reflecting weakening consumer and business confidence resulting from the global financial and economic crisis.

In 2010, Italy’s real GDP increased by 1.3 per cent, compared to a 5.2 per cent decrease in 2009 (mainly due to the severely weakened international macro economy resulting from a combination of external forces), which was 0.1 per cent better than the official forecast. In 2011, Italy’s GDP grew by 0.4 per cent compared to 2010. Private consumption contributed to the GDP growth by 0.1 per cent and net exports contributed to GDP growth by 1.4 per cent while fixed investment negatively contributed to GDP growth by 0.4 per cent. On the basis of foreign trade data, the growth in merchandise exports in 2011 was mainly due to sales to non-EU countries; within the EU it was sustained by sales to Germany, although these slowed over the year. In sectorial terms, the growth in merchandise exports was driven mainly by machinery and equipment, basic metals and other metal products. Good export performances were also recorded by traditional products (textiles, clothing and leather), pharmaceuticals and electronic products.

An improvement in the long-term outlook for recovery in GDP growth depends on the successful adoption of government-designed policies to:

•	promote investment in infrastructure and strategic geographic areas;

•	foster market liberalization and reduce administrative bureaucratic charges and procedures;

•	reduce the tax burden;

•	preserve the private sector purchasing power; and

•	undertake structural measures to contain the growth of government expenditure.

The following table sets forth information relating to nominal (unadjusted for changing prices) GDP and real GDP and expenditures for the periods indicated.

GDP Summary

	2007	2008	2009	2010	2011
Nominal GDP (€ in millions)	1,554,199	1,575,144	1,519,695	1,553,166	1,580,220
Real GDP (€ in millions)(1)	1,307,687	1,292,567	1,221,548	1,243,591	1,248,952
Real GDP % change	1.5	(1.3)	(5)	1.3	0.4
Population (in thousands)(2)	59,619	60,045	60,340	60,626	59,464

(1)	Constant euro with purchasing power equal to the average for 2000.
(2)	Figures for 2011 are derived from the 2011 Census.

Source: Bank of Italy and ISTAT.

Private Sector Consumption. Consumer households’ prudence in spending reflected the weakness of real disposable income, down by 0.6 per cent in 2011 and by 4.9 per cent since 2007. The increase in nominal income, up by 2.0 per cent in 2011 compared with an increase of 1.1 per cent in 2010, was more than offset by inflation. Taking into account the erosion of the real value of net financial assets owing to the increase in expected inflation, the decline in real disposable income comes to 1.8 per cent. After recovering moderately in 2010, Italian household consumption stagnated in 2011, rising by 0.2 per cent in real terms. Purchases of semi-durable goods declined by 0.3 per cent in 2011 compared to an increase by 4.1 per cent in 2010. Those of non-durables were down by 0.8 per cent in 2011 against an increase of 1.0 per cent in 2010. Durable goods purchases continued to fall (1.8 per cent in 2011 and 1.9 per cent in 2010) and have dropped by 12.9 per cent in total in the past four years. The contraction in 2011 was attributable to the decline of 10.0 per cent in expenditure on transport equipment, which was partly offset by an increase in spending on furniture, white goods and high tech products. Spending on services grew by 1.6 per cent in 2011, supported by expenditure on recreation and culture.

In the euro area, private sector consumption also decreased in 2011 and all the main categories of consumption were affected.

Private sector consumption represented 60.1 per cent of GDP in 2011 and 59.4 per cent of GDP in 2010. In 2011, it accounted for a 0.2 per cent increase, compared to a 1.2 per cent increase in 2010. Private sector consumption, in the euro area, increased by 0.2 per cent in 2011. The contribution to GDP growth in Italy was 0.1 per cent in 2011, compared to 0.7 per cent in 2010.

Public Sector Consumption. Public sector consumption, or the expenditure on goods and services by the general government, decreased by 0.9 per cent in 2011, compared to a 0.6 percent decrease in 2010. In 2011, public sector consumption represented 21.5 per cent of real GDP and 21.2 per cent in 2010. The contribution to GDP growth was negative of 0.2 per cent in 2011 compared to 0.1 per cent in 2010.

Gross Fixed Investment. Gross fixed investment decreased by 1.9 per cent in 2011, compared to a 2.1 per cent increase in 2010. The decrease in gross fixed investment in 2011 reflects the decrease in expenditure for capital assets (plant, equipment, transport means, intangible assets) of 0.9 per cent and the continued decrease in expenditure for construction of 2.8 per cent. The propensity to invest (calculated by comparison to GDP at prices of the prior year) remained stable at 19.2 per cent, still lower by more than one percentage point than the average in the last decade. Investment net of amortization, notwithstanding the 9.7 per cent increase in 2010, decreased by 18.1 per cent in 2011. In 2011, residential construction was depressed by the decline in demand: the number of sales dropped by 2.2 per cent, continuing the downward trend that began after the peak in 2006. House prices continued to rise at a moderate pace in nominal terms; between 2007 and 2011 they fell by 5.3 per cent in real terms. In 2011, gross fixed investment represented 19.2 per cent of real GDP and its decrease negatively contributed to real GDP growth by 0.4 per cent compared to a positive contribution of 0.4 per cent in 2010.

Net Exports. Exports of goods and services grew by 5.6 per cent in volume in 2011, with merchandise exports growing by 7.0 per cent in real terms and those of services stagnating; this was a much slower rate of increase than 2010 (9.1 per cent) after falling by 18.4 per cent in 2009. The slow recovery of Italian exports reflects their geographical composition, as they are concentrated in outlet markets that have shown less growth than today’s most dynamic areas, notably the Asian emerging countries. Even though structural factors limit the competitiveness of domestic Italian firms, between 2010 and 2011, the competitiveness of Italian goods, measured on the basis of manufacturing producer prices, improved by 5 percentage points. In 2011, imports of goods and services increased by just 0.4 per cent in volume; the 1.4 per cent rise in imports of goods alone was partly offset by the contraction of 3.5 per cent in imports of services. A factor contributing to the stagnation of purchases abroad was the reduction in tax incentives for the production of renewable energy, which in 2010 had supported imports of photovoltaic products. For additional information on Italy’s exports and imports, see “The External Sector of the Economy—Foreign Trade”.

Strategic Infrastructure Projects. Italy’s economic infrastructure is still significantly underdeveloped compared to other major European countries.

Italy adopted legislation in 2001 (the “Strategic Infrastructure Law”) providing the Government with special powers to plan and realize those infrastructure projects considered to be of strategic importance for the growth and modernization of the country, particularly the Mezzogiorno. The Strategic Infrastructure Law is aimed at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects.

Consistent with the existing policies and in furtherance of the Pact, Italy’s 2012 Economic and Financial Document confirms the Government’s commitment to implement several structural reforms and pursue a substantial infrastructure program. In the last decade, beginning with the Strategic Infrastructure Law, progress was made in the planning of public works, starting to overcome historical weakness linked to long procedures due to overlapping powers and responsibilities among different levels of government. From 1990 through 2010, general government investment expenditure averaged 2.4 per cent of GDP in Italy, just below the euro area average of 2.5 per cent. Italy’s outlay was less than that of France (3.2 per cent) but more than that of Germany (1.9 per cent) and the United Kingdom (1.8 per cent).

General government expenditure for investments between 2000 and 2009 was, on average, equal to 2.3 per cent of GDP, and in 2010 it was equal to 2.1 per cent of GDP and in 2011 it was equal to 2.0 per cent of GDP.

Principal Sectors of the Economy

The following tables sets forth value added at market prices by sector and the percentage of such sector of the total value added at market prices.

Value Added at Market Prices by Sector

	2007		2008		2009		2010		2011
	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total
Agriculture, fishing and forestry	28,333	2.1	28,730	2.2	28,007	2.2	27,931	2.2	27,799	2.2
Industry	279,679	20.8	271,375	20.4	230,422	18.4	246,452	19.2	249,498	19.4
of which: manufacturing	247,336	18.4	238,470	17.9	198,986	15.9	212,980	16.6	214,360	16.6
Construction	82,216	6.1	80,021	6.0	73,300	5.8	71,096	5.5	68,642	5.3
Services	954,104	71.0	948,978	71.4	923,239	73.6	935,794	73.1	943,239	73.2
Commerce, repairs and goods for the home	152,599	11.4	149,964	11.3	132,276	10.5	139,070	10.9	141,721	11.0
Hotels and restaurants	54,834	4.1	54,889	4.1	53,867	4.3	54,584	4.3	56,061	4.4
Transport, storage and communications	135,450	10.1	133,668	10.1	130,844	10.4	133,126	10.4	132,449	10.3
Financial and monetary intermediation	73,233	5.4	72,842	5.5	75,759	6.0	78,288	6.1	77,735	6.0
Various services to families and businesses	277,924	20.7	276,659	20.8	268,457	21.4	267,626	20.9	271,992	21.1
Public administration	84,102	6.3	83,998	6.3	84,381	6.7	84,051	6.6	83,455	6.5
Education	61,598	4.6	61,524	4.6	61,258	4.9	61,441	4.8	61,323	4.8
Healthcare and other social services	70,966	5.3	71,869	5.4	72,721	5.8	73,471	5.7	73,211	5.7
Other public, social and personal services	30,858	2.3	30,735	2.3	30,182	2.4	30,840	2.4	31,655	2.5
Domestic services to families and civil unions	12,863	1.0	13,082	1.0	13,330	1.1	13,450	1.0	13,590	1.1

Value added at market prices	1,344,314	100.0	1,329,003	100.0	1,254,718	100.0	1,281,015	100.0	1,288,667	100.0

(1)	Value added in this table is calculated by reference to market prices of products and services, excluding any taxes on any such products.

Source: Bank of Italy.

Value Added Growth by Sector (in %)

	2007	2008	2009	2010	2011
Agriculture, fishing and forestry	0.2	1.4	2.5	(0.3)	(0.5)
Industry	2.8	(3.0)	(15.1)	7.0	1.2
Manufacturing	3.2	(3.6)	(16.6)	7.0	0.6
Construction	0.9	(2.7)	(8.4)	(3.0)	(3.5)
Services	1.6	(0.5)	(2.7)	1.4	0.8
Commerce, repairs and goods for the home	1.4	(1.7)	(11.8)	5.1	1.9
Hotels and restaurants	2.9	0.1	(1.9)	1.3	2.7
Transport, storage and communications	3.2	(1.3)	(2.1)	1.7	(0.5)
Financial and monetary intermediation	8.4	(0.5)	4.0	3.3	(0.7)
Various services to families and businesses	(0.1)	(0.5)	(3.0)	(0.3)	1.6
Public administration	0.4	(0.1)	0.5	(0.4)	(0.7)
Education	1.0	(0.1)	(0.4)	0.3	(0.2)
Healthcare and other social services	0.7	1.3	1.2	1.0	(0.4)
Other public, social and personal services	2.0	(0.4)	(1.8)	2.2	2.6
Domestic services to families and civil unions	4.0	1.7	1.9	0.9	1.0

Value added at market prices	1.8	(1.1)	(5.6)	2.1	0.6

Source: Bank of Italy.

Role of the Government in the Economy

Until the early 1990’s, State-owned enterprises played a significant role in the Italian economy. The State participated in the energy, banking, shipping, transportation and communications industries, among others, and owned or controlled approximately 45 per cent of the Italian industrial and services sector and 80 per cent of the banking sector. As a result of the implementation of its privatization program, which started in 1992 and was completed in 2009, the State exited completely the insurance, banking, telecommunications and tobacco sectors and significantly reduced its interest in the energy sector (principally through sales of shareholdings in ENI S.p.A. (“ENI”) and ENEL S.p.A. (“ENEL”) and in the defense sector (principally through sales of shareholdings in Finmeccanica S.p.A.). For additional information on the role of the Government in the Italian economy, see “Monetary System—Banking Regulation—Structure of the Banking Industry” and “Public Finance—Government Enterprises”.

Services

Transport. Italy’s transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Government, and railways in particular have posted large financial losses. In recent years, many of these enterprises have been restructured in order to place them on a sounder financial footing and/or have been privatized.

Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board (“ANAS”) and a system of toll highways that in part are managed and maintained by several concessionaries, the largest of which is controlled by Autostrade S.p.A. (“Autostrade”), which was privatized in 1999.

Italy’s railway network is small in relation to its population and land area. Approximately 30 per cent of the network carries 80 per cent of the traffic, resulting in congestion and under-utilization of large parts of the network. At December 31, 2009 (date for which data are available), there were 20,134 kilometers of railroad track, of which a large majority are controlled by State-owned railways, with the remainder controlled by private firms operating under concession from the Government. In 2010, Italian railways carried 20.5 billion tons-km of freight, a 3.8 per cent decrease compared to 2009 and recorded 43.3 billion passengers-km, a 2.1 per cent decrease compared to 2009.

In response to EU directives and the intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy’s railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by Ferrovie dello Stato Italiane S.p.A. (“FS”): Trenitalia S.p.A., managing the transportation services business, and Rete Ferroviaria Italiana S.p.A. (“RFI”), managing railway infrastructure components and the efficiency, safety and technological development of the network.

In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation, FS, with greater autonomy over investment, decision-making and management. In 2011, FS’s revenues amounted to €8,265 million compared to €7,985 million in 2010 and its net profit equaled €285 million compared to €129 million in 2010.

Projects for the construction of new high-speed train systems (Treno ad alta velocità or “TAV”) linking the principal urban centers of Italy with one another and with neighboring European countries, as well as other infrastructure projects designed to upgrade the railway network, are under way or, in some cases, have been completed. The corridors of Milano-Bologna-Rome-Naples and Milano-Novara have been completed. Starting from the end of April 2012, Nuovo Trasporto Viaggiatori S.p.A. brought competition to FS through “Italo”, another high-speed train that started serving the Milano-Bologna-Rome-Naples corridor.

Alitalia, which used to be Italy’s national airline, was sold in 2008 and as a result Italy no longer owns an interest in any air carrier.

Communications. In 1997, the Italian Parliament enacted legislation to reform the telecommunications market to promote competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations, and provides for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or “AGCOM”), consists of eight members appointed by the Italian Parliament and a president appointed by the Government. It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and is renewable.

Italy’s telecommunications market is one of the largest in Europe. At December 31, 2011, the ratio of total active mobile telephone lines to Italy’s population was approximately 195 per cent. The telecommunications market was deregulated in January 1998 and while Telecom Italia, which was privatized in 1997, remains the largest operator, it is facing increasing competition from new operators that have been granted licenses for national and local telephone services. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized. Telecom Italia Mobile (“TIM”) remains the largest mobile operator, followed by Vodafone Italia (controlled by the Vodafone Group), Wind, Fastweb, H3G and BT Italia.

Internet and personal computer penetration rates in Italy have grown substantially in recent years. The ratio of personal computers to households increased from 57.6 per cent in 2010 to 58.8 per cent in 2011, while the percentage of households having an internet connection increased from 52.4 per cent in 2010 to 54.5 per cent in 2011 and the percentage of households having a broadband connection increased from 43.4 percent in 2010 to 45.8 per cent in 2011.

Tourism. Tourism is an important sector of the Italian economy. In 2011, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately €10.3 billion. Spending by Italian tourists abroad in 2011 decreased from 2.0 per cent in 2010 to 0.8 per cent.

Financial Services. The percentage of domestic investment of households allocated to Italian shares and investment fund units amounted to approximately 22 per cent at the end of 2011, compared to 25.5 per cent in 2010. Historically, a significant portion of Italy’s domestic investment has been in public debt.

The general Italian share price index lost 24 per cent in 2011 compared with an average decline of 18 per cent in the main euro-area index. The overall decline in the Italian share price index was due to the contraction in the expected earnings of listed companies and to a sharp increase in the risk premium demanded by investors for holding equity.

Italian household indebtedness as a percentage of disposable income decreased slightly from 66 per cent at the end of 2010 to 65 per cent at the end of 2011, which is a fairly low level for international standards. Lending to residents by banks operating in Italy, increased by 3.4 per cent in 2011 compared with an increase of 4.9 per cent in 2010. For additional information on the Italian banking system, see “Monetary System—Banking Regulation”.

Manufacturing

In 2011, the manufacturing sector represented 16.2 per cent of GDP and 18.7 per cent of total employment. In 2011, manufacturing output increased by 0.6 per cent from 2010, compared to a 7.0 per cent increase in 2010 from 2009.

Italy has compensated for its lack of natural resources by specializing in transformation and processing industries. Italy’s principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

The number of large manufacturing companies in Italy is small in comparison to other European Union countries. The most significant include Fiat (automobiles and other transportation equipment), Finmeccanica (defense, aeronautics, helicopters and space), Riva (Steel), Luxottica (eyeglasses), Pirelli (tires and industrial rubber products) and Barilla (food). These companies export a large proportion of their output and have significant market shares in their respective product markets in Europe.

Much of Italy’s industrial output is produced by small and medium-sized firms, which also account for much of the economic growth over the past 20 years. These firms are especially active in light industries (including the manufacture of textiles, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, have generally been higher than those of their smaller counterparts. Various government programs (in addition to EU programs) to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.

Traditionally, investments in research and development (“R&D”) have been very limited in Italy. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrialized countries, reflecting the Italian industry’s persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy was 1.3 per cent of GDP in 2010 (most recent year for which data is available), compared to 2.8 per cent in Germany, 2.3 per cent in France and 1.9 per cent in the EU.

The following table shows the growth by sector of indexed industrial production for the years indicated.

Industrial Production by Sector (Index: 2005 = 100)

	2007	2008	2009	2010	2011
Food and tobacco	102.4	101.8	100.8	102.8	100.9
Textiles, clothing and leather	109.1	105.4	93.6	99.2	91.4
Wood, paper and printing	99.3	93.2	79.8	81.1	77.4
Coke and refinery	99.8	95.2	86.2	89.1	85.6
Chemical products	108.3	100.9	87.7	94.5	88.4
Pharmaceutical products	99.8	103.0	102.9	104.2	103.7
Rubber, plastic materials and non-ferrous minerals	102.7	96.7	76.7	78.5	79.1
Metals and ferrous products	107.1	102.4	72.2	79.4	82.3
Electronic and optic materials	103.3	95.4	85.6	92.4	87.2
Electric appliances for households	104.8	96.6	69.1	79.0	73.3
Machinery and equipment	109.8	106.9	71.4	83.4	90.3
Transport means	117.9	117.9	87.9	93.0	90.7
Other industrial products	106.1	106.7	90.1	98.8	100.1
Aggregate Index	106.3	102.7	82.9	88.9	88.4

Source: Bank of Italy.

Energy Consumption

Energy consumption, measured in terms of millions of tons of oil equivalent, or “MTOE”, decreased by 2.19 per cent in 2011 compared to a 1.7 per cent increase in 2010. In 2011 (in MTOE), oil represented 37.9 per cent of Italy’s energy consumption compared to 38.4 per cent in 2010, natural gas represented 34.7 per cent of Italy’s energy consumption compared to 36.3 per cent in 2010, renewable energy resources represented 13.3 per cent of Italy’s energy consumption compared to 12.2 per cent in 2010, solid combustibles represented 8.6 per cent of Italy’s energy consumption compared to 7.9 per cent in 2010, and net imported electricity represented 5.4 per cent of Italy’s energy consumption compared to 5.2 per cent in 2010. In 2010, Italy’s production (in MTOE) of oil, natural gas, renewable energy and solid combustibles represented 19 per cent of the national energy consumption; the remaining 81 per cent was represented by imports, mainly of oil and natural gas. (Source: Terna S.p.A. and Autorita per l’Energia Elettrica e il Gas.)

The Italian energy sector is governed by regulations that aim to promote competition at the production, transport and sales level. The Electricity and Gas Authority (Autorità per l’Energia Elettrica e il Gas) regulates electricity and natural gas activities with the aim of promoting competition and service quality; it has significant powers, including the power to establish tariffs. Italy’s domestic energy industry includes several major companies in which the Government holds an interest.

ENI is the largest oil and gas company in Italy and is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering. As of December 2011, the Ministry of Economy and Finance held approximately 4 per cent of the share capital of ENI directly and 26 per cent through Cassa Depositi e Prestiti S.p.A. (“CDP”). ENI is a profitable public company and pays dividends regularly. While several companies operate in the gas distribution market, during 2009 natural gas sales by ENI accounted for approximately 51 per cent of domestic consumption.

ENEL is the largest electricity company in Italy and is engaged principally in the generation, importation and distribution of electricity. As of December 2011, the Ministry of Economy and Finance held approximately 31.24 per cent of ENEL’s share capital directly. ENEL is a profitable public company and pays dividends regularly.

CDP is a privately held corporation in which the Ministry of Economy and Finance owns 70 per cent of the share capital. CDP is engaged in the financing of investments in the public sector, i.e., of the state, the regions, the provinces and the city administrations and other public bodies. For additional information regarding CDP, see “Public Debt—Public Debt Management”. CDP also holds approximately 30 per cent of the share capital of Terna S.p.A. (“Terna”). Formerly owned by ENEL, Terna is a profitable public company that pays dividends regularly, which owns and operates a major portion of the transmission assets of Italy’s national electricity grid.

Construction

In 2011, construction represented 9.8 per cent of GDP and 7.5 per cent of total employment. Investment in construction (characterized, as in the past, by more persistent cyclical fluctuation), continued to contract in all sectors of the economy. Housing transactions, which had declined by over 25 per cent during the recession, dropped by 2.2 per cent, continuing the downward trend that began after the peak in 2006. House prices continued to rise at a moderate pace in nominal terms; between 2007 and 2011 they fell by 5.3 per cent in real terms. Investment in non-residential construction, which had decreased by 20.5 per cent since 2004, fell by a further 7.2 per cent, partly due to the poor performance of public works as a result of tight budget constraints.

Agriculture, Fishing and Forestry

In 2011, agriculture, fishing and forestry decreased by 0.5 per cent compared to 2010 and accounted for 2.6 per cent of GDP and 3.9 per cent of total employment. Agriculture’s share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy’s average farm size remains less than half the European Union average. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the north and in the southeastern plains, olives are grown principally in central and southern Italy and grapes are grown throughout the country.

Employment and Labor

General. Job creation has been and continues to be a key objective of the Government. Employment, as measured by the average number of standard labor units employed during the year, increased by approximately 0.1 per cent in 2011, compared to a 0.9 per cent decrease in 2010. A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services.

The average unemployment rate was 8.4 per cent in 2011, unchanged compared to 2010. In the euro area it was 9.7 per cent in 2011 compared to 10.0 per cent in 2010.

The following table shows the change in total employment, labor market participation rate and unemployment rate for each of the periods indicated.

Employment

	2007	2008	2009	2010	2011
Employment in standard labor units (% change on prior year)	1.0	(0.3)	(2.9)	(0.7)	0.1
Participation rate (%)(1)	62.5	63.0	62.4	62.2	62.2
Unemployment rate (%)(2)	6.1	6.7	7.8	8.4	8.4

(1)	Participation rate is the rate of employment for the population between the ages of 15 and 64.
(2)	Unemployment rate does not include workers paid by Cassa Integrazione Guadagni, or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.

Source: Bank of Italy.

Employment by sector. In 2011, approximately 69.3 per cent were employed in the service sector, 19.4 per cent were employed in the industrial sector (excluding construction), 7.5 per cent in the construction sector and 3.9 per cent were employed in the agriculture, fishing and forestry sector.

Employment by geographic area and gender. Unemployment in southern Italy has been persistently higher than in northern and central Italy. The unemployment rate in northern and central Italy declined steadily from 5.1 per cent in 2000 to 6.3 per cent in 2011. In southern Italy, unemployment decreased from 18.8 per cent in 2000 to 13.4 per cent in 2010 and 13.6 per cent in 2011.

While unemployment for women in Italy historically has been substantially higher than for men, it has generally decreased at a faster rate (from 13.6 per cent in 2000 to 9.6 per cent in 2011) than for men (from 7.8 per cent in 2000 to 7.6 per cent in 2011). The participation rate of women increased from 48.5 per cent in 2000 to 51.5 per cent in 2011, while the participation rate of men decreased from 73.6 per cent in 2000 to 73.1 per cent in 2011.

Government programs and regulatory framework. The Government has adopted a number of programs aimed at correcting the imbalances in employment, particularly between southern Italy and the rest of the country, and reducing unemployment. Recently, as part of the stimulus packages for the economy, during 2008-2012, additional measures and incentives were adopted. For additional information on these measures and incentives, see “—Measures to Address the Global Financial and Economic Crisis”, Exhibit (2)—2012 Stability Programme and Exhibit (3)—2012 National Reform Programme.

Through the Cassa Integrazione Guadagni (“CIG”), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector that are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 24 months, which is extendable for up to three years for workers nearing retirement age. The number of hours of work paid through CIG decreased from 1,200 million in 2010 to 974 million in 2011 despite worsening economic conditions. As in previous years, protracted uncertainty prompted firms to take the precaution of applying for more hours than they actually used. Nevertheless, firms actually used 49 per cent of the total benefit hours authorized by the Istituto Nazionale Previdenza Sociale (“INPS”) (compared with 48 per cent in 2010).

Prices and Wages

Wages. Unit labor costs have historically been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with lower productivity levels.

Actual earnings per full-time equivalent employee rose by 1.4 per cent in nominal terms for the entire economy in 2011, down from 2.1 per cent in 2010. The slowdown was accounted for by the private sector (where gains decreased from 2.6 per cent to 2.1 per cent), with wage growth in industry excluding construction (decreasing from 3.7 per cent to 2.6 per cent), private services (decreasing from 2.0 per cent to 1.5 per cent) and public services (decreasing from 1.6 per cent to 1.3 per cent) and in agriculture (decreasing from 3.2 per cent to 1.5 per cent). Wage growth mandated by industry-wide collective bargaining agreements averaged 2.1 per cent, one point less than in 2009. The slowdown affected all sectors, but was most pronounced in the private service sector. As in 2009, the numerous private service sector contracts signed adhered to the principles laid down in the agreement on the reform of collective bargaining signed in 2009 by business and labor organizations. Unit labor costs increased by 0.9 per cent in 2011 after declining by 0.7 per cent in 2010. In 2011, unit labor costs rose by 2.0 per cent in industry excluding construction and rose by 1.4 per cent in the private sector.

Prices. The European Union harmonized consumer price index (HICP) reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. In 2011, the inflation rate in the euro area as measured by the European Union harmonized consumer price index (HICP) was 2.9 per cent, compared to 1.6 per cent in 2010. Since Italy’s entry into the EMU in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. For additional information on monetary policy in the euro zone, see “Monetary System—Monetary Policy”.

Inflation in Italy, as measured by the index of consumer prices for the entire resident population, increased from an average of 1.5 per cent in 2010 to 2.8 per cent in 2011. This mainly reflected the acceleration in the prices of electricity (up 6.2 per cent compared with a decrease of 4.9 per cent in 2010) and fuel (up by 14.6 per cent compared with 11.2 per cent in 2010). Fuel prices also rose as a result of the increase in indirect taxes; when indirect taxes are excluded, fuel prices rose by approximately 10 per cent. Italian inflation, net of this component, due to energy costs and measured by the GDP deflator, increased from 0.4 per cent in 2010 to 1.3 per cent in 2011.

The following table illustrates trends in prices and wages for the periods indicated.

Prices and Wages (in %)

	2007	2008	2009	2010	2011
Cost of Living Index(1)	1.7	3.2	0.7	1.6	2.8
EU Harmonized Consumer Price Index(1)	2.0	3.5	0.8	1.6	2.9
Core Inflation Index(2)	1.9	2.8	1.6	1.5	1.9
Change in unit labor costs(3)	1.3	4.9	5.7	(0.7)	0.6

(1)

The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2)	The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.
(3)	Unit labor costs are per capita wages reduced by productivity gains.

Source: Bank of Italy.

Social Welfare System

Italy has a comprehensive social welfare system, including public health, public education and pension, disability and unemployment benefits programs, most of which are administered by the Government or by local authorities receiving Government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues. They represent the largest single government expenditure. For additional information on Government revenues and expenditures, see “Public Finance—Revenues and Expenditures”.

Social benefits in cash include expenditures for pensions, disability and unemployment benefits. The two principal social security agencies for private sector employees, INPS and the Istituto Nazionale Assicurazioni e Infortuni sul Lavoro (“INAIL”), provide old-age pensions and temporary and permanent disability compensation for all the employees of the private sector and their qualified dependents and coverage for accidents in the workplace or permanent disability as a consequence of employment for workers of the industrial and agricultural sectors and for certain service sector employees. The social security entity for government employees, the Istituto Nazionale di Previdenza per i Dipendenti dell’Amministrazione Pubblica (“INPDAP”), provides similar services.

Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Controlling pension spending is a particularly important Government objective given Italy’s aging population. Beginning in 1992, the Government adopted several measures designed to control the growth of pension expenditures. The Government adopted additional pension reforms in 1995, 2004 and 2007. Then in each of 2009, 2010 and 2011, the Government adopted further reforms of the pension system. For additional information on these pension reforms, see Exhibit (2)—2012 Stability Programme and Exhibit (3)—2012 National Reform Programme. The new rules introduced by these reforms significantly change the pension system, contributing to improving the pension system’s sustainability in the medium to long-term and guaranteeing greater equity among generations.

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In July 2009, the Italian Parliament adopted a law to equalize the pension age of men and women in the public sector. This law gradually raised the retirement age of women employed in the public sector from 60 to 65. From 2010, the retirement age of women would increase to 61, and then it would increase by one year every two years until 2018 when the retirement age of both men and women working for the public sector would be 65. Until the end of 2009, women were able to retire at 60 and men at 65. The law also contemplated a revision every five years with effect from 2015 to the retirement age of men and women in both the public and private sectors, in order to reflect any increase in the average length of life expectancy as certified by ISTAT.

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Law Decree No. 78 of 2010 increased the age requirement for women working in the public sector from 60 in 2009 to 61 years for 2010-2011 and set 2012 as the year that the retirement age for men and women working in the public sector will converge at 65. Law Decree No. 78 of 2010 also provides that pension benefits for all new retirees will be deferred 12 months for employees and 18 months for self-employed individuals. Law Decree No. 78 of 2010 permits early retirement when (i) a person has made pension contributions for at least 40 years (without regard to the person’s age) or (ii) when a person has made pension contributions for at least 35 years and is at least 60 years old as of 2010 or 62 years old as of 2013 in the case of employees, or 61 years old as of 2010 or 63 years old as of 2013 in the case of self-employed individuals. The age requirement is reduced by one year if the worker has made contributions for at least 36 years. Law Decree No. 78 of 2010 requires that age requirements be adjusted every three years consistent with changes to the average life expectancy at the age of 65 as determined by ISTAT.

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Law Decree No. 98 of 2011 and Law Decree No. 138 of 2011 further increased age requirements. From 2014, the age requirement of women working in the private sector will be gradually increased from 60 to 65 so as to align it with that of men by 2026. For pensioners seeking early retirement that have made 40 years of pension contributions, regardless of age requirements, new measures establish a further postponement of receiving early retirement benefits.

On June 28, 2012, the Government approved Law No. 92 of June 28, 2012, which included reforms aimed at reducing labor costs. In particular, the reforms aim to create a dynamic, flexible and inclusive labor market, i.e. one that is able to contribute to the economic and social development of Italy and stimulate competitiveness and job creation. The most significant of these reforms include:

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the reform of employment termination programs (ammortizzatori sociali). Starting from January 1, 2013, the Social Insurance for Labor (Assicurazione Sociale per l’Impiego) will begin to provide, under certain conditions, workers that have lost their jobs with unemployment benefits (indennità di disoccupazione);

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the promotion of increased labor flexibility with amendments to article 18 of Law No. 300 of May 20, 1970, as subsequently amended, which would increase the circumstances under which employers could lay off employees for economic reasons;

•

amendments to certain types of employment contracts (e.g., fixed duration and apprenticeship/training employment contracts) in order to contribute to increased job creation, particularly in the case of young people, and to eliminate the diversity among such kinds of employment contracts; and

•	the reorganization of labor court procedures, in order to reduce the duration of trials.

These reforms aim to create an inclusive and dynamic labor market that can support high levels of employment and high quality jobs through, inter alia, encouraging more stable employment relationships and reaffirming the importance of permanent employment contracts (contratti a tempo indeterminato) as the common form of employment relationship.

The following table shows the public expenditure for pensions as a percentage of GDP under the various reforms discussed above.

Pension Expenditure (as a % of GDP)

	2010	2015	2020	2025	2030	2035	2040	2045	2050	2055	2060
Current Legislation	15.3	16.0	15.4	15.0	14.6	14.9	15.2	15.6	15.4	14.7	13.9
Legislation before Law Decree No. 78 of 2010	15.3	17.0	17.3	16.8	16.5	16.1	16.0	15.8	15.2	14.6	14.0
Legislation before Law Decree No. 98 of 2011	15.3	16.8	16.9	16.4	16.0	15.6	15.6	15.7	15.3	14.7	14.0
Legislation before the Save Italy Decree	15.3	16.6	16.6	15.9	15.4	15.2	15.3	15.5	15.3	14.8	14.1

Source: Ministry of Economy and Finance

MONETARY SYSTEM

The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.

Monetary Policy

The Eurosystem and the European System of Central Banks. As of January 1, 1999, which marked the beginning of Stage III of the European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece and Slovenia joined the EMU on January 1, 2001 and January 1, 2007, respectively. Cyprus and Malta joined the EMU on January 1, 2008 and Slovakia on January 1, 2009. Estonia adopted the euro beginning on January 1, 2011.

The European System of Central Banks (“ESCB”) consists of the ECB, established on June 1, 1998, and the national central banks of the EU Member States. The Eurosystem consists of the 17 national central banks in the euro area and the ECB. So long as there are EU Member States that have not yet adopted the euro (currently Bulgaria, the Czech Republic, Denmark, Hungary, Latvia, Lithuania, Poland, Romania, Sweden and the United Kingdom), there will be a distinction between the 17-country Eurosystem and the 27-country ESCB. The ten national central banks of non-participating countries do not take part in the decision-making of the single monetary policy; they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.

The Eurosystem is principally responsible for:

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defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

•	conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;

•	issuing banknotes in the euro area;

•	promoting the smooth operation of payment systems; and

•	cooperating in the supervision of credit institutions and the stability of the financial system.

The ESCB is governed by the decision-making bodies of the ECB which are:

•	the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;

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the Governing Council, composed of the six members of the Executive Board and the governors of the 17 national central banks, in charge of implementing the tasks assigned to the Eurosystem and formulating the euro area’s monetary policy; and

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the General Council, composed of the President and the Vice-President of the ECB and the governors of the 27 national central banks of the EU Member States. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU Member States that have not adopted the euro.

The ECB is independent of the national central banks and the governments of the Member States and has its own budget, independent of that of the EU; its capital is not funded by the EU but has been subscribed and paid up by the national central banks of the Member States that have adopted the euro, pro-rated to the GDP and population of each such Member State. The ECB has exclusive authority for the issuance of currency within the euro area. As of January 1, 2012, the ECB had subscribed capital of approximately €10.8 billion and paid up capital of approximately €6.5 billion. On December 16, 2010, the ECB decided to increase its subscribed capital to the current amount, following an assessment of the adequacy of statutory capital conducted in 2009. The capital increase was deemed appropriate by the ECB in view of increased volatility in foreign exchange rates, interest rates and gold prices as well as credit risk. At January 1, 2011, the Bank of Italy had subscribed for €1.3 billion and paid up approximately €928.2 million, based on its 12.5 per cent capital key. As of January 1, 2012, the Bank of Italy had paid up capital of €1.136 billion in the ECB.

The Bank of Italy. The Bank of Italy, founded in 1893, is the banker to the Treasury and had historically been the lender of last resort for Italian banks prior to the onset of the European sovereign debt crisis. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. At December 31, 2011, the Bank of Italy had assets of approximately €539 billion, held gold in the amount of approximately €96 billion (including gold receivables) and reserves of approximately €21.7 billion.

The ECB’s Monetary Policy. The primary objective of the ESCB is to preserve the euro’s purchasing power and consequently to maintain price stability in the euro area. In October 1998, the Governing Council announced the ECB monetary strategy and provided a quantitative definition of price stability, which has been defined as an annual increase in the European Union harmonized consumer price index (HICP) for the euro area of below 2 per cent. Despite short-term volatility, price stability is to be maintained over the medium term. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB: monetary analysis and economic analysis.

The first pillar, monetary analysis, focuses on a longer term horizon than the economic analysis. It mainly serves as a means of cross-checking, from a medium to long-term perspective, the short to medium-term indications for monetary policy coming from the economic analysis. Monetary analysis assigns a prominent role to money supply, the growth rate of which is measured through three monetary aggregates, a narrow monetary aggregate (M1), an intermediate monetary aggregate (M2) and a broad monetary aggregate (M3). These aggregates differ with regard to the degree of liquidity of the assets they include. M1 comprises currency (banknotes and coins) and overnight deposits, which can immediately be converted into currency or used for cashless payments. M2 comprises M1 and deposits with an agreed maturity of up to and including two years or redeemable at a period of notice of up to and including three months. These deposits can be converted into M1 components, subject to certain restrictions such as the need for advance notice, penalties and fees. M3 comprises M2 as well as repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. These additional instruments have a higher degree of liquidity and price certainty, which make them close substitutes for deposits. As a result, M3 is less affected by substitution between various liquid asset categories and is more stable than narrower (M1 and M2) money.

In December 1998, the Governing Council set the first quantitative reference value for M3 growth, at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003, the Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature.

The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including developments in overall output, demand and labor market conditions, a broad range of price and cost indicators, fiscal policy and the balance of payments for the euro area as well as the production and review of macroeconomic projections.

Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.

The ECB’s monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.

ECB Money Supply and Credit. In 2008, as a result of lower interest rates and investor preference for liquid assets, the growth in the M3 money supply in the euro area diminished steadily to a twelve-month rate of 5.1 per cent in March 2009. In 2009, the twelve-month rate of growth in the M3 monetary aggregate diminished steadily and from the final part of the year was negative for the first time since the launch of the third phase of European Monetary Union (-0.3 per cent in December and -0.1 per cent in March 2010, compared with 7.6 per cent growth at the end of 2008). The slowdown reflected reallocation from the less liquid monetary assets included in M3 towards long-term securities in a context characterized by a steep yield curve. Households gradually reduced the rate at which they were accumulating deposits included in M3, while non-financial companies began rebuilding reserves of liquidity from the second half onwards, in concomitance with the gradual improvement in the economic outlook. The M3 growth rate declined to 1.7 per cent in December 2010. The twelve-month rate of growth of bank loans to the private sector, which held steady at around 2.8 per cent through October 2011, fell rapidly in the last two months of the year to 1.3 per cent in December 2011 and remained at that level in the first quarter of 2012 (1.2 per cent in March 2012). This pattern reflects the trend in lending to households and above all to non-financial corporations, whose three-month growth rate began declining rapidly in the third quarter of 2011 and turned negative in December 2011 (-2.5 per cent on a seasonally adjusted annual basis) before recovering in March 2012. The three-month rate of growth of loans to households also diminished in the course of 2011 but remained positive (1.3 per cent in December 2011).

The twelve-month rate of growth in the M3 money was very modest throughout 2011, falling to 1.5 per cent in December 2011. The persistently slow expansion of the money supply reflects the contraction in the countries that were most severely affected by financial tensions, with declining bank deposits of firms as credit conditions tightened, a reduction in collateralized interbank transactions through central counterparties and, in some countries, a shift of funds from monetary to other financial assets. In those countries least affected by the financial crisis, however, M3 expanded.

ECB Interest Rates. As a result of the global economic slowdown in 2001 and the weakness of the economy in the euro area in 2002 and the first half of 2003, the Governing Council progressively lowered interest rates by a total of 275 basis points, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 2.00 per cent, 3.00 per cent and 1.00 per cent, respectively, in June 2003. These rates remained unchanged until December 2005. The Governing Council of the ECB determined that given the euro area’s monetary and credit growth, upside risks to price stability over the medium term prevailed. The euro area experienced sustained economic growth from 2006 through the first quarter of 2008 and the Governing Council raised interest rates on several occasions during 2006, 2007 and 2008, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 4.25 per cent, 5.25 per cent and 3.25 per cent, respectively, in July 2008. During the last quarter of 2008 and the first half of 2009, as a result of the crisis in the banking system, the recession in the global economy and diminishing inflation, the Governing Council reduced interest rates on several occasions, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 1.00 per cent, 1.75 per cent and 0.25 per cent, respectively, in May 2009. In April 2011 and again in July 2011, the Governing Council, having considered that the pace of monetary expansion was gradually recovering, while monetary liquidity remained ample and could accommodate price pressures, lowered the interest rates, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 1.50 per cent, 2.25 per cent and 0.75 per cent, respectively. In November 2011, December 2011 and again in July 2012, the Governing Council lowered the interest rates, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 0.75 per cent, 1.50 per cent and 0.00 per cent, respectively. The Governing Council explained that these reductions in key ECB interest rates were the result of inflationary pressures dampening further as several of the previously identified downside risks to the euro area growth outlook materialized. The Governing Council confirmed these rates in its monetary policy decisions of August, September, October and November 2012.

The following table shows the movement in the interest rate on main refinancing operations and on marginal lending and deposit facilities from 2007 to the date of this Annual Report.

		Main Refinancing Operations
Effective date	Deposit Facility % interest rate	Fixed rate tenders	Variable rate tenders – minimum bid rate	Marginal lending facility % interest rate
2007
March 14	2.75	—	3.75	4.75
June 13	3.00	—	4.00	5.00

2008
July 9	3.25	—	4.25	5.25
October 8	2.75	—	—	4.75
October 9	3.25	—	—	4.25
October 15	3.25	3.75	—	4.25
November 12	2.75	3.25	—	3.75
December 10	2.00	2.50	—	3.00

2009
January 21	1.00	2.00	—	3.00
March 11	0.50	1.50	—	2.50
April 8	0.25	1.25	—	2.25
May 13	0.25	1.00	—	1.75

2010
—	—	—	—	—
2011
April 13	0.50	1.25	—	2.00
July 13	0.75	1.50	—	2.25
November 9	0.50	1.25	—	2.00
December 14	0.25	1.00		1.75

2012
July 11	0.00	0.75	—	1.50

Source: European Central Bank

Exchange Rate Policy

Under the Maastricht Treaty, the ECB and ECOFIN are responsible for foreign exchange rate policy. The EU Council formulates the general orientation of exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the EU Council’s general orientation cannot conflict with the ECB’s primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.

Banking Regulation

Regulatory Framework. Italian banks fall into one of the following categories:

•	joint stock banks; or

•	co-operative banks.

Pursuant to the principle of “home country control”, non-Italian EU banks may carry out banking activities and activities subject to “mutual recognition” in Italy within the framework set out by EU Directive No. 2006/48/EC and Directive No. 2006/49/EC (collectively known as Capital Requirements Directive, or CRD 1), as amended by Directive 2009/27/EC, Directive 2009/83/EC and Directive 2009/111/EC (collectively known as CRD 2), and by Directive 2010/76/EU (known as CRD 3). Under the principle of “home country control”, a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those activities described in the aforesaid directives that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank. Subject to certain authorization requirements, non-EU banks may also carry out banking activities in Italy.

Deregulation and Rationalization of the Italian Banking Industry. Historically, the Italian banking industry was highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of deregulation. The principal components of deregulation at the European level are set forth in EU Directives and provide for:

•	the free movement of capital among member countries;

•	the easing of restrictions on new branch openings;

•	the range of domestic and international services that banks are able to offer throughout the European Union; and

•	the elimination of limitations on annual lending volumes and loan maturities.

The effect of the deregulation, in the context of the implementation of the EU Directives, has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services.

The Consolidated Banking Law. In 1993, the Consolidated Banking Law consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate, inter alia, to the role of supervisory authorities, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision, special bankruptcy procedures for banks and the supervision of financial companies. Banking activities may be performed by banks, without any restriction as to the type of bank. Furthermore, subject to their respective bylaws and applicable regulations, banks may engage in all the business activities that are integral to banking.

The Draghi Law. The Draghi Law (Legislative Decree No. 58 of February 24, 1998) entered into force in 1998 and introduced a comprehensive regulation of investment services, securities markets and publicly traded companies. While the Draghi Law did not significantly amend Italian legislation governing the banking industry, it is generally applicable to Italian publicly traded companies and it has implemented the EU directives on securities. In particular, the Draghi Law introduced a comprehensive regulation of investment services and collective investment management which applies to banks, investment firms and asset managers.

Directive 2004/39/EC - The Markets in Financial Instruments EU Directive (MiFID). The MiFID came into force on November 1, 2007, replacing the existing Investment Services Directive (Directive 93/22/EEC). The purpose of the MiFID is to harmonize rules governing the operation of regulated markets. The MiFID resulted in significant changes to the regulation of financial instruments and widened the range of investment services and activities that firms can offer in EU Member States other than their home state. In addition, the MiFID:

•	provides for tailored disclosure requirements, depending on the level of sophistication of investors;

•	establishes detailed standards for fair dealings and fair negotiations between investment firms and investors;

•	introduces the operation of multilateral trading facilities as a new core investment service; and

•	extends the scope of the definition of financial instruments to include commodity derivatives, credit derivatives and swap agreements.

The MiFID also sets out detailed requirements governing the organization of investment firms and their conduct of business.

Further to the implementation of the MiFID in Italy, the Italian Stock Exchange Commission (“Consob”) and the Bank of Italy adopted a joint regulation coordinating their respective supervisory competences with regard to the Italian financial markets and the institutions operating in those markets.

Supervision. Supervisory authorities, in accordance with the Consolidated Banking Law, include the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale per il Credito e il Risparmio, or “CICR”), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of supervision are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.

The CICR. The CICR is composed of the Minister of Economy and Finance who acts as chairman, the Minister of International Trade, the Minister of Agriculture and Forest Policies, the Minister of Economic Development, the Minister of Infrastructure, the Minister of Transportation and the Minister of EU Policies. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. Where provided for by the law, the CICR establishes general guidelines that the Bank of Italy must follow when adopting regulations applicable to supervised entities.

The Ministry of Economy and Finance. The Ministry of Economy and Finance has certain powers in relation to banking and financial activities. It sets eligibility standards to be met by holders of equity interests in the share capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry of Economy and Finance may, in cases of urgency, adopt measures that are generally within the sphere of CICR’s powers and may also issue decrees that subject banks and other supervised entities to mandatory liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria), upon the proposal of the Bank of Italy.

The Bank of Italy. The Bank of Italy supervises banks and certain other financial intermediaries through its regulatory powers (in accordance with the guidelines issued by the CICR). The Consolidated Banking Law identifies four main areas of oversight: capital requirements, risk management, acquisitions of participations, administrative and accounting organization and internal controls, and public disclosure requirements. The Bank of Italy also regulates other fields, such as transparency in banking and financial transactions of banks and financial intermediaries, international payments, money laundering and terrorism financing. The Bank of Italy supervises banks and other supervised entities by, inter alia, authorizing the acquisition of shareholdings in banks in excess of certain thresholds and exercising off-site and on-site supervision. Certain acquisitions by non-EU entities based in jurisdictions that do not contemplate reciprocal rights by Italian banks to purchase banks based in those jurisdictions, may be denied by the President of the Council of Ministers, upon prior notice to the Bank of Italy.

On-site visits carried out by the Bank of Italy may be either “general” or “special” (directed toward specific aspects of banking activity). Matters covered by an on-site visit include the accuracy of reported data, compliance with banking laws and regulations, organizational aspects and conformity with a bank’s own bylaws.

The Bank of Italy requires all banks to report periodic statistical information related to all components of their non-consolidated balance sheet and consolidated accounts. Other data reviewed by the Bank of Italy include minutes of meetings of each bank’s board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.

In addition to its supervisory role, the Bank of Italy – as the Italian Central Bank – performs monetary policy functions by participating in the ESCB, and acts as treasurer to the Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Credit Register (Centrale dei Rischi), a central information database on credit risk.

On December 28, 2005, a new law was introduced to modify the competences and organization of the Bank of Italy. In particular, while prior to the reform the Governor was appointed for an indefinite term, in accordance with the new legal framework, the Governor of the Bank of Italy is now appointed for a 6 year term, and may be reappointed only once. In addition, the new law transferred most of the competences of the Bank of Italy regarding competition in the banking sector to the Antitrust Authority, although joint clearance of the Bank of Italy and the Antitrust Authority is required in cases of mergers and acquisitions.

Reserve Requirements. Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest-bearing reserve expressed as a percentage of its total overnight deposits, deposits with an agreed maturity of up to and including two years, deposits redeemable at notice of up to and including two years and debt securities with an original maturity of up to and including two years.

Risk-Based Capital Requirements and Solvency Ratios. Capital adequacy requirements are mainly governed by CRD 1, as amended by CRD 2 and CRD 3, the Consolidated Banking Law, CICR Regulations and other implementing regulations issued by the Bank of Italy (Nuove disposizioni di vigilanza prudenziale per le banche). CRD 1 aligns European legislation with international standards on capital by implementing the international framework commonly known as the Basel II Accord. CRD 2 updates and refines CRD 1 by strengthening the EU regulatory framework and introducing rules on large exposures, derogations from prudential requirements, treatment of hybrid capital instruments, capital requirements and risk management for securitization positions, and new rules clarifying the supervisory framework for crisis management and establishing colleges for enhancing supervision. CRD 3 introduces rules on capital requirements for the trading book and for re-securitizations, and the supervisory review of remuneration policies.

Under the implementing regulations of the Bank of Italy, Italian banks are required to maintain ratios of regulatory capital to risk-weighted assets. Italian Banks’ capital consist of Tier I capital and Tier II capital. Tier I capital includes a) paid up share capital; b) reserves, including the share premium account; c) innovative and non-innovative capital instruments; d) net income for the period; and e) positive Tier I capital prudential filters, less f) own shares; g) goodwill; h) intangible assets; i) value adjustments of accounts receivable; j) losses carried forward and losses for the current financial year; k) regulatory value adjustments of the trading book; l) other negative items; and m) negative Tier I capital prudential filters. Tier II capital includes a) tangible asset valuation reserves; b) innovative and non-innovative capital instruments not eligible for inclusion in Tier I capital; c) hybrid capital instruments and Tier II subordinated liabilities; d) net gains on equity investment; e) any excess of value adjustments and provisions over expected loss amounts (for banks using internal ratings-based systems), f) other positive items; and g) positive Tier II capital prudential filters, less h) net losses on equity investment; i) other negative items; and j) negative Tier II capital prudential filters. A new set of rules governing supervision and risk management of the banking sector, commonly referred to as Basel III, has been developed and is expected to gradually enter into force beginning in 2013. These measures aim at improving the banking sector’s ability to absorb shocks arising from financial and economic stress, improving risk management and governance and strengthening banks’ transparency and disclosure and will generally have the effect of limiting the instruments that will qualify as regulatory capital and increasing the amount of capital required. Basel III will require banks to meet certain minimum capital ratios. In addition, Basel III provides additional rules on liquidity by requiring that banks meet a liquidity coverage ratio and a net stable funding ratio and rules on leverage by requiring that banks meet a leverage ratio, although the expected date of entry into force of such rules have not been finalized, they will become mandatory at a date after minimum capital requirements become mandatory.

Risk Concentration Limitations. The provisions of CRD 1, as amended by CRD 2, on the monitoring and control of exposures of credit institutions, limit a bank’s exposure to any single risk. The Bank of Italy has issued implementing regulations which require stand-alone banks and banking groups to limit each risk position to no more than 25 per cent of supervisory capital and their exposures to any single customer or group of related customers to 25 per cent of the bank’s regulatory capital. Under specific conditions, for exposures to related or connected parties, the credit risk position may overcome the 25 per cent of supervisory capital limit.

Banks belonging to banking groups shall be subject to an individual limit of 40 per cent of their supervisory capital provided that the group to which they belong complies with the above limits at the consolidated level. The exception is therefore not applicable to Italian banks that do not belong to a banking group and are reference undertakings.

Equity Participations by Banks. Prior approval of the Bank of Italy is required for any equity investments by a bank in other banks or financial or insurance companies: (1) exceeding 10 per cent of the regulatory capital of the acquiring bank; (2) exceeding 10 per cent or 20 per cent of the share capital of the bank or financial or insurance company being acquired; or (3) resulting in the control of the share capital of the bank or financial or insurance company being acquired. Investments by stand-alone banks or by banking groups in insurance companies exceeding in the aggregate 40 per cent of the acquiror’s regulatory capital (and 60 per cent of the regulatory capital, in case of the single bank included in the banking group) are not permitted.

The acquisition by banks and banking groups of shareholdings in non-financial companies is subject to certain limitations. Aggregate shareholdings in non-financial companies purchased by banks and banking groups cannot exceed 15 per cent of the acquiring bank’s regulatory capital. Banks and banking groups may not acquire shareholdings in any single non-financial company exceeding 3 per cent of the acquiring bank’s regulatory capital; they may be authorized to effect such investments in accordance with less stringent limitations, provided that they meet specific criteria. Pursuant to the principle of separation of the banking sector from the industrial sector, investments in non-financial companies cannot exceed 15 per cent of the share capital of the acquired company. Acquisitions of shareholdings exceeding such limit may be authorized provided the value of the shareholding does not exceed 1 per cent of the regulatory capital of the acquirer. The excess above the 15 per cent limit must not exceed 1 per cent of the regulatory capital of the acquirer.

Deposit Insurance. The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the principal Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.

Participation in the Interbank Fund is compulsory for all Italian banks. The Interbank Fund intervenes when a bank is either in administrative management or mandatory liquidation. In the event of administrative management, the Interbank Fund may make payments to support the business of the bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of mandatory liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €100,000 per depositor per bank. The guarantee does not cover customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.

Structure of the Banking Industry. Italy had 740 banks at December 31, 2011, compared to 760 at December 31, 2010. At the end of 2011, 24 banks were listed on the stock exchange, unchanged compared to 2010. Eight of the first 20 groups ranked by consolidated assets were not listed. In 2010, the listed banks and banking groups accounted for 61.2 per cent of total bank assets, compared to 63.9 per cent in 2010; 7 of the listed parent companies are cooperative. Italian banks’ presence abroad is significant, especially of the two largest banking groups in euro area countries. At the end of 2011, there were 24 subsidiaries of foreign companies and banks operating in Italy, two of which appear among the top 10 banking groups, with a market share of 9.3 per cent of total assets. At the end of 2011, the 77 branches of foreign banks not included in Italian banking groups held 8.2 per cent of system assets, compared with 8.4 per cent in 2010; 40 foreign investors – mainly from EU countries – had shareholdings of over 5 per cent in 49 banks. During 2011, ten new banks began to operate (two small limited company banks, one cooperative bank, one mutual bank and six branches of foreign banks). Thirty banks closed as a result of 23 mergers, takeovers or asset transfers, six liquidations and the conversion of a bank into a financial company. One payment institution was established. The number of banking groups rose by one to 77.

According to the Bank of Italy, in 2011, the two largest banking groups (UniCredit and Intesa Sanpaolo) held approximately 31.1 per cent of the Italian banking system’s assets, while the other three medium-sized/large groups (Banca Monte dei Paschi di Siena, Banco Popolare and Unione di Banche Italiane) accounted for 17.8 per cent. A third category, including 67 medium-sized/small groups and standalone banks (including specialized banks and subsidiaries of foreign banking groups), held 40.4 per cent of the banking system’s assets; the remaining 10.7 per cent was held by 563 small intermediaries, mainly with local operations.

The ownership structure of the banking sector has undergone substantial change since 1992, reflecting significant privatizations through 1998. Since 1999, the Italian banking sector has experienced significant consolidation. This process has accelerated in recent years, resulting in the formation of Italian banking groups of international standing, such as Intesa Sanpaolo and UniCredit. In 2005, Dutch bank ABN Amro acquired Banca Antonveneta, which was the first successful takeover of a listed Italian bank by a non-Italian bank. In 2006, French bank BNP Paribas acquired Banca Nazionale del Lavoro, the sixth largest Italian bank by deposits at the time of the acquisition. In 2007, Banca Intesa merged with Sanpaolo IMI, creating the Intesa Sanpaolo Group. In the same year, Capitalia merged into UniCredit, creating one of the largest financial services organizations in Europe. In May 2008, Monte Dei Paschi di Siena completed the acquisition of Banca Antonveneta from Banco Santander.

Capitalization. In 2011, the Italian banking system’s capital position improved. At the end of the year, consolidated regulatory capital amounted to €238.3 billion, a 4.5 per cent increase compared to the end of 2010. The increase mainly concerned Tier 1 capital, which increased by 8.4 per cent to €184.2 billion, following the large capital increases made during the year by some major banking groups. The capital strengthening was only in small part the result of self-financing, which remained limited during the economic crisis. Supplementary capital decreased by 7.4 per cent to €59.4 billion, due to the non-renewal of maturing subordinated liabilities. The increase in core Tier I capital offset the impact of the stricter capital definition introduced by CRD 2 and the guidelines of the Committee of European Banking Supervisors, which entered into force in December 2010. Under the new rules, core Tier I capital may no longer include shares bearing privileges in loss sharing and dividend distribution, such as preferred shares (they may still be included in Tier I capital as hybrid instruments). The risk-weighted assets remained stable; those of the first five banking groups decreased by 1.6 per cent compared to 2010.

Capital strengthening led to an increase in capital ratios compared with the end of 2010. The core Tier 1 ratio rose by a 1.0 per cent to 9.3 per cent and the Tier I ratio rose by 0.7 per cent to 10.0 per cent. The total capital ratio gained 0.6 points to 13.0 per cent. The capital ratios of the two largest Italian banking groups continue to be low by international standards, although their recent recapitalizations have narrowed the gap with the leading European banks. At the end of 2011, the Tier 1 ratio of a sample of eleven large European banks averaged 12.1 per cent compared with 10.2 per cent for the two largest Italian banking groups.

Basel III will have a significant impact on the Italian banking system. However, the lengthy transition envisaged by the authorities will spread its effects over time, allowing the banks to move gradually into line with the new standards, attenuating the possible restrictive effects on lending to firms.

Following the decision of the European Council of October 26, 2011 to strengthen the capital of banks so as to improve their ability to cope with further shocks and reassure investors of their soundness, on December 8, 2011, the European Banking Authority (“EBA”) issued a recommendation on banks’ capital. In order to achieve the target for capital set out in the recommendation, four of the five banks taking part (UniCredit, Intesa Sanpaolo, Banca Monte dei Paschi di Siena, Banco Popolare and Unione di Banche Italiane) needed to increase their capital by a total of €15.4 billion. In particular, UniCredit needed an extra €8.0 billion, Banca Monte dei Paschi di Siena €3.3 billion, Banco Popolare €2.7 billion and Unione di Banche Italiane €1.4 billion. Intesa Sanpaolo did not require any additional capital. Each of these banks carried out capital increases, including Intesa Sanpaolo.

Bad Debts. Bad debts increased by 24.2 per cent in 2011 to €132,788 million, compared to €106,876 million in 2010. As a percentage of total loans, bad debts increased from 5.3 per cent in 2010 to 6.2 per cent in 2011.

Measures to assess the robustness of Italian Banking System

In order to stabilize the banking system and protect private savings, the Government has enacted measures, which, among other things, allow the Ministry of Economy and Finance to support the recapitalization of Italian banks by subscribing financial instruments and guaranteeing share capital increases, to provide a state guarantee on funds granted by the Bank of Italy to banks needing emergency liquidity and, in addition to the existing domestic bank deposit guaranty, to guarantee in full all Italian bank deposits. The measures adopted in Italy to preserve the stability of the financial system are aimed at protecting savers and maintaining adequate levels of bank liquidity and capitalization.

The Bank of Italy periodically conducts stress tests to assess the banking system’s ability to operate in adverse situations. The test conducted in May of 2010 for the whole Italian banking system analyzed the evolution of credit quality in the two years 2010-11 assuming worsened macroeconomic conditions (the adverse scenario hypothesizes that the Italian economy is hit by shocks to world trade that restrict exports; further, the risk premium on the interbank market increases with a tightening of credit supply policies, leading to a weakening of domestic demand; the macroeconomic effects are amplified by an increase in precautionary saving, exacerbating the decline in household spending; real GDP growth in the two years 2010-11 is lower by a total of 3 percentage points than the forecasts compiled by Consensus Economics). The stress tests showed that capital ratios of all banking groups considered (the largest five groups) would remain well above the minimal regulatory requirements under the adverse macroeconomic conditions. A similar stress test was conducted in July 2011, whose results were scrutinized by the Bank of Italy before a peer review and quality assurance process was conducted by EBA staff with a team of experts from national supervisory authorities, the ECB and the European Systemic Risk Board. The 2011 stress tests showed that capital ratios of all Italian banking groups considered (the largest five groups) would remain well above the minimal regulatory requirements under the adverse macroeconomic conditions.

Credit Allocation

The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets.

During 2011, lending activity increased by 0.7 per cent, compared to a 2.7 per cent increase in 2010. The credit acceleration was stronger in the Mezzogiorno, where the growth rate was 1.7 per cent compared to a 3.5 per cent decrease in 2010, whereas in the central and northern regions the growth rate was 0.6 per cent compared to a 2.6 per cent in 2010.

Exchange Controls

Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, divestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties. In recent years, Italy allowed illegal holdings of foreign assets to be disclosed against payment of a (less burdensome) fine; this is commonly known as Tax Shield (Scudo Fiscale).

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

Italy is fully integrated into the European and world economies, with imports and exports in 2011 equal to 28.5 and 28.0 per cent of real GDP, respectively. Since the trade surplus recorded in 2003, Italy has recorded trade deficits. Italy’s merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy’s specialization in more traditional merchandise is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. Italy’s trade balance deficit decreased from €30 billion in 2010 to €24.6 billion in 2011.

The following table illustrates Italy’s exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as “free on board” or “fob”. Import amounts include all costs, insurance and freight, frequently referred to as “cif”. A fob valuation includes the transaction value of the goods and the value of services performed to deliver the goods to the border of the exporting country; in a cif valuation, the value of the services performed to deliver the goods from the border of the exporting country to the border of the importing country is also included.

Foreign Trade (cif-fob)

	2007	2008	2009	2010	2011
	(€ in millions)
Exports (fob)(1)
Agriculture, forestry and fishing	4,992	5,354	4,614	5,614	5,770
Extractive industries	1,312	1,707	1,024	1,165	1,249
Manufactured products	348,383	350,599	277,069	322,685	359,757
Food, beverage and tobacco products	19,166	20,907	20,031	22,179	24,390
Textiles, leather products, clothing, accessories	42,308	40,912	33,093	37,339	41,913
Wood, wood products, paper, printing	7,341	7,136	6,157	7,151	7,614
Coke and refined oil products	13,142	15,440	9,301	14,794	16,770
Chemical substances and products	22,341	22,217	17,856	22,575	24,911
Pharmaceutical, chemical-medical, botanical products	11,986	11,938	12,151	13,973	15,311
Rubber, plastic, non-metallic mineral products	23,279	22,435	18,208	20,854	22,505
Base metal, metal (non-machine) products	44,465	45,342	32,273	39,350	48,343
Computers, electronic and optical devices	12,396	11,355	9,650	11,604	12,881
Electrical equipment	21,780	21,839	17,261	19,380	20,298
Machines and other non-classified products	68,776	71,024	55,014	60,061	68,418
Transportation means	39,962	39,422	29,501	34,507	36,408
Products from other manufacturing activities	21,441	20,633	16,572	18,918	19,993
Electrical energy, gas, steam, air conditioning	113	366	433	277	276
Products from waste treatment and recycling	1,115	1,134	874	1,395	1,485
Other products	8,829	9,856	7,719	6,211	7,313

Total exports	364,744	369,016	291,733	337,346	375,850

Imports (cif)(1)
Agriculture, forestry and fishing	10,409	10,874	9,706	11,123	12,980
Extractive industries	54,252	68,882	44,951	59,005	69,235
Manufactured products	295,226	287,887	230,989	284,833	303,384
Food, beverage and tobacco products	23,495	24,343	22,653	25,320	27,483
Textiles, leather products, clothing, accessories	25,524	24,718	21,842	25,960	28,792
Wood, wood products, paper, printing	10,810	9,897	7,952	9,991	10,142
Coke and refined oil products	6,941	8,442	5,841	8,550	10,056
Chemical substances and products	33,431	32,196	25,807	32,122	36,337
Pharmaceutical, chemical-medical, botanical products	14,288	14,666	16,185	17,344	19,160
Rubber, plastic, non-metallic mineral products	11,305	10,999	9,367	11,312	12,373
Base metal, metal (non-machine) products	47,399	44,407	24,704	36,107	42,433
Computers, electronic and optical devices	25,687	24,648	22,853	33,871	29,848
Electrical equipment	12,491	12,689	10,495	13,292	13,715
Machines and other non-classified products	27,122	26,806	18,866	22,416	24,040
Transportation means	46,767	44,316	35,464	37,901	38,114
Products from other manufacturing activities	9,967	9,762	8,960	10,647	10,891
Electrical energy, gas, steam, air conditioning	2,170	2,284	2,876	2,659	2,980
Products from waste treatment and recycling	3,617	4,056	2,052	3,902	5,245
Other products	7,667	8,067	7,034	5,868	6,655

Total imports	373,340	382,050	297,609	367,390	400,480

Trade balance	(8,596)	(13,035)	(5,876)	(30,044)	(24,630)

(1)	At current prices.

Source: ISTAT.

The Italian economy relies heavily on foreign sources for energy and other natural resources and Italy is a net importer of chemical and pharmaceutical products, agricultural and food industry products, paper, printing and publishing products, wood and wood products, metals and metal products, electric and precision machinery and transport equipment, food, beverage and tobacco products.

Of all the major European countries, Italy is one of the most heavily dependent on imports of energy. Italy’s trade balance remains vulnerable to fluctuations in oil prices, given the high proportion of energy imports. The energy deficit increased again, rising to a new historical peak of 3.8 per cent of GDP, despite the contraction in import volumes in 2011, due to the rise in oil prices.

In 2011, exports of goods and services increased by 5.6 per cent in real terms compared to 2010, with merchandise exports growing by 7.0 per cent in real terms and those of services stagnating.

During 2011, imports of goods and services in real terms was almost unchanged, increasing by 0.4 per cent (1.4 per cent for goods) compared to 2010. The increase in imports of goods was offset by a 3.5 per cent decline in services. Another factor contributing to the stagnation of purchases abroad was the reduction in tax incentives for the production of renewable energy, which in 2010 had boosted imports of photovoltaic products. At nominal values, Italy’s imports increased by 9.0 per cent with the largest increases in imports coming from India, the United States and Brazil.

Geographic Distribution of Trade

As a member of the European Union, Italy enjoys free access to the markets of the other EU Member States and applies the external tariff common to all EU countries. During the past several years, EU countries have made significant progress in reducing non-tariff barriers such as technical standards and other administrative barriers to trade amongst themselves, and Italy has incorporated into its national law most of the EU directives on trade and other matters. With the accession of new members, the EU has come to encompass many of Italy’s most important central and eastern European trading partners. The following tables show the distribution of Italy’s trade for the periods indicated.

Distribution of Trade (cif-fob) - Exports

	2007	2008	2009	2010	2011
	(€ in millions)
Exports (fob)(1)
Total EU	222,173	217,210	168,064	193,389	210,482
of which
EMU	168,361	163,848	128,738	147,365	160,338
of which
Austria	8,845	8,803	6,961	8,002	8,707
Belgium	10,751	9,931	8,032	8,678	9,749
France	41,991	41,459	33,984	39,237	43,707
Germany	47,254	47,110	36,942	43,867	49,345
Netherlands	8,658	8,678	7,111	8,368	9,117
Spain	27,369	24,123	16,680	19,595	19,885
Poland	8,943	9,774	7,922	8,553	9,409
United Kingdom	21,241	19,327	14,953	17.576	17,519
China	6,290	6,432	6,629	8,609	10,000
Japan	4,312	4,251	3,714	4,011	4,738
OPEC countries	17,694	21,380	17,816	17,949	17,749
Russia	9,560	10,468	6,432	7,906	9,314
Switzerland	13,297	14,425	13,563	15,823	20,655
Turkey	7,192	7,502	5,652	8,029	9,628
United States	24,254	23,028	17,099	20,329	22,857
Other	59,972	64,320	52,764	61,301	70,427

Total	364,744	369,016	291,733	337.346	375.850

(1)	At current prices.

Source: ISTAT.

Distribution of Trade (cif-fob) - Imports

	2007	2008	2009	2010	2011
	(€ in millions)
Imports (fob)(1)
Total EU	215,453	208,784	170,868	201,364	213,526
of which
EMU	175,889	169,840	137,807	163,797	173,006
of which
Austria	9,376	8,999	7,189	8,452	8,897
Belgium	15,998	14,201	11,955	13,359	14,606
France	34,048	32,873	26,353	32,171	33,416
Germany	63,721	61,186	49,701	58,986	62,406
Netherlands	20,596	20,519	16,918	19,965	20,863
Spain	16,201	16,633	13,141	16,737	17,867
Poland	6,411	6,708	6,638	7,222	7,580
United Kingdom	12,526	11,897	9,817	10,012	10,769
China	21,689	23,606	19,334	28,789	29,302
Japan	5,347	5,018	3,899	4,288	4,221
OPEC countries	34,089	42,679	24,943	34,957	34,450
Russia	14,609	16,089	12,142	14,633	18,042
Switzerland	11,063	11,256	10,427	10,203	11,364
Turkey	5,340	5,583	4,423	5,158	5,978
United States	10,907	11,683	9,463	11,139	13,033
Other	54,843	57,532	42,110	56,859	70,564

Total	373,340	382,050	297,609	367,390	400,480

(1)	At current prices.

Source: ISTAT.

As in the previous year, during 2011 over half of Italian trade was with other EU countries, with approximately 56.0 per cent of Italian exports and 53.3 per cent of imports attributable to trade with EU countries. However, Italian exports to non-EU countries increased more than exports to EU countries and imports from non-EU countries increased more than imports from EU countries. Germany remains Italy’s single most important trade partner and in 2011 supplied 15.6 per cent of Italian imports and purchased 13.1 per cent of Italian exports.

In 2011, Italy’s trade balance with EU countries was negative, with a deficit of approximately €3 billion. This result was due to an increase in imports larger than the increase in exports. The deficit with Germany decreased to €13.06 billion and the surplus with France increased to €10.29 billion.

Trade with OPEC countries contracted by about 1 per cent and was strongly influenced by fighting in Libya. Excluding Libya, Italian exports to OPEC countries grew by 12.4 per cent (one percentage point more than the average) while imports surged by 34.4 per cent, driven by the 25.4 per cent increase in oil prices in euros. The collapse in imports of energy products from Libya was made up for by purchases from Saudi Arabia, Azerbaijan, Angola and Russia. The increase in Italy’s trade deficit with the latter was curbed by the growth in exports of machinery and clothing. Italy’s largest trade deficit was again with China, although it shrank slightly from €19.0 billion to €18.5 billion due to the large drop in Italian imports of transport equipment. There was a sharp increase in the trade surplus with Switzerland, from €5.6 billion to €9.3 billion. In addition to the good performance of the exports of traditional Italian products, which benefited from the strengthening of the Swiss franc against the euro, there was a large increase in sales of metal products. In fact, Switzerland accounted for more than 71 per cent of Italy’s exports of gold, for a total of €6.0 billion, up from €3.0 billion in 2010. There was a further increase in the surplus on merchandise trade with the United States, thanks to the contributions of machining products and transport equipment other than motor vehicles, which were offset only in part by an increase in the deficit on energy.

Balance of Payments

The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of: (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account primarily comprises net capital transfers from international institutions, principally the European Union. The financial account is made up of items such as the inward and outward flow of money for direct investment, investment in debt and equity portfolios, international grants and loans and changes in the official reserves.

In 2010, the gathering and compilation system of the balance of payments and foreign financial position of Italy was deeply innovated with the abandonment of bank settlement reporting. The integration of international markets increased the complexity of transactions, which affected the reliability of gathering systems based on bank payments. Models of data collection based on direct gathering with entities involved in international exchanges are now preferred, the use of sample analysis was extended and the banks’ obligation of statistical reporting on behalf of clients was almost entirely eliminated. The new system is based on various sources: (a) census-based collections, such as statistical reports of entities subject to oversight by the Bank of Italy; (b) administrative data collected by other institutions for compliance purposes; and (c) sample-based investigations, in particular with non-financial and insurance businesses. Reports of flux and amount are required for financial transactions.

The following table illustrates the balance of payments of Italy for the periods indicated.

Balance of Payments

	2009	2010	2011
	(€ in millions)
Current Account(1)	(30,173)	(54,681)	(51,509)
Goods	823	(20,918)	(16,612)
Exports	292,335	337,920	376,479
Imports	291,512	358,838	393,091
Services	(8,435)	(9,218)	(6,960)
Exports	67,798	73,967	76,722
Imports	76,233	83,184	83,682
Income	(10,406)	(8,289)	(12,001)
Inflows	57,729	55,885	56,511
Outflows	68,135	64,174	68,512
Transfers	(12,155)	(16,256)	(15,936)
EU Institutions	(6,982)	(10,109)	(10,448)

Capital Account(1)	(89)	(556)	424
Intangible assets	(578)	(706)	(407)
Transfers	489	150	831
EU Institutions	1,627	1,486	2,690

Financial Account(1)	37,335	86,749	73,519
Direct investment	(863)	(17,726)	(13,057)
Abroad	(15,315)	(24,656)	(33,961)
In Italy	14,452	6,930	20,904
Portfolio investment	28,061	38,468	(34,376)
Assets	(38,541)	(31,285)	35,805
Liabilities	66,602	69,753	(70,181)
Financial Derivatives	4,332	(4,734)	7,493
Other investment	5,725	71,775	114,400
Change in official reserves	80	(1,034)	(941)

Errors and omissions	(7,073)	(31,513)	(22,433)

(1)	At current prices.

Source: Bank of Italy.

Current Account

Italy has had a current account deficit since 2000, which in 2011 amounted to €51.5 billion or 3.3 per cent of GDP, compared to €54.7 billion or 3.5 per cent of GDP in 2010. The improvement was due to the reduction in the trade deficit, which benefited from the large rise in the surplus on non-energy products, especially in the machinery and metal products sectors. More than half the increase in the deficit on income was offset by the decrease in the deficit on on services. Imports increased by 9.5 per cent compared exports which increased by 11.4 per cent.

Visible Trade. Italy’s fob-fob trade deficit fell to 1.1 per cent of GDP in 2011 after deteriorating sharply in 2010. The reduction in the trade deficit reflected the deficit vis-à-vis the other euro area countries, which decreased from €14.9 billion in 2010 to €11.1 billion 2011, as a result of exports outpacing imports. There was also small increase in the surplus vis-à-vis the remaining EU countries, while the deficit vis-à-vis non-EU countries remained basically unchanged at €15.1 billion.

Invisible Trade. The deficit in services decreased to €7.0 billion in 2011. The improvement was due to the increase in the surplus on travel and, to a lesser extent, to the reduction in the deficit on “other business services”. The deficit in transport services in 2011 amounted to €8.4 billion (0.5 per cent of GDP) and remained just below the historical peak recorded in 2010.

Income. In 2011, the deficit on the income account, mostly in relation to investment income and much reduced in the two previous years, rose to €12.0 billion from €8.3 billion in 2010. The main contributory factor was the decrease of €2.5 billion in the surplus on direct investment income, reflecting a decrease in receipts of profits from abroad accompanied by an increase in interest expense on intra-group loans, both of which are included in this item. In the second half of 2011, the increase in the risk premium on liabilities issued by Italian residents also weighed on the other interest components of income; interest expense on portfolio investment in debt securities and on “other investment” (mainly deposits and loans) grew faster than the corresponding receipts. A positive, and growing, contribution came from portfolio investment in shares and investment funds, for which receipts rose faster than outlays.

Current Transfers. The deficit recorded in current transfers declined slightly from €16.3 billion in 2010 to €15.9 billion in 2011. The deficit on private transfers contracted, despite a new increase in the deficit on workers’ remittances, from €6.1 billion to €6.9 billion. The deficit on public transfers also showed a small increase, due almost entirely to the flows to and from Community institutions.

Capital Account

Italy’s capital account, which accounts for transactions in intangible assets, recorded a slight surplus of €0.4 billion in 2011 compared to deficit of €0.6 billion in 2010, due to an increase in credits and a decrease in debits.

Financial Account and the Net External Position

In 2011, the financial account surplus decreased to €73.5 billion from €86.7 billion in 2010. The financial account showed significant reductions in the external liabilities of the public sector (€80.8 billion) and the banking sector (€74.4 billion); these decreases gave rise to net outflows that were more than offset by net increases in the external liabilities of the Bank of Italy (€184.4 billion) and the other sectors of the economy (€44.3 billion). Overall, these increases gave rise to net inflows amounting to €73.5 billion, which financed the current account deficit of €51.5 billion.

Direct Investment. The recovery in flows of Italian direct investment abroad gathered pace, especially in the form of intra-group loans. Outflows totaled €34.0 billion in 2011, a historically high level that was marked by the predominant share of other euro area countries, to an even greater extent than in the three preceding years. Italy’s European partners also produced the expansion of inward direct investment (accounting for €16.5 billion out of a total of €20.9 billion) after disinvesting in 2010.

The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities for the periods indicated. Due to the change in the reporting system of the balance of payments, revised data for 2007 are not available, therefore we are also providing the 2007 data contained in the Annual Report for 2010.

Direct Investment by Country(1)

	2007(2)	2008	2009	2010	2011
	(€ in millions)
Direct investment abroad
Netherlands	80,221	(1,454)	3,760	756	1,137
Luxembourg	17,848	(25,348)	(14,519)	14,227	15,993
United States	18,741	1,598	5,204	1,230	1,851
United Kingdom	17,817	2,177	3,094	(213)	388
France	24,084	38,820	3,705	597	1,085
Switzerland	8,769	(2,679)	707	1,317	(470)
Germany	15,131	3,537	992	(1,692)	2,225
Spain	36,334	1,724	6,958	(11,076)	(4,851)
Brazil	4,852	894	351	(71)	337
Belgium	5,057	1,335	5,674	(506)	1,086
Argentina	1,570	106	68	26	149
Sweden	785	(1,067)	82	196	52
Other	47,126	26,097	(759)	19,861	14,976

Total	278,335	45,740	15,317	24,652	33,958

	2007(2)	2008	2009	2010	2011
	(€ in millions)
Direct investment in Italy
Netherlands	49,457	(3,377)	3,634	(7,952)	3,909
Luxembourg	21,799	9,979	1,276	634	(1,174)
United States	20,204	2,139	270	2,180	1,820
United Kingdom	24,304	1,610	2,526	3,067	1,782
France	30,196	(31,477)	5,652	3,271	12,615
Switzerland	17,942	1,523	(389)	1,564	(244)
Germany	7,485	3,340	2,365	(114)	(331)
Spain	12,304	818	(325)	728	847
Brazil	255	248	113	99	38
Belgium	4,935	465	4,534	(973)	442
Argentina	225	53	60	28	39
Sweden	2,781	990	(1,521)	117	26
Other	22,416	6,285	(3,744)	4,284	1,134

Total	214,303	(7,404)	14,451	6,933	20,903

(1)	Data are obtained based on the new gathering and compilation system. Data regarding 2007 from the new gathering and compilation system are not yet available and, as a result, are not comparable to data for 2008, 2009, 2010 and 2011.
(2)	Figures do not include real estate investment, investments made by Italian banks abroad and investments made by foreign entities in Italian banks.

Source: ISTAT and National Institute for International Trade.

Portfolio Investment. For the first time since 2000 there was a net outflow of portfolio investment amounting to €34.4 billion, after an inflow of €33.1 billion in the first half of the year. This compared with a net inflow of €38.5 billion in 2010. In the first half of 2011 the flows reflected the return of confidence on the financial markets: Italians made net purchases of foreign assets despite their continuing to reduce their holdings of debt securities, while non-residents made net purchases of equities and bonds issued in Italy. The worsening of the sovereign debt crisis in the middle of 2011 had a major effect on developments in the second half of the year. Italian households and firms began to sell foreign equities and investment fund units and accelerated their net sales of foreign debt securities, especially those with long maturities. Banks began to dispose of foreign bonds again and repositioned themselves at the short end of the term structure. In 2011, for the first time since the 2008 financial crisis, Italians made net disposals of foreign portfolio assets amounting to €35.8 billion, of which debt securities accounted for €31.4 billion.

The impact on portfolio liabilities was even more pronounced. In the second half of 2011 non-residents significantly reduced their holdings, especially of medium and long-term public debt securities. In the year, as a whole, non-residents made net sales of €74.8 billion of debt securities issued in Italy, of which €43.2 billion with maturities of more than one year. Disregarding price adjustments, these sales were equal to about 20 per cent of the purchases of corresponding securities made in the five previous years.

Other investment. The “other investment” of the Bank of Italy saw a net inflow of €194.8 billion. Excluding the Bank of Italy and the banking sector, “other investment” saw a net outflow of €7.2 billion. The net outflow of the banking sector amounted to €73.2 billion, in relation to the large reduction of €45.8 billion in fund-raising, above all on the interbank market, and the growth in lending, mainly in the form of intragroup transactions.

Errors and Omissions. Balancing a deficit in the current accounts totaling €51.5 billion and net inflows in the financial account of €73.5 billion, errors and omissions amounted to -€22.4 billion in 2011. The amount recorded in the errors and omissions account typically reflects unreported international transactions, such as unreported funds transferred abroad by Italian residents and exporters’ unreported payments by non-residents to accounts held abroad.

Reserves and Exchange Rates

On January 1, 1999, eleven European countries, including Italy, adopted the euro as their new national currency. At that time, the conversion rate between the lira and the euro was irrevocably fixed at Lit. 1,936.27 per euro. Prior to 1999, the exchange rate of the lira against other euro constituent currencies was subject to market fluctuation. The euro was introduced as a physical currency on January 1, 2002. On February 28, 2002, the lira ceased to be legal tender in Italy and was withdrawn from the financial system.

The following table sets forth, for the periods indicated, certain information regarding the US Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.

US Dollar/Euro Exchange Rate

Period	Period End	Yearly Average Rate(1)	High	Low
	(U.S.$ per €1.00)
1999	1.0046	1.0588	1.1789	1.0015
2000	0.9305	0.9194	1.0388	0.8252
2001	0.8813	0.8917	0.9545	0.8384
2002	1.0487	0.9511	1.0487	0.8578
2003	1.2630	1.1418	1.2630	1.0377
2004	1.3621	1.2462	1.3633	1.1802
2005	1.1797	1.2490	1.3507	1.1667
2006	1.317	1.2630	1.3331	1.1826
2007	1.4721	1.3797	1.4874	1.2893
2008	1.3917	1.4726	1.599	1.246
2009	1.4406	1.3963	1.5074	1.2591
2010	1.3362	1.3207	1.4563	1.1942
2011	1.2939	1.3920	1.4882	1.2889

(1)	Average of the reference rates for the last business day of each month in the period.

Source: European Central Bank.

The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.

Euro Exchange Rates

	Yearly Average Rate(1) per €1.00
	2007	2008	2009	2010	2011
Japanese Yen	162.11	151.53	130.63	115.26	110.96
British Pound	0.6873	0.8026	0.8810	0.8560	0.8678
Swiss Franc	1.6459	1.5786	1.5076	1.3700	1.2326
Norwegian Kroner	8.0075	8.2858	8.6892	8.0034	7.7934
Czech Koruna	27.733	25.039	26.495	25.263	24.590

(1)	Average of the reference rates for the last business day of each month in the period.

Source: European Central Bank.

In 2011, official reserves increased to €133.9 billion from €118.9 billion in 2010. At the end of 2011, the contribution of the Bank of Italy to the reserves of the European Central Bank was stable at approximately €7.2 billion.

At December 31, 2011, gold and net foreign currency assets were worth €128.5 billion, compared with €112.8 billion a year earlier. The increase mainly reflected the rise in the price of gold (up by 15.3 per cent, leading to an increase of €12.7 billion in the value of the stock, which was stationary in volume).

The following table illustrates the official reserves of Italy as at the end of each of the periods indicated.

Official Reserves

	2007	2008	2009	2010	2011
	(€ in billions)
Gold(1)	44.8	49.0	60.4	83.2	95.9
Special Drawing Rights	0.2	0.2	6.5	7.2	7.1
Total position with IMF	0.5	1.1	1.3	1.9	4.5
Net foreign exchange	18.6	25.4	24.0	26.7	26.4

Total reserves	64.1	75.6	92.2	118.9	133.9

(1)	Valued at market exchange rates and prices.

Source: Bank of Italy.

PUBLIC FINANCE

The Budget Process

The Government’s fiscal year is the calendar year. The budget and financial planning process of the Government is governed by Law No. 196 of 2009, as amended by Law No. 39 of 2011.

Budget Process. The budget process complies with European requirements, whose principal aim is to allow the EU to review all Member States’ budgetary policies and reform strategies simultaneously. The first “European Semester” begins in January, when the Commission prepares its annual report on economic development, containing strategic proposals for the EU economy. In March, the EU Council, based on the Commission’s report (after consulting the Economic and Financial Committee), identifies the main economic targets and strategies of the EU and the euro area and provides strategic guidance on policies. In April, the Member States, taking the EU Council’s guidelines into account, provide to the Commission their medium-term budgetary strategies and reforms by submitting their updated stability programmes and national reform programmes. In June or July, the EU Council, on a recommendation from the Commission, delivers an opinion on each of the updated programs and, if it considers that their objectives and contents should be strengthened, invites the Member State concerned to adjust its program. In the following months, each Member State, taking into account the decisions and requests of the Commission and the EU Council, adopts its new budget and measures to meet said requests.

Consistent with the European Semester, the Government submits to the Parliament, by April 10th, the Economic and Financial Document (Documento di economia e Finanza or “EFD”), which consists of three sections: (i) the stability programme, which establishes public finance targets; (ii) the analysis and tendencies in public finance, which contains data and information regarding the prior fiscal year, any discrepancies from previous program documents, and projections for at least the three following years; and (iii) the national reform programme, which sets forth the country’s priorities and main structural reforms to be effected. Following Parliament’s approval of the EFD, the stability programme and the national reform programme are submitted to the EU Council and the Commission by April 30th. Following the EU Council’s review, by September 20th, the Government submits to Parliament an update note to the EFD, which provides updates to the macroeconomic and financial projections and program targets contained in an EFD and incorporates any requests of the EU Council.

Subsequently, the Government submits to the Parliament, by October 15th, the final budgetary package, which consists of the Legge di Bilancio (“Budget Law”) and the Legge di Stabilità (“Stability Law”). The Budget Law authorizes general government revenues and expenditures for the upcoming three-year period. The Stability Law includes legal and financial measures for the three-year period covered by the Budget Law, implementing the budget and the targets contemplated in an EFD. The Ministry of Economy and Finance (“MEF”) submits to the Parliament by April of the subsequent year the Report on the General Economic Situation of the Country, which details the performance of the Italian economy of the previous year.

Approval of financial year. In addition, by May 31st of the subsequent year, the MEF is required to submit the “Rendiconto Generale dello Stato” (the “Rendiconto”) to the Court of Auditors (Corte dei Conti). The Rendiconto contains the statement of income and the balance sheet of the Republic of Italy for the previous fiscal year. The Corte dei Conti verifies that the Rendiconto is consistent with the budget provisions contained in the Budget Law of the previous year. Upon completion of the Corte dei Conti’s review, the MEF submits the Rendiconto to the Parliament by June 30th for approval.

European Economic and Monetary Union

Under the terms of the Maastricht Treaty, Member States participating in the EMU, or “Participating States”, are required to avoid excessive government deficits. In particular, they are required to maintain:

•

a government deficit, or net borrowing, that does not exceed three per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the three per cent ceiling; and

•	a gross accumulated public debt that does not exceed 60 per cent of GDP or is declining at a satisfactory pace toward this reference value.

For additional information on Italy’s status under these covenants, see “The Italian Economy—Measures to Address the Global Financial and Economic Crisis” and “—The 2012 Economic and Financial Document”.

Although Italy’s public debt exceeded 60 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60 per cent reference value.

In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, effective on July 1, 1998, the Participating States agreed to a Stability and Growth Pact (the “SGP”). The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty’s provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall government deficit below a reference value of 3 per cent of GDP.

Under SGP regulations, Participating States are required to submit each year a stability programme and non-participating Member States are required to submit a convergence programme. These programs cover the current year, the preceding year and as at least the three following years and are required to set forth:

•

projections for a medium-term budgetary objective (a country-specific target which, for Participating States having adopted the euro, must fall within one per cent of GDP and balance or surplus, net of one-off and temporary measures) and the adjustment path towards this objective, including information on expenditure and revenue ratios and on their main components;

•

the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the stability programme such as government investment expenditure, real GDP growth, employment and inflation;

•

the budgetary strategy and other economic policy measures to achieve the medium-term budgetary objective comprising detailed cost-benefit analysis of major structural reforms having direct cost-saving effects and concrete indications on the budgetary strategy for the following year;

•

an analysis of how changes in the main economic assumptions would affect the budgetary and debt position, indicating the underlying assumptions about how revenues and expenditures are projected to react to variations in economic variables; and

•	if applicable, the reasons for a deviation from the adjustment path towards the budgetary objective.

Based on assessments by the Commission and the Economic and Financial Committee, the EU Council delivers an opinion on whether:

•	the economic assumptions on which the program is based are plausible;

•	the adjustment path toward the budgetary objective is appropriate; and

•	the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.

The EU Council can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. When assessing the adjustment path taken by Participating States, the EU Council will examine whether the Participating State concerned pursued the annual improvement of its cyclically adjusted balance, net of one-off and other temporary measures, with 0.5 per cent of GDP as a benchmark. When defining the adjustment path for those Participating States that have not yet reached the respective budgetary objective or in allowing those that have already reached it to temporarily depart from it, the EU Council will take into account structural reforms which have long-term cost-saving effects, implementation of certain pension reforms, and whether higher adjustment effort is made in economic “good times”. If the Participating State repeatedly fails to comply with the EU Council’s recommendations, the EU Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:

•	0.2 per cent of the Participating State’s GDP, and

•	one tenth of the difference between the government deficit as a percentage of GDP in the preceding year and the reference value of 3 per cent of GDP.

This deposit may be increased in subsequent years if the Participating State fails to comply with the EU Council’s recommendations, up to a maximum of 0.5 per cent of GDP, and may be converted into a fine if the excessive deficit has not been corrected within two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the EU Council may require the Participating State to publish additional information, to be specified by the EU Council, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State. If the Participating State has taken effective action in compliance with the recommendation, but unexpected adverse economic events with major unfavorable consequences for government finances occur after the adoption of that recommendation, the EU Council may adopt a revised recommendation, which may extend the deadline for correction of the excessive deficit by one year.

Accounting Methodology

Pursuant to Law No. 196 of 2009, Italy utilizes the system of “general government accounting”. European Union countries are required to use general government accounting for purposes of financial reporting. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria. General government accounting includes revenues and expenditures from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. Italy utilizes general government accounting on both an accrual and cash-basis.

ESA 95 National Accounts. In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. This system was intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar.

In December 2005, ISTAT published general revisions to the national system of accounts reflecting amendments to ESA95 set forth in the European Union Regulations 351/2002 and 2103/2005. These revisions included: (i) a new methodology to evaluate the amortization of movable and fixed assets, (ii) a new accounting treatment for financial intermediary services, (iii) revisions to the methodology for calculating general government and investment expenditure, and (iv) the introduction of a new accounting system for a portion of social security contribution on an accrual basis.

In connection with the revisions to the national accounting system of December 2005, ISTAT replaced its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. One of the effects of using chain indices is that other than for the first year in the chain, component measures will no longer aggregate to totals. Also, as a result of this change in methodology, all “real” revenue and expenditure figures included in this document differ from and are not comparable to data published in earlier documents filed by Italy with the SEC prior to March 12, 2007. The general government revenues and expenditure figures in this Annual Report reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.

On March 2, 2012, ISTAT published ordinary revisions to date for the yeas 2009 to 2011 along with the publication of the estimates for the 2011 accounts. These estimates, among other things, include the downward revision of GDP for 2009 due to a sharper decrease in investments in machinery and equipment with respect to the previously published estimate. Economic growth for 2010 was revised upward resulting in a more positive variation in investment in machinery and equipment against a downward revision in the construction sector. For additional information on the National Accounts, see Exhibit (2)—2012 Stability Programme.

On October 4, 2012, ISTAT published ordinary revisions to date for the yeas 2010 to 2011 along with the publication of the revised estimates for the 2011 accounts. These revised estimates, among other things, included a marginal downward revision of GDP for 2011 and 2010 of €561 million and €83 million, respectively, with respect to the previously published estimate. In each year revisions had no effect on the GDP growth rate previously published.

Measures of Fiscal Balance

Italy reports its fiscal balance using two principal methods:

•

Net borrowing, or government deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. Italy also reports its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural government deficit. Accordingly, the structural net borrowing figures shown in this document are necessarily estimates.

•

Primary balance, which is consolidated revenues less consolidated expenditures of the general government excluding interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

The table below shows selected public finance indicators for the periods indicated.

Selected Public Finance Indicators(*)

	2007	2008	2009	2010	2011
	(€ in millions, except percentages)
General government expenditure(1)	748,395	774,596	798,436	795,311	798,565
General government expenditure, as a percentage of GDP	48.2	49.2	52.5	51.2	50.5
General government revenues	723,122	731,896	715,690	723,854	736,202
General government revenues, as a percentage of GDP	46.5	46.5	47.1	46.6	46.6
Net borrowing	(25,273)	(42,700)	(82,746)	(71,457)	(62,363)
Net borrowing, as a percentage of GDP	(1.6)	(2.7)	(5.4)	(4.6)	(3.9)
Primary balance	52,179	38,612	(11,883)	(345)	15,658
Primary balance, as a percentage of GDP	3.4	2.5	(0.8)	0.0	1.0
Public debt(2)	1,602,105	1,665,705	1,762,723	1,842,136	1,897,875
Public debt as a percentage of GDP(2)	103.1	105.7	116.0	118.6	120.1
GDP (nominal value)	1,554,199	1,575,144	1,519,695	1,553,166	1,580,220

(*)	Figures have been restated on the basis of data published in the 2012 Bank of Italy Annual Report and the 2012 ISTAT Annual Report. For additional information on restating data from Italy’s national accounts, see “—ESA 95 National Accounts”.
(1)	Includes revenues from the divestiture of state-owned real estate (deducted from capital expenditures).
(2)	Figures for 2010 and 2011 are gross of euro area financial support.

Source: ISTAT and Bank of Italy.

Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Italy gradually reduced its net borrowing as a percentage of GDP below the three per cent threshold set by the Maastricht Treaty and Italy’s net borrowing as a percentage of GDP was 3.4 per cent in 2006, in 2007 it decreased to 1.5 per cent, in 2008 it increased to 2.7 per cent mainly as a result of a significant increase in government expenditure, in 2009 it increased to 5.4 per cent mainly as a result of the slowdown in growth of current revenues and in the second half of 2009 the EU started an excessive deficit procedure against Italy. In 2010 and 2011, net borrowing as a percentage of GDP decreased to 4.6 per cent and 3.9 per cent, respectively, due to lower expenditure relative to the GDP and higher tax revenues relative to the GDP.

The debt-to-GDP ratio decreased to 103.1 per cent in 2007, and subsequently increased to 105.7 per cent in 2008. The increase recorded in 2008 was mainly due to the slowdown in growth of nominal GDP, an increase in the valuation of securities indexed to inflation and an increase in public debt issues the proceeds of which were used to fund measures taken by the Government to address the global economic crisis of 2008. The ratio of debt-to-GDP in 2009 was 116 per cent mainly due to a large decrease in GDP. In 2010, the debt-to-GDP ratio increased to 118.4 per cent net of euro area financial support and 118.6 per cent gross of euro area financial support; this was mainly due to upward revisions to the borrowing requirement made during 2010, which caused an increased issuance of debt, though the final borrowing requirement for 2010 was 20 per cent lower than forecasted. In 2011, the debt-to-GDP ratio increased to 119.3 per cent net of euro area financial support and 120.1 per cent gross of euro area financial support; this was mainly due to the gap between the average cost of debt and the expansion of nominal GDP, only partly offset by the primary surplus of 1 percentage point and the factors that affect net borrowing but not debt. Since 1999, the Government has taken steps to lengthen the average maturity of debt and reduce the variable rate portion that, together with the introduction of the single currency, made Government debt less sensitive to variations in short-term interest rates and exchange rates. Consistent with the past, the Government’s debt management policy in 2011 was to limit exposure to market risks, mainly interest rate and refinancing risks. For additional information on Italy’s debt-to-GDP ratio, see “Public Debt”, Exhibit (2)—2012 Stability Programme and Exhibit (4)—Update of the 2012 Economic and Financial Document.

The 2011 Economic and Financial Document

In April 2011, Italy submitted to the EU its 2011 Economic and Financial Document, which included the 2011 stability programme (the “2011 Stability Programme”) and the 2011 national reform programme (the “2011 National Reform Programme”). The 2011 Economic and Financial Document was updated on September 22, 2011.

The 2011 Stability Programme. The 2011 Stability Programme stated that Italy will introduce a binding budget discipline into its Constitution and will commit to reaching within 2014 a level close to a balanced budget.

The table below presents the main public finance objectives included in the 2011 Stability Programme.

Public Finance Objectives (in % of GDP)

2011 Stability Programme	2010(1)	2011	2012	2013	2014
Net Borrowing	(4.6)	(3.9)	(2.7)	(1.5)	(0.2)
Net Structural Borrowing	(3.5)	(3.0)	(2.2)	(1.4)	(0.5)
Structural Change	(0.6)	(0.5)	(0.8)	(0.8)	(0.8)
Public Debt, gross of euro area financial support	119.0	120.0	119.4	116.9	112.8
Public Debt, net of euro area financial support	118.8	119.3	118.5	116.1	112.3
Primary Balance	(0.1)	0.9	2.4	3.9	5.2

(1)	Preliminary year-end data for 2010 presented in the 2011 Stability Programme.

Source: Ministry of Economy and Finance.

The table below sets out the macroeconomic forecasts prepared by the Republic of Italy through 2014 in connection with the 2011 Stability Programme.

Macroeconomic Forecasts (in %)

2011 Stability Programme	2010	2011	2012	2013	2014
Real GDP	1.3	1.1	1.3	1.5	1.6
Nominal GDP	1.9	2.9	3.1	3.3	3.4
Private consumption	1.0	1.1	1.2	1.3	1.5
Public consumption	(0.6)	0.0	(0.2)	0.5	0.7
Gross fixed investment	2.5	1.8	2.5	2.7	3.0
Inventories (% of GDP)	0.7	0.2	0.0	0.0	0.0
Exports of goods and services	9.1	4.8	4.3	4.5	4.8
Imports of goods and services	10.5	4.5	3.9	4.2	4.6
Domestic demand	0.9	1.0	1.2	1.5	1.7
Change in inventories	0.7	0.2	0.0	0.0	0.0
Net exports	(0.4)	0.0	0.0	0.0	0.0

Source: Ministry of Economy and Finance.

The 2012 Economic and Financial Document

In April 2012, Italy submitted to the EU its 2012 Economic and Financial Document, which included the 2012 Stability Programme and the 2012 National Reform Programme. The 2012 Economic and Financial Document was updated on September 20, 2012.

The 2012 Stability Programme. The 2012 Stability Programme confirmed Italy’s commitment to introduce a binding budget discipline into its Constitution, to reach within 2014 a level close to a balanced budget and to reduce the public debt by increasing the primary surplus. For additional information on the 2012 Stability Programme, see Exhibit (2)—2012 Stability Programme.

The table below presents the main public finance objectives included in the 2012 Stability Programme.

Public Finance Objectives (in % of GDP)

2012 Stability Programme	2011(1)	2012	2013	2014	2015
Net Borrowing	(3.9)	(1.7)	(0.5)	(0.1)	0.0
Net Structural Borrowing	(3.6)	(0.4)	0.6	0.6	0.4
Structural Change	0.0	(3.2)	(1.0)	0.0	0.2
Public Debt, gross of euro area financial support	120.1	123.4	121.5	118.2	114.4
Public Debt, net of euro area financial support	119.2	120.3	117.9	114.5	110.8
Primary Balance	1.0	3.6	4.9	5.5	5.7

(1)	Preliminary year-end data for 2011 presented in the 2012 Stability Programme.

Source: Ministry of Economy and Finance.

The table below sets out the macroeconomic forecasts prepared by the Republic of Italy through 2015 in connection with the 2012 Stability Programme.

Macroeconomic Forecasts (in %)

2012 Stability Programme	2011	2012	2013	2014	2015
Real GDP	0.4	(1.2)	0.5	1.0	1.2
Nominal GDP	1.7	0.5	2.4	2.8	3.2
Private consumption	0.2	(1.7)	0.2	0.5	0.7
Public consumption	(0.9)	(0.8)	(1.1)	(0.3)	0.2
Gross fixed investment	(1.9)	(3.5)	1.7	2.5	2.8
Inventories (% of GDP)	(0.5)	(0.3)	0.1	0.0	0.0
Exports of goods and services	5.6	1.2	2.6	4.2	4.6
Imports of goods and services	0.4	(2.3)	2.2	3.6	3.9
Domestic demand	(0.4)	(1.8)	0.2	0.7	1.0
Change in inventories	(0.5)	(0.3)	0.1	0.0	0.0
Net exports	1.4	1.0	0.1	0.2	0.3

Source: Ministry of Economy and Finance.

The following table compares the main finance indicators included in the 2011 Stability Programme and the 2012 Stability Programme.

Main Finance Indicators - 2011 Stability Programme v. 2012 Stability Programme

	2011	2012	2013	2014
GDP growth rate
2011 Stability Programme	1.1	1.3	1.5	1.6
2012 Stability Programme(1)	0.4	(1.2)	0.5	1.0

Difference	(0.6)	(2.4)	(1.1)	(0.7)

Net Borrowing, as a % of GDP
2011 Stability Programme	(3.9)	(2.7)	(1.5)	(0.2)
2012 Stability Programme(1)	(3.9)	(1.7)	(0.5)	(0.1)

Difference	(0.1)	1.0	1.0	0.1

Public Debt, as a % of GDP
2011 Stability Programme, gross of euro area financial support	120.0	119.4	116.9	112.8
2012 Stability Programme, gross of euro area financial support(1)	120.1	123.4	121.5	118.2

Difference	0.1	4.0	4.6	5.4

(1)	Preliminary year-end data for 2011 presented in the 2012 Stability Programme.

Source: Ministry of Economy and Finance.

The 2012 National Reform Programme. As part of the 2012 National Reform Programme, the Government confirmed its existing policies and objectives set out in its 2011 National Reform Programme and identified eight policy areas where structural reform is necessary and as well as the measures that have been taken in order to achieve the objectives of Euro 2020. These areas are (i) Containment of Public Expenditure, (ii) Fiscal Federalism, (iii) Product Market, Competition and Administrative Efficiency, (iv) Labor and Pensions, (v) Innovation and Human Capital, (vi) Support to Businesses, (vii) Energy and Environment and (viii) Financial System. For additional information on the reform measures adopted in connection with the 2012 National Reform Programme, see “The Italian Economy—Measures to Address the Global Financial and Economic Crisis” and Exhibit (3)—2012 National Reform Programme.

The table below shows the impact of the measures contained in the 2012 National Reform Programme in terms of expenditure cuts/additions or revenue decreases/additions for each of the eight policy areas described above for the years 2011 to 2014.

Financial Impact of the 2012 National Reform Programme

2012 National Reform Programme	2011	2012	2013	2014
	(€ in millions)
Containment of Public Expenditure
Additional revenues	700.0	21,467.6	33,224.6	35,181.9
Expenditure cuts	26.2	7,537.0	8,535.9	10,459.7
Additional expenditure	107.0	104.5	2.5	2.5

Fiscal Federalism
Additional revenues	0.0	9,032.4	9,167.4	9,167.4
Expenditure cuts	0.0	1,627.4	2,762.4	3,162.4
Decrease in revenues	5.0	5.0	5.0	0.0

Product Market, Competition and Administrative Efficiency
Additional revenues	0.0	0.0	68.0	0.0
Expenditure cuts	0.0	0.0	16.2	16.2
Decrease in revenues	45.0	90.0	90.0	34.0
Additional expenditure	636.1	648.1	637.1	401.1

Labor and Pensions
Additional revenues	0.0	1,471.0	1,830.0	2,110.0
Expenditure cuts	0.0	2,643.0	8,433.0	10,432.0
Decrease in revenues	0.0	3,333.2	5,939.1	5,055.5
Additional expenditure	1,053.0	1,260.0	300.0	300.0

Innovation and Human Capital
Additional revenues	0.0	285.4	285.4	285.4
Decrease in revenues	90.0	90.0	90.0	0.0
Additional expenditure	110.0	991.8	560.2	404.0

Support to Businesses
Additional revenues	0.0	0.0	82.8	100.1
Decrease in revenues	14.0	985.7	1,487.3	2,994.0
Additional expenditure	0.0	3,935.0	235.0	235.0

Energy and Environment
Additional revenues	0.0	125.6	411.5	8.2
Additional expenditure	18.7	4.0	15.8	20.9

Financial System
Decrease in revenues	0.0	14.3	26.5	21.3
Additional expenditure	0.0	287.6	325.1	321.7

Source: Ministry of Economy and Finance

The table below shows the anticipated impact of the recent measures taken by the Government in connection with the 2012 National Reform Programme on key economic indicators of the Republic of Italy’s growth through 2020.

2012 National Reform Programme’s Impact on the Republic of Italy’s Growth

2012 National Reform Programme	2012	2013	2014	2015	2020
GDP	0.2	0.4	0.7	0.9	2.4
Consumption expenditure	0.1	0.1	0.2	0.3	1.1
Gross capital formation	0.5	1.1	1.6	2.0	3.9
Employment	0.2	0.2	0.2	0.1	0.1

Source: Ministry of Economy and Finance.

The Balanced Budget Constitutional Amendment. In April 2012, Italy amended its Constitution to include a binding budget discipline, pursuant to which the general government will be required to operate under balanced budgets beginning in fiscal year 2014.

The Update of the 2012 Economic and Financial Document . In September 2012, Italy published its Update of the 2012 Economic and Financial Document, which included revised projections and forecasts given the continued worsening of the economic situation and the increased tensions resulting from the European sovereign debt crisis.

The table below presents the main public finance objectives included in the Update of the 2012 Economic and Financial Document.

Public Finance Objectives (in % of GDP)

Update of the 2012 Economic and Financial Document	2011(1)	2012	2013	2014	2015
Net Borrowing	(3.9)	(2.6)	(1.8)	(1.5)	(1.3)
Net Structural Borrowing	(3.6)	(0.9)	0.0	(0.2)	(0.4)
Structural Change	0.0	(2.8)	(0.9)	0.3	0.2
Public Debt, gross of euro area financial support	120.7	126.4	126.1	123.1	119.9
Public Debt, net of euro area financial support	119.9	123.3	122.3	119.3	116.1
Primary Balance	1.0	2.9	3.8	4.4	4.8

(1)	Preliminary year-end data for 2011 presented in the Update of the 2012 Economic and Financial Document.

Source: Ministry of Economy and Finance.

The table below presents macroeconomic forecasts prepared by the Republic of Italy through 2015 in connection with the Update of the 2012 Economic and Financial Document.

Macroeconomic Forecasts (in %)

Update of the 2012 Economic and Financial Document	2011	2012	2013	2014	2015
Real GDP	0.4	(2.4)	(0.2)	1.1	1.3
Nominal GDP	1.7	(1.0)	1.2	3.0	3.2
Private consumption	0.2	(3.3)	(0.5)	0.6	0.8
Public consumption	(0.9)	(0.6)	(1.4)	(0.5)	0.2
Gross fixed investment	(1.9)	(8.3)	0.1	2.6	2.8
Exports of goods and services	5.6	1.2	2.4	3.9	4.2
Imports of goods and services	0.4	(6.9)	1.7	3.5	3.9
Domestic demand	(0.4)	(3.6)	(0.6)	0.7	1
Change in inventories	(0.5)	(0.9)	0.1	0.1	0
Net exports	1.4	2.3	0.2	0.2	0.2

Source: Ministry of Economy and Finance.

The following table compares the main finance indicators included in the 2012 Stability Programme and the Update of the 2012 Economic and Financial Document.

Main Finance Indicators - 2012 Economic and Financial Document

v. Update of the 2012 Economic and Financial Document

	2011	2012	2013	2014	2015
GDP growth rate
2012 Economic and Financial Document(1)	0.4	(1.2)	0.5	1.0	1.2
Update of the 2012 Economic and Financial Document(2)	0.4	(2.4)	(0.2)	1.1	1.3

Difference	0.0	(1.2)	(0.7)	0.1	0.1

Net Borrowing, as a % of GDP
2012 Economic and Financial Document(1)	(3.9)	(1.7)	(0.5)	(0.1)	0.0
Update of the 2012 Economic and Financial Document(2)	(3.9)	(2.6)	(1.8)	(1.5)	(1.3)

Difference	0.0	(0.9)	(1.3)	(1.4)	(1.3)

Public Debt, as a % of GDP
2012 Economic and Financial Document, gross of euro area financial support(1)	120.1	123.4	121.5	118.2	114.4
Update of the 2012 Economic and Financial Document, gross of euro area financial support(2)	120.7	126.4	126.1	123.1	119.9

Difference	0.6	3.0	4.6	4.9	5.5

(1)	Preliminary year-end data for 2011 presented in the 2012 Economic and Financial Document.
(2)	Preliminary year-end data for 2011 presented in the Update of the 2012 Economic and Financial Document.

Source: Ministry of Economy and Finance.

The EU Council’s policy recommendations to Italy for the period 2012-2013.

As part of the European semester process, in July 2012, the EU Council, acting through ECOFIN, issued specific recommendations to Italy, based on assessments of Italy’s macroeconomic and fiscal situation as outlined in the 2012 Stability Programme and the 2012 National Reform Programme. ECOFIN recommended that Italy take action over the period 2012-2013 to:

•

Implement the budgetary strategy as planned, and ensure that the excessive deficit is corrected in 2012. Ensure the planned structural primary surpluses so as to put the debt-to-GDP ratio on a declining path by 2013. Ensure adequate progress towards the MTO, while meeting the expenditure benchmark and making sufficient progress towards compliance with the debt reduction benchmark;

•

Ensure that the specification in the implementing legislation of the key features of the balanced budget rule set out in the Constitution, including appropriate coordination across levels of government, is consistent with the EU framework. Pursue a durable improvement of the efficiency and quality of public expenditure through the planned spending review and the implementation of the 2011 Cohesion Action Plan leading to improving the absorption and management of EU funds, in particular in the South of Italy;

•

Take further action to address youth unemployment, including by improving the labor-market relevance of education and facilitating transition to work, also through incentives for business start-ups and for hiring employees. Enforce nation-wide recognition of skills and qualifications to promote labor mobility. Take measures to reduce tertiary education dropout rates and fight early school leaving;

•

Adopt the labor market reform as a priority to tackle the segmentation of the labor market and establish an integrated unemployment benefit scheme. Take further action to incentivize labor market participation of women, in particular through the provision of childcare and elderly care. Monitor and if needed reinforce the implementation of the new wage setting framework in order to contribute to the alignment of wage growth and productivity at sector and company level;

•

Pursue the fight against tax evasion. Pursue the shadow economy and undeclared work, for instance by stepping up checks and controls. Take measures to reduce the scope of tax exemptions, allowances and reduced VAT rates and simplify the tax code. Take further action to shift the tax burden away from capital and labor to property and consumption as well as environment;

•

Take further measures to improve market access in network industries, as well as infrastructure capacity and interconnections. Simplify further the regulatory framework for businesses and enhance administrative capacity. Improve access to financial instruments, in particular equity, to finance growing businesses and innovation. Implement the planned reorganization of the civil justice system, and promote the use of alternative dispute settlement mechanisms.

Revenues and Expenditures

The following table sets forth general government revenues and expenditures and certain other key public finance measures for the periods indicated. This data is prepared on an accrual basis. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the debt-to-GDP ratio.

General Government Revenues and Expenditures

	2007	2008	2009	2010	2011
	(€ in millions)
Expenditures
Compensation of employees	164,067	169,666	171,050	172,085	170,052
Intermediate consumption	79,940	84,287	89,676	90,484	91,527
Market purchases of social benefits in kind	41,860	42,780	44,716	45,614	44,599
Social benefits in cash	264,387	277,183	291,495	298,418	305,122
Subsidies to firms	16,119	16,107	16,743	17,786	16,673
Interest payments	77,452	81,312	70,863	71,112	78,021
Other expenditures	42,018	44,052	46,959	45,994	44,654

Total current expenditure	685,843	715,387	731,502	741,493	750,648

Gross fixed investment	36,139	35,316	38,404	34,346	32,099
Investment grants	24,840	22,338	24,310	20,027	17,815
Other capital expenditures	1,573	1,555	4,220	1,445	(1,997)

Total capital account expenditure	62,552	59,209	66,934	53,818	47,917

Total expenditure	748,395	774,596	798,436	795,311	798,565

as a percentage of GDP	48.2	49.2	52.5	51.2	50.5

Deficit on current account (surplus -)	(32,763)	(12,537)	31,446	24,763	24,936

Net borrowing	(25,273)	(42,700)	(82,746)	(71,457)	(62,363)

as a percentage of GDP	(1.6)	(2.7)	(5.4)	(4.6)	(3.9)
Revenues
Direct taxes	233,170	239,644	222,846	226,235	226,027
Indirect taxes	227,098	215,842	206,409	217,860	222,313
Actual social security contributions	199,758	211,931	208,373	209,265	212,100
Imputed social security contributions	3,920	3,878	4,182	4,133	4,240
Income from capital	9,859	9,742	8,607	8,580	9,631
Other revenue	44,801	46,887	49,639	50,657	51,401

Total current revenue	718,606	727,924	700,056	716,730	725,712

Capital taxes	301	488	12,256	3,497	6,963
Other capital revenue	4,215	3,484	3,378	3,627	3,527

Total capital revenue	4,516	3,972	15,364	7,124	10,490

Total revenue	723,122	731,896	715,690	723,854	736,202

as a percentage of GDP	46.5	46.5	47.1	46.6	46.6

Primary balance	52,179	38,612	(11,883)	(345)	15,658

as a percentage of GDP	3.3	2.5	(0.8)	(0.02)	(1.0)

Source: ISTAT and Bank of Italy

General government revenue increased by 1.7 per cent in 2011, compared to an increase of 1.1 per cent in 2010. The increase in 2011 was mainly due to capital tax receipts, which doubled from €3.5 billion to €7.0 billion due to the introduction of a substitute tax on real-estate leasing and the enlargement in the scope of the substitute tax on the alignment of fiscal and book values. A large part of the revenue increase was temporary. Direct tax receipts were broadly unchanged (a decrease of 0.1 per cent) while indirect tax receipts rose by 2.0 per cent.

General government expenditures rose by 0.4 per cent in 2011, compared to a 0.4 per cent decrease in 2010. The increase in total expenditures was mainly driven by the decrease in capital account expenditures. Current expenditures recorded a moderate 0.3 per cent increase in 2011, due to moderate variations in compensation of employees, intermediate consumption and social benefit expenditures.

Italy recorded a current account deficit of approximately €24.9 billion in 2011, compared to a deficit of approximately €24.7 billion in 2010. This was mainly due to an increase in current revenues of approximately €9.0 billion and an increase in current expenditure of approximately €9.1 billion.

Expenditures

Compensation of employees. Compensation of employees decreased by 1.2 per cent in 2011 compared to a 0.6 per cent increase in 2010, due to a decrease in the number of employees. Pursuant to Law Decree No. 78 of 2010, wages of public employees for the 2011-2013 three-year period have been frozen at the 2010 level of total compensation, realizing a reduction of expenditure for employee compensation in the public sector by €1.7 billion in 2011, €2.7 billion in 2012 and €3.3 billion in 2013.

Intermediate consumption. Intermediate consumption, which measures the value of the goods and services consumed as inputs by a process of production, increased by 1.2 per cent in 2011 compared to a 0.9 per cent increase in 2010.

Market purchases of social benefits in kind. Expenditure on social benefits in kind decreased for the first time in fifteen years in 2011 by 2.2 per cent compared to an increase of 2.0 per cent in 2010. In 2011, expenditure on social benefits in kind was equal to 2.8 per cent of GDP.

Expenditures for public health and education are accounted for under wages and salaries, cost of goods and services and production grants.

Italy has a public health service managed principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments. Ninety per cent of expenditure on social benefits in kind in 2011 related to health care outlays.

Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities.

Social benefits in cash. Social benefits in cash include expenditures for pensions, disability and unemployment benefits. Social benefits in cash increased by 2.2 per cent in 2011 compared to a 2.4 per cent increase in 2010, primarily as a result of a 2.5 per cent increase in pension related expenditure, which accounted for approximately 85 per cent of social benefits in cash in 2011. In 2011, expenditure for social benefits in cash was equal to 19.3 per cent of GDP and pension expenditure was equal to 16.4 per cent of GDP. For additional information relating to government expenditure in connection with the national pension system, see “The Italian Economy—Social Welfare System”, Exhibit (2)—2012 Stability Programme and Exhibit (3)—2012 National Reform Programme.

Subsidies to firms. Subsidies to firms, which are current payments by the general government to resident producers that are not required to be reimbursed, decreased by 7.5 per cent in 2011 compared to a 6.2 per cent increase in 2010.

Interest payments. Interest payments by the government increased by €0.86 billion or 9.7 per cent in 2011, after decreasing by approximately €0.3 billion or 0.4 per cent in 2010. The ratio of interest payments to nominal GDP was 4.6 per cent and 4.9 per cent in 2010 and 2011, respectively. The weighted average cost of debt, calculated as the ratio of expenditure for interest payments to average amount of debt, decreased from 3.8 per cent in 2010 to 3.11 per cent in 2011. The average yield on 12-month BOTs (short-term zero-coupon notes) in 2011 was 3.17 per cent in 2011, compared to 1.3 per cent in 2010. The average interest rate on ten-year BTPs (fixed-rate notes) in 2011 was 5.25 per cent compared to 4.0 per cent in 2010. For additional information on Italy’s public debt, see “Public Debt”.

Other Expenditures. Other expenditures decreased by 2.9 per cent in 2011 compared to a 2.0 per cent decrease in 2010.

Revenues

Taxes. Italy’s tax structure includes taxes imposed at the state and local levels and provides for both direct taxation through income taxes and indirect taxation through a VAT and other transaction-based taxes. Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last years.

VAT is imposed on the sale of goods, the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.

Italy has entered into bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.

Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self-employed persons and small enterprises. The Government’s efforts to increase tax compliance since 2001 have led to an increase in the general tax base and to an improvement in compliance.

Italy’s fiscal burden, which is the aggregate of direct and indirect tax revenues and social security contributions as a percentage of GDP, was broadly unchanged in 2011 at 42.5 per cent in 2011 compared to 42.6 per cent in 2010. In particular, both the tax burden and social security contributions remained virtually unchanged in 2011 at 28.8 per cent of GDP and 13.7 per cent of GDP, respectively.

This data is prepared on a cash basis. The following table sets forth the composition of tax revenues for the periods indicated.

Composition of Tax Revenues(1)

	2007	2008	2009	2010	2011
	(€ in millions)
Direct taxes
Personal income tax	150,130	158,263	153,508	159,939	159,091
Corporate income tax	50,520	47,438	37,678	37,731	36,971
Investment income taxes	13,696	14,257	13,215	7,598	7,269
Other(2)	4,795	6,183	15,963	8,556	11,313

Total direct taxes	219,142	226,140	220,364	213,823	214,643

Indirect taxes
VAT	119,322	117,444	108,727	112,891	115,595
Other transaction-based taxes	17,253	21,396	21,054	20,846	21,351
Taxes on production of mineral oil	20,337	20,291	20,818	19,765	20,254
Taxes on production of methane gas	4,006	2,469	4,360	4,169	4,604
Tax on electricity consumption	1,302	1,326	1,286	1,244	1,236
Tax on tobacco consumption	9,785	9,904	10,070	10,241	10,398
Taxes on lotto and lotteries	11,800	11,315	12,826	11,743	12,770
Other(2)	2,031	2,033	1,947	1,957	1,960

Total indirect taxes	185,837	186,178	181,089	182,856	188,168

Total taxes	404,979	412,318	401,453	396,679	402,811

(1)	The data presented in this “Composition of Tax Revenues” table does not correspond to the general government direct and indirect tax revenue figures contained in the preceding table entitled “General Government Revenues and Expenditures,” primarily because the “Composition of Tax revenues” table is prepared on a cash basis while the “General Government Revenues and Expenditures” table is prepared on an accrual basis in accordance with ESA95. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this “Composition of Tax Revenues” table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).
(2)	Taxes classified as “other” are non-recurring, therefore highly variable.

Source: Bank of Italy.

In 2011, direct tax receipts (as reported in the “General Government Revenues and Expenditures” table on a cash basis) were broadly unchanged (a decrease of 0.1 per cent) compared to 2010. Personal income tax receipts declined by 0.5 per cent (€0.8 billion), reflecting a fall of 9.5 per cent (€2.2 billion) in the self-assessed portion, which was affected by the temporary reduction, decided in November, of 17 percentage points in the payment on account due at the end of 2011 (in 2010 receipts on this account had risen as a consequence of the reduction of the payment on account in 2009). Receipts from corporate taxes fell by 2.0 per cent (€0.8 billion) as a result of the termination of the effects of some substitute taxes introduced by the Finance Law for 2008 (€1.5 billion). In 2011, indirect tax receipts (on a cash basis) rose by 2.0 per cent compared to a 1.2 per cent increase in 2010, due mostly to the substantial increase in the VAT levied on imports from outside the EU, which increased by 19.3 per cent (€2.7 billion), largely in connection with higher oil prices.

Actual social security contributions. Actual social security contributions, which consist of payments made for the benefit of employees to insurers, increased by 1.3 per cent in 2011 compared to a 0.4 per cent increase in 2010.

Imputed social security contributions. Imputed social security contributions, which represent the counterpart to unfunded social benefits paid directly to employees and former employees and other eligible persons without involving an insurance company or autonomous pension fund, and without creating a special fund or segregated reserve for the purpose, increased by 2.6 per cent in 2011 compared to a 1.1 per cent decrease in 2010.

Income from capital. Income from capital increased by 12.2 per cent in 2011 compared to a 0.3 per cent decrease in 2010.

Other Revenue. Other revenue increased by 1.4 per cent in 2011 compared to a 2.0 per cent increase in 2010.

Government Enterprises

The following chart summarizes certain basic data regarding the largest companies in which the Government holds an interest, for the periods indicated. The Government currently continues to participate in the election of the respective boards of directors but does not directly participate in the management of these companies.

Largest Government Companies(1)(2)

Company	Industry Sector	Per cent of Government Ownership as of December 31, 2011	Total Assets	Total Liabilities	Net profit (loss)
			At December 31,		For the year ended December 31,
			2011	2011	2009	2010	2011
			(€ in millions, except percentages)
Cassa Depositi e Prestiti S.p.A(3).	Financial Services	70	287,143	268,794	2,026	2,344	2,167
ENEL S.p.A.	Electricity	31.2	169,805	115,365	5,586	5,673	5,358
ENI S.p.A.	Oil and Gas	30.3	142,945	82,552	5,317	7,383	7,803
Ferrovie dello Stato Italiane S.p.A.	Railroads	100	36,207	25,096	54	129	285
Finmeccanica S.p.A.	Defense/Aerospace	30.2	30,593	25,989	718	557	(2,306)
Fintecna S.p.A.	Financial Services	100	2,653	434	11	(418)	66
Poste Italiane S.p.A.	Post/Financial Services	100	99,035	96,187	904	1,017	846

(1)	Percentages refer to the relevant holding company, while financial data is presented on a consolidated basis.
(2)	Including shares indirectly owned by the Government through CDP.
(3)	The remaining 30% of CDP is owned by various banking foundations.

Source: Ministry of Economy and Finance.

PUBLIC DEBT

General

Italy’s public debt includes debt incurred by the central Government (including Treasury securities and borrowings), regional and other local government, public social security agencies and other public agencies.

The Treasury manages the public debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities. The Stability Law and the Budget Law authorize the incurrence of debt by the government. For additional information on Italy’s budget and financial planning process and the Stability Law and the Budget Law, see “Public Finance—The Budget Process”.

The following table summarizes Italy’s public debt as of the dates indicated, including debt represented by Treasury securities and liabilities to holders of postal savings.

Total Public Debt(*)

	December 31,
	2007	2008	2009	2010	2011
	(€ in millions)
Debt incurred by the Treasury:
Internal bonds:
Short term bonds (BOT)(1)	128,302	147,752	140,096	130,054	131,693
Medium- and long-term bonds (initially incurred or issued in Italy)	1,080,785	1,137,870	1,236,446	1,324,754	1,386,937

Total internal bonds	1,209,087	1,285,622	1,376,542	1,454,808	1,518,630

Total external bonds (initially incurred or issued outside Italy)(2)	69,314	60,342	60,058	61,978	58,541

Total Treasury Issues	1,278,401	1,345,964	1,436,600	1,516,786	1,577,171

Postal savings(3)	37,175	31,492	30,004	25,196	22,079
Treasury accounts(4)	102,456	112,925	123,518	127,485	127,840
Other debt incurred by:
FS (bonds and other debt)(5)	1,010	935	111	15	—
ISPA (bonds and other debt)(6)	13,610	11,542	11,034	11,048	11,070
ANAS (bonds and other debt)(7)	—	—	—	—	—
State sector entities(8)	56,247	54,841	51,151	50,227	49,502
Other general government entities	113,208	108,884	111,211	112,069	119,076

Total public debt	1,602,106	1,666,583	1,763,629	1,842,826	1,906,738

as a percentage of GDP	103.1	105.8	115.5	118.4	120.7
Liquidity buffer(9)	-9,671	-19,072	-29,711	-42,310	-23,361

Total public debt net of liquidity buffer	1,592,435	1,647,511	1,733,918	1,800,516	1,883,367

(*)	Figures in this table have not been restated and therefore are not comparable to the figures in the table entitled “Selected Public Finance Indicators” in “Public Finance”.
(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or twelve months.
(2)	Italy ordinarily enters into currency swap agreements for hedging purposes. The total amount of external bonds shown above takes into account the effect of these arrangements.
(3)	Postal savings are demand, short- and medium-term deposit accounts, as well as long-term certificates issued by CDP that may be withdrawn by the account owner prior to maturity with nominal penalties. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance has assumed part of the postal savings liabilities as described in detail below.
(4)	Treasury accounts are demand, short- and medium-term deposit accounts held by the private sector and by the Treasury on behalf of public companies, such as Fintecna S.p.A. and by companies set up in connection with securitization transactions carried out by the Treasury.
(5)	The item includes debt securities issued by Ferrovie dello Stato Italiane S.p.A., or “FS,” the state railway entity and other debt incurred by FS and assumed by the Treasury according to the law in 1996.
(6)	The indebtedness of Infrastrutture S.p.A., or “ISPA,” in relation to the TAV project (high-speed railroad infrastructure), is included since 2004, as it is recorded as government debt. More information is provided below.
(7)	The item includes ANAS (Azienda Nazionale Autonoma delle Strade) bonds, which are securities issued by ANAS S.p.A. (the state owned entity in charge of road maintenance and construction), and other debt incurred by ANAS.
(8)	The item includes all the liabilities incurred by other state sector entities and all the remaining liabilities incurred by the state sector.
(9)	The line item “Liquidity buffer” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, funded by privatization proceeds. For additional information on the “Liquidity Buffer”, see “Monetary System—Monetary Policy”.

Source: Ministry of Economy and Finance.

Discussion of debt-to-GDP ratio. Since 2007 there has been a gradual increase in Italy’s debt-to-GDP ratio from 103.1 per cent in 2007 to 120.7 per cent in 2011.

In 2008, Italy’s debt-to-GDP ratio increased to 105.8 per cent, compared to 103.1 per cent in 2007. The increase recorded in 2008 was mainly due to the slowdown in growth of nominal GDP, the valuation of securities indexed to inflation and an increase in public debt issues the proceeds of which were used to fund measures taken by the Government to address the global economic crisis of 2008.

In 2009, Italy’s debt-to-GDP ratio increased to 115.5 per cent, compared to 105.8 per cent in 2008. Of the total increase of 9.7 per cent, approximately 8.0 per cent reflected the difference between the average cost of the debt (4.3 per cent, calculated as the ratio of interest payments to the size of the debt at the end of the year) and the nominal GDP growth rate (a negative 3 per cent), 0.6 per cent reflected the primary deficit and 1.1 per cent reflected the residual component due to the difference between net borrowing and the change in the debt.

In 2010, the debt-to-GDP ratio was 118.4 per cent compared to 115.5 per cent in 2009. Of the total increase of 2.9 per cent in 2010, 2.3 per cent reflected the difference between the average cost of the debt and the nominal GDP growth rate, 0.1 per cent reflected the primary deficit and 0.5 per cent reflected the residual component due to the difference between net borrowing and the change in the debt.

In 2011, Italy’s debt-to-GDP was 120.7 per cent, compared to 118.4 per cent in 2010. The increase reflected the gap between the average cost of the debt and the expansion of nominal GDP (2.9 per cent), only partly offset by the primary surplus of 1.0 per cent and the factors that affect net borrowing but not debt.

The Government’s latest forecasts of the debt-to-GDP ratio are included in the Update of the 2012 Economic and Financial Document. The table below shows the Government’s forecasts of the debt-to-GDP ratio for the period 2012-2015. For additional information on the Government’s forecasts of the debt-to-GDP ratio, see “Public Finance—The 2012 Economic and Financial Document”, “The Italian Economy”, Exhibit (2)—2012 Stability Programme and Exhibit (4)—Update of the 2012 Economic and Financial Document.

Forecasted Debt-to-GDP Ratios

Update of the 2012 Economic and Financial Document	2012	2013	2014	2015
Public Debt, gross of euro area financial support	126.4	126.1	123.1	119.9
Public Debt, net of euro area financial support	123.3	122.3	119.3	116.1

Source: Ministry of Economy and Finance.

Public Debt Management. Debt management continues to be geared towards lengthening the average residual maturity of public debt, which slightly shortened from 7.8 years at the end of 2010 to 7.6 years at the end of 2011.

The Government’s objectives with respect to the management of public debt are to minimize the cost of borrowing in the medium-term and to reduce the volatility of interest payments. In accordance with these objectives, the Treasury has, in the past, gradually increased the proportion of total outstanding Government bonds represented by fixed rate securities, while reducing the proportion of total outstanding Government bonds represented by floating rate and short-term securities to less than one-third.

The table below presents the percentage of total outstanding Government bonds represented by fixed rate securities, the securities indexed to the euro area inflation rate (BTP€i) and floating rate securities as at December 31, 2011 and 2010.

Breakdown of Total Outstanding Government Bonds (in %)

	December 31,
	2010	2011
Fixed rate securities	73.18	73.89
Securities indexed to the euro area inflation rate (BTP€i)	7.11	7.97
Floating rate securities	19.70	18.14

Total Outstanding Government Bonds	100	100

Source: Ministry of Economy and Finance.

The year 2011 was particularly difficult in terms of public debt management due primarily to the propagation of the sovereign debt crisis in Europe. Although the market for Treasury securities was only marginally impacted in the first half of 2011 by the extremely volatile climate and the increasing lack of investor confidence, the situation began deteriorating markedly in July of 2011. The expansion of yield differentials significantly affected the medium-long-term end of the yield curve, though an initial impact on shorter term Treasury securities was also felt. Yields on 10-year Treasury securities had progressed from 5.0 per cent to 6.0 per cent from the start of September to the end of October followed by a spike in November that sent the yield to 7.0 per cent in a matter of a few days.

At the end of 2011, the rates on Treasury securities were at historically high levels. Renewed confidence in Italy’s capacity to keep the public finance balances under control and to implement structural reforms capable of stimulating economic development in early 2012 resulted in significant reductions of the yields on Treasury securities. The yield on one-year Treasury securities went from 5.5 per cent at the start of December to 1.0 per cent at the end of February, while the yield on ten-year Treasury securities fell from 7.2 per cent to 4.9 per cent over the same period. Nevertheless, tensions gradually re-emerged in March and yields on Treasury securities have remained extremely volatile over the course of the months leading up to the date of this Annual Report. Prices of Treasury securities continue to be influenced by uncertainties linked to the European convergence process and expectations of very low economic growth for many European countries (Italy included) in the short term.

The table below shows the yields on 3-year and 10-year BTPs issued by the Treasury for each quarter of 2011 and the first two quarters of 2012.

Quarterly Yields on 3-Year and 10-Year BTPs

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
BTP 3-year	3.16	3.36	4.16	6.06	3.84	4.36	3.78
BTP 10-year	4.79	4.79	5.27	6.57	6.05	5.68	5.97

Source: Ministry of Economy and Finance

The Government also intends to reduce the public debt through a program of privatization of public real estate assets and companies in which the government holds interests. The Government expects that the current privatization procedures of SACE, Fintecna and Simest will have an impact of 0.6 per cent of GDP in 2012. With respect to this procedure, CDP has an option to acquire at market conditions the interests held by the government in SACE, Fintecna and Simest. As of December 31, 2011, CDP was 70 per cent owned by the Treasury, although from December 12, 2003, the date of its conversion from an administrative entity into a joint stock company, CDP is no longer considered part of the general government and its liabilities are no longer accounted for as public debt.

The Government also expects that the envisaged public real estate assets privatization program will result in additional revenues equal to approximately 1.0 per cent of GDP per year. On the basis of preliminary estimates, the value of all real estate assets of the general government was between approximately €251 billion and €369 billion. As of December 2011, the value of the real estate assets owned by the Government was approximately €80 billion.

For additional information on the Government’s privatization plans, see Exhibit (4)—Update of the 2012 Economic and Financial Document.

Summary of Internal Debt

Internal debt is debt initially incurred or issued in Italy, regardless of the currency of denomination. Italy’s total internal public debt as at December 31, 2011 was €1,832,576 million, an increase of €66,463 million from December 31, 2010. The following table summarizes the internal public debt as at December 31st of each of the years indicated.

Internal Public Debt

	December 31,
	2007	2008	2009	2010	2011
	(€ in millions)
Debt incurred by the Treasury:
Short-Term Bonds (BOT)(1)	128,302	147,753	140,096	130,054	131,693
Medium- and Long-Term Bonds
CTZ(2)	43,063	46,772	64,748	71,989	67,425
CCT(3)	190,525	182,733	163,599	156,584	143,727
BTP(4)	768,065	823,706	906,302	992,692	1,054,675
BTP€i(5)	79,133	84,659	101,797	103,489	121,110

Total	1,209,087	1,285,622	1,376,542	1,454,808	1,518,630

Postal bonds(6)	37,175	31,492	30,004	25,196	22,079
Treasury accounts(7)	102,456	112,925	123,518	127,485	127,840
State sector entities	53,554	52,182	48,631	47,788	46,341
Other general government entities(8)	109,529	105,519	108,886	110,836	117,766

Total internal public debt	1,511,801	1,587,740	1,687,581	1,766,113	1,832,656

Liquidity buffer(9)	-9,671	-19,072	-29,711	-42,310	-23,361
Total internal public debt net of liquidity buffer	1,502,130	1,568,668	1,657,870	1,723,802	1,809,215

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or twelve months.
(2)	CTZs (Certificati del Tesoro Zero-Coupon), introduced in 1995, are zero-coupon notes with maturities of eighteen or twenty-four months.
(3)	CCTs (Certificati di Credito del Tesoro) are medium- and long-term notes at a variable interest rate with a semiannual coupon.
(4)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.
(5)	BTP€is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.
(6)	“Postal Bonds” are long-term certificates that may be withdrawn by the account owner prior to maturity. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail above under “—General”.
(7)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. For additional information, see “Monetary System—Monetary Policy”.
(8)	Includes loans and securities issued by local authorities.
(9)	All indebtedness included in this line has been treated as funded debt in this “Public Debt” section. A small portion, however, may have had a maturity at issuance of less than one year or may have been incurred or issued abroad.

Source: Ministry of Economy and Finance.

The following table divides the internal public debt into floating debt and funded debt as at December 31st of each of the years indicated. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Summary of Floating and Funded Internal Debt

	December 31,
	2007	2008	2009	2010	2011
	(€ in millions)
Floating internal debt(1)	154,601	182,488	176,575	174,256	171,643
Funded internal debt	1,357,200	1,405,252	1,511,006	1,591,857	1,661,013

Total internal public debt	1,511,801	1,587,740	1,687,581	1,766,113	1,832,656

(1)	Includes BOTs with a maturity at issuance of three and six months and postal accounts.

Source: Ministry of Economy and Finance.

In 2011, the ratio of short-term bonds to total debt issued was approximately 6.91 per cent.

Summary of External Debt

External debt is debt initially incurred or issued outside Italy, regardless of the currency of denomination. Total external public debt as at December 31, 2011 was €75,001 million. Historically Italy has not relied heavily on external debt. The following table summarizes the external public debt as at December 31st of each of the years indicated.

Summary of External Debt

	December 31,
	2007	2008	2009	2010	2011
	(€ in millions)
External Treasury Bonds(1)	69,314	60,342	60,058	61,978	58,541
FS bonds and loans(2)	1,010	935	111	15	0
ISPA bonds and loans(3)	13,005	11,033	10,534	11,048	11,070
State sector entities	2,693	2,659	2,520	2,439	3,161
Other general government entities	3,679	3,365	2,325	1,233	1,310

Total external public debt	89,701	78,334	75,547	76,713	74,082

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.
(2)	Includes FS bonds and other debt incurred by FS outside Italy and assumed by the Treasury by law in 1996.
(3)	Includes ISPA’s bonds and other debt, guaranteed by the state, in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples. For additional information on ISPA bonds and other debt used to finance high-speed rails, see “—General”.

Source: Ministry of Economy and Finance.

The following table sets forth a breakdown of the external public debt of the Treasury, by currency, as at December 31 of each of the years indicated. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of other state sector entities and other general government entities. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.

External Debt by Currency

	December 31,
	2007	2008	2009	2010	2011
	(in millions)
Euro(1)	19,719	20,281	20,833	21,394	22,323
British Pounds	2,750	2,150	2,150	2,450	2,450
Swiss Francs	8,500	6,500	5,500	4,000	3,000
U.S. Dollars(2)	39,189	32,939	32,450	36,000	31,500
Japanese Yen	825,000	725,000	685,000	585,000	585,000
Norwegian Kroner	4,000	4,000	4,000	4,000	4,000
Australian Dollars	1,000	—	—	—	—
Czech Koruna	7,470	7,470	7,470	7,470	7,470

(1)	The item does not include the amount of debt incurred in euros by ISPA and guaranteed by the state, which is shown in the previous table.
(2)	Until 2008, the item includes US$989 million of debt originally incurred by FS. By the end of 2009 that debt was redeemed.

Source: Ministry of Economy and Finance.

Italy accesses the international capital markets through a global bond program registered under the United States Securities Act of 1933 on Schedule B (the “Global Bond Programme”), a US$72 billion medium-term note program established in 1998 and a US$15 billion commercial paper program established in 1999 and updated in December of 2011. Italy introduced collective action clauses (CACs) in the documentation of all New York law governed bonds issued after June 16, 2003, including the Global Bond Programme. Italy will include the EU Collective Action Clauses, including Cross Series Modification Clauses, in the documentation of all bonds it issues after January 1, 2013.

Debt Service

The aggregate nominal amount, before giving effect to currency swaps, of scheduled repayments in respect of the principal amount on Treasury securities constituting external debt outstanding as at December 31, 2011 was as follows:

Scheduled Principal Repayments by Currency

	2012	2013- 2018	2019 and after
	(in millions)
Euro	967	6,810	24,027
British Pounds	—	700	1,750
Swiss Francs	—	3,000	—
U.S. Dollars	8,500	17,500	5,500
Japanese Yen	—	500,000	85,000
Norwegian Kroner	2,000	2,000	—
Czech Koruna	—	2,490	4,980

(1)	Includes part of the amount of debt incurred by ISPA and guaranteed by the state.

Source: Ministry of Economy and Finance.

Debt Record

Since its founding in 1946, the Republic of Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION

Floating Internal Debt of the Treasury(1) as of December 31, 2011

Security	Interest Rate	Maturity Date	Outstanding principal amount
	(€ in millions)
BOT (3 months)	various	various	—
BOT (6 months)	various	various	43,028
Postal accounts	floating	none	128,615

Total floating internal debt of the Treasury			171,643

Treasury accounts	floating	none	-23,361

Total floating internal debt net of Treasury accounts			148,282

(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance.

Funded Internal Debt of the Treasury(1) as of December 31, 2011

Security	Interest Rate	Maturity Date	Outstanding principal amount
	(€ in millions)
BOT (12 months)	various	various	131,693
CTZ	various	various	67,425
CCT	various	various	143,727
BTP	various	various	1,054,674
BTP€I	various	various	121,110

Total funded internal debt of the Treasury			1,518,629

(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance.

External Bonds of the Treasury as of December 31, 2011

The following table shows the external bonds of the Treasury issued and outstanding as of December 31, 2011.

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
United States Dollar(1)(*)
$3,500,000,000	6.875%	98.73	September 27, 1993	September 27, 2023	$3,500,000,000	€2,433,090,024
$1,500,000,000	6.025%	100.00	March 5, 1996	March 5, 2012	$1,500,000,000	€1,042,752,867
$1,500,000,000	5.97%	100.00	December 20, 1996	December 20, 2012	$1,500,000,000	€1,042,752,867
$3,000,000,000	5.625%	99.89	March 1, 2002	June 15, 2012	$3,000,000,000	€2,085,505,735
$2,000,000,000	4.375%	99.69	February 27, 2003	June 15, 2013	$2,000,000,000	€1,390,337,156
$2,000,000,000	5.375%	98.44	February 27, 2003	June 15, 2033	$2,000,000,000	€1,390,337,156
$4,000,000,000	4.50%	99.41	January 21, 2005	January 21, 2015	$4,000,000,000	€2,780,674,313
$2,000,000,000	4.75%	99.34	January 25, 2006	January 25, 2016	$2,000,000,000	€1,390,337,156
$3,000,000,000	5.25%	99.85	September 20, 2006	September 20, 2016	$3,000,000,000	€2,085,505,735
$2,000,000,000	5.38%	99.37	June 12, 2007	June 12, 2017	$2,000,000,000	€1,390,337,156
$2,500,000,000	2.13%	99.85	October 5, 2009	October 5, 2012	$2,500,000,000	€1,737,921,445
$2,500,000,000	3.13%	99.672	January 26, 2010	January 26, 2015	$2,500,000,000	€1,737,921,445
$2,000,000,000	2.13%	99.74	September 16, 2010	September 16, 2013	$2,000,000,000	€1,390,337,156

					$31,500,000,000	€21,897,810,211

Euro(2)
€567,000,000	6.125%	100.79	May 29, 1997	May 29, 2012	€567,000,000	€567,000,000
€60,000,000	Floating	99.61	October 8, 1998	October 8, 2018	€60,000,000	€60,000,000
€300,000,000	Floating	101.43	October 15, 1998	October 15, 2018	€300,000,000	€300,000,000
€1,000,000,000	4.00%	99.95	May 6, 1999	May 6, 2019	€1,000,000,000	€1,000,000,000
€1,000,000,000	Floating	101.60	June 28, 1999	June 28, 2029	€905,000,000	€905,000,000
€1,000,000,000	Floating	100.75	August 30, 1999	August 30, 2019	€1,000,000,000	€1,000,000,000
€150,000,000	Zero Coupon	100.00	February 20, 2001	February 19, 2031	€150,000,000	€150,000,000
€3,000,000,000	5.750%	100.04	July 25, 2001	July 25, 2016	€3,000,000,000	€3,000,000,000
€400,000,000	Floating	100.00	January 22, 2002	January 22, 2012	€400,000,000	€400,000,000
€150,000,000	Floating	100.00	April 26, 2004	April 26, 2019	€150,000,000	€150,000,000

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
€300,000,000	Floating	100.00	May 31, 2005	May 31, 2035	€300,000,000	€300,000,000
€720,000,000	3.83%	100.00	June 2, 2005	June 2, 2029	€720,000,000	€720,000,000
€395,000,000	3.523%	100.00	June 2, 2005	June 2, 2030	€395,000,000	€395,000,000
€200,000,000	Floating	100.00	June 8, 2005	June 8, 2020	€200,000,000	€200,000,000
€2,500,000,000	Floating	100.00	June 15, 2005	June 15, 2020	€2,500,000,000	€2,500,000,000
€300,000,000	Floating	100.00	June 28, 2005	June 28, 2021	€300,000,000	€300,000,000
€200,000,000	Floating	100.00	November 9, 2005	November 9, 2025	€200,000,000	€200,000,000
€900,000,000	Floating	99.38	March 17, 2006	March 17, 2021	€900,000,000	€900,000,000
€1,000,000,000	Floating	99.85	March 22, 2006	March 22, 2018	€1,000,000,000	€1,000,000,000
€192,000,000	Zero Coupon	100.00	March 28, 2006	March 28, 2036	€192,000,000	€192,000,000
€300,000,000	Floating	100.00	March 30, 2006	March 29, 2026	€300,000,000	€300,000,000
€215,000,000	Floating	100.00	May 11, 2006	May 11, 2026	€215,000,000	€215,000,000
€1,000,000,000	1.85% Inflation Indexed	99.80	January 5, 2007	September 15, 2057	€1,107,000,000	€1,107,000,000
€250,000,000	2.00% Inflation Indexed	99.02	March 30, 2007	September 15, 2062	€277,000,000	€277,000,000
€160,000,000	4.49%	99.86	April 5, 2007	April 5, 2027	€160,000,000	€160,000,000
€500,000,000	2.20% Inflation Indexed	98.86	January 23, 2008	September 15, 2058	€544,220,000	€544,220,000
€258,000,000	5.26%	99.79	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000
€300,000,000	3.00%	99,733	May 29, 2009	November 29, 2013	€300,000,000	€300,000,000
€250,000,000	4.85%	98.50	June 11, 2010	June 11, 2060	€250,000,000	€250,000,000
€125,000,000	4.10%	99.46	September 6, 2010	November 1, 2023	€125,000,000	€125,000,000
€125,000,000	4.20%	99.38	September 6, 2010	March 3, 2025	€125,000,000	€125,000,000
€250,000,000	2.75%	99.85	November 11, 2010	November 11, 2018	€250,000,000	€250,000,000
€125,000,000	2.85%	99.90	November 22, 2010	November 22, 2014	€125,000,000	€125,000,000
€250,000,000	3.70%	99.66	November 22, 2010	May 22, 2018	€250,000,000	€250,000,000
€125,000,000	3.75%	99.89	November 22, 2010	September 1, 2018	€125,000,000	€125,000,000
€150,000,000	3.80%	99.65	December 23, 2010	January 23, 2017	€150,000,000	€150,000,000
€150,000,000	4.45%	99.40	December 23, 2010	December 12, 2021	€150,000,000	€150,000,000
€517,000,000	2.85% Inflation Indexed	99.482	January 4, 2011	September 1, 2022	€517,000,000	€517,000,000
€450,000,000	4.45%	99.59	February 26, 2011	August 24, 2020	€450,000,000	€450,000,000
€2,156,000,000	6.58%	100	July 1, 2011	December 31, 2027	€2,156,000,000	€2,156,000,000
€250,000,000	5.00%	99.196	September 22, 2011	September 22, 2017	€250,000,000	€250,000,000

					€22,323,220,000	€22,323,220,000

Euro Ispa Bonds(3)
€1,000,000,000	4.50%	99.387	February 6, 2004	July 31, 2014	€1,000,000,000	€1,000,000,000
€750,000,000	2.25% Inflation Indexed	99.368	February 6, 2004	July 31, 2019	€876,000,000	€876,000,000
€3,250,000,000	5.13%	98.934	February 6, 2004	July 31, 2024	€3,250,000,000	€3,250,000,000
€2,200,000,000	5.20%	105.125	February 6, 2004	July 31, 2034	€2,200,000,000	€2,200,000,000
€850,000,000	Floating	100	March 4, 2005	July 31, 2045	€850,000,000	€850,000,000
€1,000,000,000	Floating	100	April 25, 2005	July 31, 2045	€1,000,000,000	€1,000,000,000
€300,000,000	Floating	100	June 30, 2005	July 31, 2035	€300,000,000	€300,000,000
€100,000,000	Floating	100	June 30, 2005	July 31, 2035	€100,000,000	€100,000,000

					€9,576,000,000	€9,576,000,000

Swiss Franc(4)(*)
ChF 2,000,000,000	2.50%	100.09	February 2, 2005	March 2, 2015	ChF 2,000,000,000	€1,629,327,902
ChF 1,000,000,000	2.50%	99.336	January 30, 2006	January 30, 2018	ChF 1,000,000,000	€814,663,951

					ChF 3,000,000,000	€2,443,991,853

Pound Sterling(5)(*)
£400,000,000	10.50%	100.875	April 28, 1989	April 28, 2014	£400,000,000	€458,689,295
£1,500,000,000	6.00%	98.565	August 4, 1998	August 4, 2028	£1,500,000,000	€1,720,084,857
£250,000,000	5.25%	99.476	July 29, 2004	December 7, 2034	£250,000,000	€286,680,809
£300,000,000	Floating	100.00	April 28, 2010	April 28, 2015	£300,000,000	€344,016,971

					£2,450,000,000	€2,809,471,932

Norwegian Kroner(6)(*)
NOK 2,000,000,000	6.15%	100.00	September 25, 2002	September 25, 2012	NOK 2,000,000,000	€257,765,175
NOK 2,000,000,000	4.34%	100.00	June 23, 2003	June 23, 2015	NOK 2,000,000,000	€257,765,175

					NOK 4,000,000,000	€515,530,350

Japanese Yen(7)(*)
¥125,000,000,000	5.50%	100.00	December 15, 1994	December 15, 2014	¥125,000,000,000	€1,066,370,926
¥125,000,000,000	4.50%	100.00	June 8, 1995	June 8, 2015	¥125,000,000,000	€1,066,370,926
¥100,000,000,000	3.70%	100.00	November 14, 1996	November 14, 2016	¥100,000,000,000	€853,096,741
¥100,000,000,000	3.45%	99.80	March 24, 1997	March 24, 2017	¥100,000,000,000	€853,096,741
¥25,000,000,000	2.87%	100.00	May 18, 2006	May 18, 2036	¥25,000,000,000	€213,274,185
¥50,000,000,000	Floating	100.00	April 24, 2008	April 24, 2018	¥50,000,000,000	€426,548,370
¥30,000,000,000	Floating	100.00	July 8, 2009	July 8, 2019	¥30,000,000,000	€255,929,022
¥30,000,000,000	Floating	100.00	September 18, 2009	September 18, 2019	¥30,000,000,000	€255,929,022

					¥585,000,000,000	€4,990,615,933

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
Czech Koruna(8)(*)
CZK 2,490,000,000	4.36%	100.00	October 3, 2007	October 3, 2017	CZK 2,490,000,000	€101,438,057
CZK 2,490,000,000	4.40%	100.00	October 3, 2007	October 3, 2019	CZK 2,490,000,000	€101,438,057
CZK 2,490,000,000	4.41%	100.00	October 3, 2007	October 3, 2019	CZK 2,490,000,000	€101,438,057

					CZK 7,470,000,000	€304,314,171

TOTAL OUTSTANDING						€64,860,954,450

(1)	U.S. dollar amounts have been converted into euro at $1.4385/€1.00, the exchange rate prevailing at Dec. 31, 2011.
(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.
(3)	Bonds issued by Infrastrutture S.p.A.
(4)	Swiss Franc amounts have been converted into euro at ChF1.2275/€1.00, the exchange rate prevailing at Dec. 31, 2011.
(5)	Pounds Sterling amounts have been converted into euro at £0.87205/€1.00, the exchange rate prevailing at Dec. 31, 2011.
(6)	Norwegian Kroner amounts have been converted into euro at NOK7.759/€1.00, the exchange rate prevailing at Dec. 31, 2011.
(7)	Japanese Yen amounts have been converted into euro at ¥117.22/€1.00, the exchange rate prevailing at Dec. 31, 2011.
(8)	Czech Koruna amounts have been converted into euro at C24.547/€1.00, the exchange rate prevailing at Dec. 31, 2011.
(*)	The above exchange rates are based on the official exchange rates of the Bank of Italy.

	As of December 31, 2011
Currency	Before Swap	After Swap
US Dollars	33.76%	2.35%
Euro	34.41%	97.65%
Swiss Francs	3.76%	—
Pounds Sterling	4.33%	—
Norwegian Kroner	0.79%	—
Japanese Yen	7.69%	—
Czech Koruna	0.47%	—

Total External Bonds (€ in millions)	60,576.8	61,978.2

Source: Ministry of Economy and Finance.

External Bonds of the Treasury as of September 30, 2012

The following table shows the external bonds of the Treasury issued and outstanding as of September 30, 2012.

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
United States Dollar(1)(*)
$3,500,000,000	6.875%	98.73	September 27, 1993	September 27, 2023	$3,500,000,000	€2,706,883,217
$1,500,000,000	5.97%	100.00	December 20, 1996	December 20, 2012	$1,500,000,000	€1,160,092,807
$2,000,000,000	4.375%	99.69	February 27, 2003	June 15, 2013	$2,000,000,000	€1,546,790,409
$2,000,000,000	5.375%	98.44	February 27, 2003	June 15, 2033	$2,000,000,000	€1,546,790,409
$4,000,000,000	4.50%	99.41	January 21, 2005	January 21, 2015	$4,000,000,000	€3,093,580,819
$2,000,000,000	4.75%	99.34	January 25, 2006	January 25, 2016	$2,000,000,000	€1,546,790,409
$3,000,000,000	5.25%	99.85	September 20, 2006	September 20, 2016	$3,000,000,000	€2,320,185,614
$2,000,000,000	5.38%	99.37	June 12, 2007	June 12, 2017	$2,000,000,000	€1,546,790,409
$2,500,000,000	2.13%	99.85	October 5, 2009	October 5, 2012	$2,500,000,000	€1,933,488,012
$2,500,000,000	3.13%	99.672	January 26, 2010	January 26, 2015	$2,500,000,000	€1,933,488,012
$2,000,000,000	2.13%	99.74	September 16, 2010	September 16, 2013	$2,000,000,000	€1,546,790,409

					$27,000,000,000	€20,881,670,526

Euro(2)
€60,000,000	Floating	99.61	October 8, 1998	October 8, 2018	€60,000,000	€60,000,000
€300,000,000	Floating	101.43	October 15, 1998	October 15, 2018	€300,000,000	€300,000,000
€1,000,000,000	4.00%	99.95	May 6, 1999	May 6, 2019	€1,000,000,000	€1,000,000,000
€1,000,000,000	Floating	101.60	June 28, 1999	June 28, 2029	€905,000,000	€905,000,000
€1,000,000,000	Floating	100.75	August 30, 1999	August 30, 2019	€1,000,000,000	€1,000,000,000
€150,000,000	Zero Coupon	100.00	February 20, 2001	February 19, 2031	€150,000,000	€150,000,000
€3,000,000,000	5.750%	100.04	July 25, 2001	July 25, 2016	€3,000,000,000	€3,000,000,000
€150,000,000	Floating	100.00	April 26, 2004	April 26, 2019	€150,000,000	€150,000,000
€300,000,000	Floating	100.00	May 31, 2005	May 31, 2035	€300,000,000	€300,000,000
€720,000,000	3.83%	100.00	June 2, 2005	June 2, 2029	€720,000,000	€720,000,000
€395,000,000	3.523%	100.00	June 2, 2005	June 2, 2030	€395,000,000	€395,000,000
€200,000,000	Floating	100.00	June 8, 2005	June 8, 2020	€200,000,000	€200,000,000
€2,500,000,000	Floating	100.00	June 15, 2005	June 15, 2020	€2,500,000,000	€2,500,000,000
€300,000,000	Floating	100.00	June 28, 2005	June 28, 2021	€300,000,000	€300,000,000
€200,000,000	Floating	100.00	November 9, 2005	November 9, 2025	€200,000,000	€200,000,000
€900,000,000	Floating	99.38	March 17, 2006	March 17, 2021	€900,000,000	€900,000,000
€1,000,000,000	Floating	99.85	March 22, 2006	March 22, 2018	€1,000,000,000	€1,000,000,000
€192,000,000	Zero Coupon	100.00	March 28, 2006	March 28, 2036	€192,000,000	€192,000,000
€300,000,000	Floating	100.00	March 30, 2006	March 29, 2026	€300,000,000	€300,000,000
€215,000,000	Floating	100.00	May 11, 2006	May 11, 2026	€215,000,000	€215,000,000

Original Currency Nominal Amount	Interest Rate	Initial Public Offering Price (%)	Date of Issue	Maturity Date	Amount Outstanding	Equivalent in Euro
€1,000,000,000	1.85% Inflation Indexed	99.80	January 5, 2007	September 15, 2057	€1,107,000,000	€1,107,000,000
€250,000,000	2.00% Inflation Indexed	99.02	March 30, 2007	September 15, 2062	€277,000,000	€277,000,000
€160,000,000	4.49%	99.86	April 5, 2007	April 5, 2027	€160,000,000	€160,000,000
€500,000,000	2.20% Inflation Indexed	98.86	January 23, 2008	September 15, 2058	€544,220,000	€544,220,000
€258,000,000	5.26%	99.79	March 16, 2009	March 16, 2026	€258,000,000	€258,000,000
€300,000,000	3.00%	99,733	May 29, 2009	November 29, 2013	€300,000,000	€300,000,000
€250,000,000	4.85%	98.50	June 11, 2010	June 11, 2060	€250,000,000	€250,000,000
€125,000,000	4.10%	99.46	September 6, 2010	November 1, 2023	€125,000,000	€125,000,000
€125,000,000	4.20%	99.38	September 6, 2010	March 3, 2025	€125,000,000	€125,000,000
€250,000,000	2.75%	99.85	November 11, 2010	November 11, 2018	€250,000,000	€250,000,000
€125,000,000	2.85%	99.90	November 22, 2010	November 22, 2014	€125,000,000	€125,000,000
€250,000,000	3.70%	99.66	November 22, 2010	May 22, 2018	€250,000,000	€250,000,000
€125,000,000	3.75%	99.89	November 22, 2010	September 1, 2018	€125,000,000	€125,000,000
€150,000,000	3.80%	99.65	December 23, 2010	January 23, 2017	€150,000,000	€150,000,000
€150,000,000	4.45%	99.40	December 23, 2010	December 12, 2021	€150,000,000	€150,000,000
€517,000,000	2.85% Inflation Indexed	99.482	January 4, 2011	September 1, 2022	€517,000,000	€517,000,000
€450,000,000	4.45%	99.59	February 26, 2011	August 24, 2020	€450,000,000	€450,000,000
€2,156,000,000	6.58%	100	July 1, 2011	December 31, 2027	€2,156,000,000	€2,156,000,000
€250,000,000	5.00%	99.196	September 22, 2011	September 22, 2017	€250,000,000	€250,000,000
€230,000,000	4.20% Inflation Indexed	100	February 1, 2012	July 25, 2042	€230,000,000	€230,000,000
€437,500,000	3.66%	100	February 13, 2012	December 31, 2026	€437,500,000	€437,500,000

					€22,023,720,000	€22,023,720,000

Euro Ispa Bonds(3)
€1,000,000,000	4.50%	99.387	February 6, 2004	July 31, 2014	€1,000,000,000	€1,000,000,000
€750,000,000	2.25% Inflation Indexed	99.368	February 6, 2004	July 31, 2019	€876,000,000	€876,000,000
€3,250,000,000	5.13%	98.934	February 6, 2004	July 31, 2024	€3,250,000,000	€3,250,000,000
€2,200,000,000	5.20%	105.125	February 6, 2004	July 31, 2034	€2,200,000,000	€2,200,000,000
€850,000,000	Floating	100	March 4, 2005	July 31, 2045	€850,000,000	€850,000,000
€1,000,000,000	Floating	100	April 25, 2005	July 31, 2045	€1,000,000,000	€1,000,000,000
€300,000,000	Floating	100	June 30, 2005	July 31, 2035	€300,000,000	€300,000,000
€100,000,000	Floating	100	June 30, 2005	July 31, 2035	€100,000,000	€100,000,000

					€9,576,000,000	€9,576,000,000

Swiss Franc(4)(*)
ChF 2,000,000,000	2.50%	100.09	February 2, 2005	March 2, 2015	ChF 2,000,000,000	€1,653,029,175
ChF 1,000,000,000	2.50%	99.336	January 30, 2006	January 30, 2018	ChF 1,000,000,000	€826,514,587

					ChF 3,000,000,000	€2,479,543,762

Pound Sterling(5)(*)
£400,000,000	10.50%	100.875	April 28, 1989	April 28, 2014	£400,000,000	€501,221,727
£1,500,000,000	6.00%	98.565	August 4, 1998	August 4, 2028	£1,500,000,000	€1,879,581,479
£250,000,000	5.25%	99.476	July 29, 2004	December 7, 2034	£250,000,000	€313,263,579
£300,000,000	Floating	100.00	April 28, 2010	April 28, 2015	£300,000,000	€375,916,295

					£2,450,000,000	€3,069,983,080

Norwegian Kroner(6)(*)
NOK 2,000,000,000	4.34%	100.00	June 23, 2003	June 23, 2015	NOK 2,000,000,000	€271,388,832

					NOK 2,000,000,000	€271,388,832

Japanese Yen(7)(*)
¥125,000,000,000	5.50%	100.00	December 15, 1994	December 15, 2014	¥125,000,000,000	€1,245,392,049
¥125,000,000,000	4.50%	100.00	June 8, 1995	June 8, 2015	¥125,000,000,000	€1,245,392,049
¥100,000,000,000	3.70%	100.00	November 14, 1996	November 14, 2016	¥100,000,000,000	€996,313,639
¥100,000,000,000	3.45%	99.80	March 24, 1997	March 24, 2017	¥100,000,000,000	€996,313,639
¥25,000,000,000	2.87%	100.00	May 18, 2006	May 18, 2036	¥25,000,000,000	€249,078,409
¥50,000,000,000	Floating	100.00	April 24, 2008	April 24, 2018	¥50,000,000,000	€498,156,819
¥30,000,000,000	Floating	100.00	July 8, 2009	July 8, 2019	¥30,000,000,000	€298,894,091
¥30,000,000,000	Floating	100.00	September 18, 2009	September 18, 2019	¥30,000,000,000	€298,894,091

					¥585,000,000,000	€5,828,434,786

Czech Koruna(8)(*)
CZK 2,490,000,000	4.36%	100.00	October 3, 2007	October 3, 2017	CZK 2,490,000,000	€99,041,406
CZK 2,490,000,000	4.40%	100.00	October 3, 2007	October 3, 2019	CZK 2,490,000,000	€99,041,406
CZK 2,490,000,000	4.41%	100.00	October 3, 2007	October 3, 2019	CZK 2,490,000,000	€99,041,406

					CZK 7,470,000,000	€297,124,218

TOTAL OUTSTANDING						€64,427,865,204

(1)	U.S. dollar amounts have been converted into euro at $1.2930/€1.00, the exchange rate prevailing at Sept. 28, 2012.
(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.
(3)	Bonds issued by Infrastrutture S.p.A.
(4)	Swiss Franc amounts have been converted into euro at ChF1.2099/€1.00, the exchange rate prevailing at Sept. 28, 2012.

(5)	Pounds Sterling amounts have been converted into euro at £0.79805/€1.00, the exchange rate prevailing at Sept. 28, 2012.
(6)	Norwegian Kroner amounts have been converted into euro at NOK7.3695/€1.00, the exchange rate prevailing at Sept. 28, 2012.
(7)	Japanese Yen amounts have been converted into euro at ¥100.37/€1.00, the exchange rate prevailing at Sept. 28, 2012.
(8)	Czech Koruna amounts have been converted into euro at C25.141/€1.00, the exchange rate prevailing at Sept. 28, 2012.
(*)	The above exchange rates are based on the official exchange rates of the Bank of Italy.